SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

The Bekins Acquisition Group, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

330 South Mannheim Road
Hillside, IL 60162
(708) 547-2000
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Larry Marzullo
President and Chief Executive Officer
THE BEKINS ACQUISITION GROUP, INC.
330 South Mannheim Road
Hillside, Illinois 60162
(708) 547-2000

(Copy to)
John F. Adams, Esq.
Stephen A. Marcus, Esq.
SCHIFF HARDIN & WAITE
6600 Sears Tower
Chicago, Illinois 60606
(312) 258-5500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

4213	76-0680444
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties.

The full name and business and residential addresses, as applicable, for the significant parties are as follows:

(a) The Issuer's Directors.

Name	Business Address	Residential Address
Dale G. Aman	111 Hamilton Drive Novato, CA 94949	16 Tilden Ct. Novato, CA 94947
H. Alan Bouffard	125 Ocean Road Greenland, NH 03840	109 Portland Street South Berwick, ME 03908
W. Dean Dahle	7901 Ambassador Row Dallas, TX 75247	1667 Greathouse Rd. Waxahachie, TX 75167
George Gilbert	2228 Wirtcrest Lane, Suite G Houston, TX 77055	2338 Carleen Rd Houston, TX 77018
Howard Hagemaster	1326 Halsted Street Chicago Heights, IL 60411	8934 Bunker Hill Dr. Munster, IN 46321
Gary Hevener	7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568	112 Poppy Court Walnut Creek, CA
Joseph Holl	230 Clay Avenue Lyndhurst, NJ 07071	92 Morton Drive Ramsey, NJ 07446
Larry Marzullo	330 South Manheim Road Hillside, IL 60162	442 North Canal Chicago, IL 60610
Bruce Rosene	2512 South Clearbrook Drive Arlington Heights, IL 60162	2116 Greenock Inverness, IL 60067
Robert J. Starck	12 Starck Drive Burgettstown, PA 15021	246 Rock School Road Burgettstown, PA 15021
Jeffrey K. Vreeland	535 North Avenue Plainfield, NJ 07060	46 Stage Rd. Tuckerton, NJ 08087

Larry Wells	10610 Metric, Suite 190 Dallas, TX 75243	6407 Deloache Dallas, TX 75225

(b) The Issuer's Executive Officers.

Name	**Business Address**	**Residential Address**
George Gilbert (Chairman)	2228 Wirtcrest, Suite G Houston, TX 77055	2338 Carleen Rd Houston, TX 77018
Larry Marzullo (President and Chief Executive Officer)	330 South Manheim Road Hillside, IL 60162	442 North Canal Chicago, IL 60610
H. Alan Bouffard (Treasurer)	125 Ocean Road Greenland, NH 03840	109 Portland Street South Berwick, ME 03908
Dale G. Aman (Vice President)	111 Hamilton Drive Novato, CA 94949	16 Tilden Ct. Novato, CA 94947
Robert J. Starck (Secretary)	246 Rock School Road Burgettstown, PA 15021	246 Stage Rd Burgettstown, PA 15021

(c) The Issuer's General Partners.

Not Applicable.

(d) Record Owner of 5% or More of Any Class of the Issuer's Equity Securities.

Name	**Business Address**
EDC Moving Systems	2228 Wirtcrest Lane, Suite G Houston, TX 77055
Tri-Valley Trade Show Services	7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568

(e) Beneficial Owner of 5% or More of Any Class of the Issuer's Equity Securities.

Name	**Business Address**
EDC Moving Systems	2228 Wirtcrest Lane, Suite G Houston, TX 77055

Tri-Valley Trade Show Services	7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568

(f) Promoters of the Issuer.

Not Applicable.

(g) Affiliates of the Issuer.

None.

(h) Counsel to the Issuer with Respect to the Proposed Offering.

Schiff Hardin & Waite
6600 Sears Tower
Chicago, Illinois 60606
(312) 258-5500

(i) Each Underwriter with Respect to the Proposed Offering.

Not applicable.

(j) The Underwriter's Directors.

Not Applicable.

(k) The Underwriter's Officers.

Not applicable.

(l) The Underwriter's General Partners.

Not applicable.

(m) Counsel to the Underwriter.

Not applicable.

Item 2. Application of Rule 262.

(a) None.

(b) Not applicable.

Item 3. Affiliate Sales.

Not applicable.

Item 4. Jurisdictions in Which Securities Are to Be Offered.

(a) The securities are being offered solely by directors, officers and employees of the Issuer and not by underwriters, dealers or salespersons. No director, officer or employee of the Issuer will receive compensation based on the sale of the securities.

(b) The Issuer will mail offering materials to current agents of Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc., excepting those agents residing in jurisdictions where the Issuer determines that compliance with applicable securities laws is impractical or unduly burdensome.

There are approximately 270 agents of Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. located in the following states:

Alabama, Alaska, Arkansas, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Iowa, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, New York, Nevada, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin.

Item 5. Unregistered Securities Issued or Sold Within One Year.

Within the last twelve months, The Bekins Acquisition Group, Inc. has issued common stock to the following entities in the amounts and for the consideration shown:

Name	Number of Shares	Date	Cash Payment
A and P Moving, Inc.	400	5/9/2001	$100,000.00
A-1 Movers Transfer & Storage	400	5/9/2001	$100,000.00
AMS Relocation, Inc	400	5/9/2001	$100,000.00
Anchor Moving Systems	400	5/9/2001	$100,000.00
Boyer-Rosene Moving & Storage	600	5/9/2001	$150,000.00
Capital City Transfer, Inc.	400	5/9/2001	$100,000.00
Collins Transportation, Inc.	400	5/9/2001	$100,000.00
EDC Moving Systems	800	5/9/2001	$200,000.00
Gsell Moving & Storage	400	5/9/2001	$100,000.00

Hagemaster Moving & Storage	400	5/9/2001	$100,000.00
Hansen Bros. Transfer & Storage	400	5/9/2001	$100,000.00
Interstate Moving & Storage, Inc.	400	5/22/2001	$100,000.00
J.K. Vreeland Moving & Storage	400	5/9/2001	$100,000.00
Maffucci Storage Corp.	400	5/9/2001	$100,000.00
Midwest Moving & Storage	400	5/9/2001	$100,000.00
National Electronic Transit Corp.	400	5/9/2001	$100,000.00
National Electronic Transit Inc.	200	5/21/2001	$50,000.00
Next Level Transportation	600	5/9/2001	$150,000.00
Pacific Storage Co.	400	5/9/2001	$100,000.00
Pyramid Logistics Services, Inc.	400	5/21/2001	$100,000.00
Raleigh Bonded Warehouse	400	5/9/2001	$100,000.00
Rebel Van Lines	600	5/9/2001	$150,000.00
Sea Cure Moving, Inc.	400	5/9/2001	$100,000.00
Starck Van Lines, Inc.	400	5/9/2001	$100,000.00
Transportation Solutions, Inc.	400	5/9/2001	$100,000.00
Tri-Valley Trade Show Services	400	5/9/2001	$100,000.00
White Moving & Storage, Inc.	400	5/9/2001	$100,000.00
WinWell West Inc.	200	5/9/2001	$50,000.00
A. Frisella Moving and Storage	200	12/16/2001	$50,000.00
Berry Van Lines	400	12/18/2001	$100,000.00
Berryman Relocation	200	1/7/2002	$50,000.00
Boerman Moving and Storage	200	12/16/2001	$50,000.00
Brian Schaunessy	400	12/31/2001	$100,000.00
Rebel Van Lines	400	12/18/2001	$100,000.00
Tri-Valley Trade Show Services	400	12/16/2001	$100,000.00

The cash proceeds of the May, 2001, offering provided the Issuer's initial capitalization, intended to permit it to acquire and operate the business of The Bekins Company. That initial acquisition proposal was unsuccessful, and the proceeds were retained by the Issuer.

The cash proceeds of the December, 2001, offering were added to the Issuer's initial capitalization to provide funding to support the Issuer's ultimately successful acquisition, and future operation, of the business of The Bekins Company.

Each of the purchasers was a van line agent of Bekins Van Lines at the time of purchase.

The shares listed in this Item 5 were sold in connection with the formation of the Issuer, and in connection with the additional funding required for the purchase by the Issuer of the capital stock of The Bekins Company, in reliance on Rule 506 of Regulation D of the Securities Act of 1933, as amended, on the grounds that the offerees and purchasers were accredited investors or, if not accredited, either alone or with such purchaser's representative had such knowledge and experience in financial and business matters that such purchaser was capable of evaluating the merits and risks of investment in the securities offered.

Within the last twelve months, Bekins Van Lines Co., an indirect wholly-owned subsidiary of The Bekins Acquisition Group, Inc., has issued three-year convertible subordinated promissory notes to the following persons in the principal amounts and for the consideration shown:

Name	Shares Convertible	Date	Consideration Amount
A. Frisella Moving and Storage	200	12/16/2001	$50,000.00
Anchor Moving Storage	968	12/16/2001	$242,000.00
Boerman Moving and Storage	44	12/16/2001	$11,000.00
Boyer-Rosene Moving & Storage	1,000	3/3/2002	$250,000.00
Capital City Transfer, Inc.	160	1/23/2002	$40,000.00
EDC Moving Systems	888	12/16/2001	$222,000.00
Gsell Moving & Storage	112	12/16/2001	$28,000.00
Hagemaster Moving & Storage	76	12/16/2001	$19,000.00
Hansen Bros. Transfer & Storage	400	12/19/2001	$100,000.00
Interstate Moving & Storage, Inc.	80	12/16/2001	$20,000.00
Midwest Moving & Storage	280	12/16/2001	$70,000.00
National Electronic Transit Corp.	600	12/17/2001	$150,000.00
Starck Van Lines, Inc.	460	12/18/2001	$115,000.00
Transportation Solutions, Inc.	244	12/16/2001	$61,000.00
White Moving & Storage, Inc.	200	12/16/2001	$50,000.00
WinWell West Inc.	601	1/8/2002	$150,451.25

The three-year convertible subordinated promissory notes were sold in exchange for current payments due the purchasers from Bekins Van Lines Co. Each of the purchasers was an agent of Bekins Van Lines and was owed the funds contributed in the ordinary course of their activities as a Bekins van line agent. Each of the purchasers in this portion of the December, 2001, offering, was also a stockholder of the Issuer.

The three-year convertible subordinated promissory notes were sold in reliance on Rule 506 of Regulation D of the Securities Act of 1933, as amended, on the grounds that the offerees and purchasers were accredited investors or, if not accredited, either alone or with such purchaser's representative had such knowledge and experience in financial and business matters that such purchaser was capable of evaluating the merits and risks of investment in the securities offered.

On April 8, 2002, the Issuer sold 400 shares of its common stock to Larry Marzullo, its President and Chief Executive Officer, at a price of $250.00 per share, paid in cash. The foregoing shares were sold to Mr. Marzullo in fulfillment of obligations under his written employment agreement with the Issuer, pursuant to the exemptive provisions of Rule 701 of the Securities Act of 1933, as amended.

Item 6. Other Present or Proposed Offerings.

The Issuer and its affiliates are not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A other than pursuant to outstanding convertible notes described in Item 5 and options granted to Mr. Marzullo described in Part II, "Interest of Management and Others in Certain Transactions."

Item 7. Marketing Arrangements.

Not applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

Not Applicable.

Item 9. Use of a Solicitation of Interest Document.

Not Applicable.

PART II
OFFERING CIRCULAR

Subject to Completion
Dated April 10, 2002

PRELIMINARY OFFERING CIRCULAR

THE BEKINS ACQUISITION GROUP, INC.

330 South Mannheim Road
Hillside, Illinois 60162
(708) 547-2000

20,000 shares of Common Stock
$50,000 per unit of 200 shares

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the Offering Statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

The Bekins Acquisition Group, Inc. is a holding company formed in April, 2001. On December 31, 2001, The Bekins Acquisition Group, Inc. completed its acquisition of 100% of the capital stock of The Bekins Company in consideration of ten dollars and assumption of approximately $45.6 million of The Bekins Company's debt.

We are offering up to 20,000 shares of our common stock in units of 200 shares. Each subscriber will be entitled to purchase a maximum of 200 shares of voting common stock. Shares purchased in amounts greater than 200 shares will consist of 200 shares of voting common stock with the balance consisting entirely of non-voting common stock. Current holders of voting common stock will be entitled to purchase only non-voting common stock.

The aggregate amount of shares of common stock sold in this offering will not exceed $5 million. These securities are being offered only to our van line agents. Agents may subscribe for common stock with cash or by offering to exchange payables owed to them by Bekins Van Lines, LLC or Bekins Worldwide Solutions, Inc. on a dollar for dollar basis for the purchase price. Due to our need for cash, we will prefer cash subscriptions and we may decline to accept any subscriptions offering payables as consideration.

This investment involves a high degree of risk. You should read "Risk Factors" beginning on page 9.

Common Stock	Price to Agents	Underwriting Discounts and Commissions(1)	Proceeds to the Company(2)
Per Share	$250	$ -0-	$250(3)
Maximum Total	$5,000,000	$ -0-	$5,000,000(3)

(1) The common stock will be sold by our directors, officers and employees. We will not pay any commission or other compensation to those persons for their efforts in these sales.

(2) Before deducting $150,000 in estimated offering expenses payable by us, including, among other things, printing, mailing and marketing expenses, as well as legal and accounting fees.

(3) Agents may offer to pay for their subscriptions of common stock with either cash or by exchanging payables owed to them by BVL or BWS in an amount equal to the cash purchase price of the shares. We will prefer subscriptions from agents paying cash over agents offering to exchange payables for common stock.

(cover page continues)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this offering circular and the Form 1-A of which it is a part is qualified by the Securities and Exchange Commission.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other literature. These securities are offered pursuant to an exemption from registration with the Commission. However, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

The securities are subject to substantial restrictions on transfer pursuant to applicable law and our bylaws. The securities to be issued may be resold, transferred or otherwise disposed of by you only in accordance with the bylaws and applicable federal and state securities laws. Consequently, you may find it very difficult to liquidate the securities at a time when you may desire to do so. Therefore, you must bear the economic risk of the investment for an indefinite period.

For Florida Purchasers Only:

If the purchaser is a resident of the state of Florida or is purchasing the securities within the state of Florida, the purchaser acknowledges that the purchaser has been advised and that the purchaser understands that pursuant to Subsection 517.061(11)(a) of the Florida Securities Act, the purchaser has a right to cancel the purchase of the securities, without incurring any liability to the company or any other person, within three days following the date of the execution and delivery of an agreement to purchase the securities by the purchaser or the tender of consideration for the securities, whichever comes later, and to receive back without penalty or deduction of any kind any consideration given for the securities. If the Florida purchaser wishes to exercise such right to cancellation, such purchaser should notify the company of the purchaser's intention to do so.

For Colorado Residents Only:

This *information* is distributed under SEC Regulation A and the rules of the Colorado Securities Division. Neither the SEC nor the Securities Division has reviewed or approved its form or content.

For New Hampshire Residents Only:

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated, 1955, as amended ("RSA"), with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under such RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of or recommended or given approval to any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective

purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

The date of this offering circular is ________________, 2002

TABLE OF CONTENTS

We have not authorized any person to give you information that differs from the information in this offering circular. You should rely only on the information contained in this offering circular. That information is accurate only as of the date stated on the cover, even if the offering circular is delivered to you or you buy our securities after that date.

SUMMARY

This section provides in question and answer format summary information about The Bekins Acquisition Group, Inc. and this offering. The information in this section is not complete and does not contain all of the information that you should carefully consider before making an investment in the common stock offered. You should read the entire offering circular carefully, including the "Risk Factors" section and documentation listed under "Additional Information." For convenience, references in this offering circular to "we," "our" or "us," mean specifically, The Bekins Acquisition Group, Inc. We also use these terms in a general sense, where appropriate, to refer to the business operations of the Bekins organization.

Questions And Answers About The Bekins Acquisition Group, Inc.

Q: Who are we?

A: We are a holding company that purchased all of the capital stock of The Bekins Company from GeoLogistics Corporation on December 31, 2001. We paid ten dollars and assumed approximately $45.6 million of The Bekins Company's debt. The Bekins Company owns all of the capital stock of Bekins Van Lines Co., which owns all ownership interests in Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. Our organizational chart now appears as follows:



The Bekins Acquistion Group, Inc.
The Bekins Company
Bekins Van Lines Co.
Bekins Van Lines, LLC
Bekins Worldwide Solutions, Inc.

The Bekins Company, through its operating subsidiaries, provides interstate integrated logistics, home delivery and household goods relocation services. Bekins Van Lines Co. is a wholly-owned subsidiary of The Bekins Company. Bekins Van Lines Co. has two principal wholly-owned operating subsidiaries: Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. Bekins Van Lines, LLC is the successor to the family of companies that has been providing household goods moving and storage services since 1891. Bekins Worldwide Solutions, Inc. provides commercial customers with transportation and distribution of high value products requiring specialized delivery and handling.

We provide our services primarily through independent van line agents of our operating subsidiaries, Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. Our approximately 270 independent agents in the United States and their drivers provide a majority of our direct transportation services for the movement of household goods, including sales, packing, loading, hauling, unloading, unpacking, and warehousing. Independent contractor owner/operators provide a portion of the loading, hauling and unloading services. Virtually all of the power units utilized for transportation of household goods are leased to us by our van line agents and owner/operators. We provide a substantial number of trailers, which are either owned by us or leased from third parties, including our van line agents. We provide dispatch, marketing, claims processing, fleet registration, safety, billing, and other related administrative services to our van line agents.

Q: Where are we located?

A: Our principal executive offices are located at 330 South Mannheim Road, Hillside, Illinois 60162. Our telephone number is (708) 547-2000.

Q: When were we formed?

A: We were incorporated under the laws of the State of Delaware in April, 2001. In May, 2001, 28 of our van line agents purchased $2,950,000 of common stock at $50,000 per unit of 200 shares each to provide our initial operating capital.

Q: What was the nature of the transaction among us, The Bekins Company and Geologistics Corporation that was consummated in December, 2001?

A: On December 31, 2001, we purchased all of the capital stock of The Bekins Company from Geologistics Corporation for ten dollars. We also assumed approximately $45.6 million in debt of The Bekins Company. The purpose of the transaction was to make The Bekins Company entirely agent-owned.

Questions And Answers About The Offering

Q: What are we offering?

A: We are offering 20,000 shares of our common stock at a price of $250 per share, in units of 200 shares. Agents may subscribe to purchase our common stock for cash or in exchange for payables owed by us to them on a dollar for dollar basis for the purchase price of the shares. For example, you may offer to pay $50,000 in cash for a unit of common stock consisting of 200 shares, or you may offer to exchange $50,000 in payables owed by us to you for a unit of common stock. The aggregate amount of shares of common stock sold will not exceed $5 million.

Q: Who may purchase securities in the offering?

A: Our offer is being made only to our van line agents.

Q: What are the terms of the offering?

A: We will issue up to 20,000 shares of our common stock for $5,000,000. The minimum number of shares that may be purchased by a single investor is one unit, consisting of 200 shares, for $50,000. Subscriptions for our stock using cash as the method of payment will be considered for acceptance on a rolling basis as we receive them. Subscriptions for our stock using payables as the method of payment will be considered for acceptance beginning on the first business day that is 60 days after the date of this offering circular.

We may accept or reject any subscription for any reason. We will prefer cash subscriptions over exchange subscriptions, and may decline to accept either.

Q: How can I subscribe for securities in this offering?

A: If you wish to purchase shares, you should complete the subscription agreement and return it with payment to the address indicated on the form. We are not asking for, and cannot and will not accept, any commitment to purchase shares or payment for shares before our final offering circular has been qualified and we have distributed appropriate subscription agreements.

Q: What will happen to the payables that I agree to exchange for common stock?

A: If your subscription is accepted, you will have delivered to us a subscription agreement under which you agree to release us from any obligation relating to the payables listed on your subscription agreement. If your subscription is not accepted, the amount of payables we owe you will continue to be outstanding and the subscription agreement will be returned to you.

Q: What will happen if subscriptions for the offered securities exceed $5 million?

A: The order of priority for consideration of acceptance of your subscription in the event this offering is oversubscribed is, first to agents paying cash and, then to agents offering to exchange payables for stock. If we receive subscriptions for cash that exceed $5 million before the date we consider subscriptions using payables as consideration, common stock will be allocated only among cash subscribers.

Q: Will all of the common stock I purchase have voting rights?

A: Only the first 200 shares of common stock purchased by any agent will have voting rights. If you purchase more than one unit, your shares will consist of 200 shares of voting common stock and the remainder will be non-voting common stock. For example, if two units are purchased, only 200 of the 400 shares of common stock purchased will have voting rights. Current holders of voting common stock will be entitled to purchase only non-voting common stock. In this way, all shareholder agents will have equal voting rights.

Q: Why are we engaging in an offering of our common stock?

A: To raise capital necessary to fund our operations, to pay a portion of the obligations we assumed when we acquired The Bekins Company and to pay the expenses relating to this offering.

Q: How long will the offering of common stock last?

A: The offering will continue until we confirm the sale of $5,000,000 of common stock. We may terminate the offering earlier, without prior notice to you, if we determine that we have raised enough funds for short-term operating expenses. We may also terminate the offering if we determine that the offering is no longer in our interests. There is no assurance that we will be able to terminate the offering under any of these circumstances.

Q: Is buying our common stock risky?

A: The purchase of our common stock involves certain risks. Among other things, you should carefully read and consider the risks described under the section "Risk Factors," beginning on page 9.

Q: When will I receive certificates for my common stock?

A: You will receive certificates evidencing your shares of common stock as soon as practicable after consummation of this offering.

Q: Can we cancel the offering?

A: Yes. Our board of directors may cancel the offering at any time. If we cancel the offering, any money received from investors will be retained by us. In addition, we will not reinstate any payables exchanged for stock.

Q: What if this offering is cancelled after I have paid for my shares?

A: We will retain your investment and you will continue to hold common stock in our company.

Q: Will the proceeds of the offering be placed in an escrow account?

A: No. The funds we receive will be available to us for payment of our expenses and operations as we receive them and prior to the completion of the offering. We do not require a minimum number of shares to be sold before we can use proceeds we receive.

Q: How much money will we receive from the offering?

A: Our gross proceeds from the offering will depend on the number of shares that are purchased. We may sell securities up to an aggregate amount of $5 million, from which we will deduct expenses of the offering payable by us, estimated to be $150,000.

Q: How many shares of common stock will be outstanding after the offering?

A: The number of shares outstanding after the offering will depend on the number of shares that are purchased. If we sell all of the shares offered, we will issue 20,000 new shares of common stock and we would have 34,400 shares of common stock outstanding immediately after completion of the offering.

Q: I am a Bekins agent. Will I always be able to become a holder of your common stock?

A: No. There is no requirement that a Bekins agent be a common stock holder, and we have no obligation to offer common stock to any Bekins agents or others. We are offering common stock now to enable us to raise funds for operating and other expenses. We have no plan, intention or obligation to offer more common stock after we close this offer.

Q: What if I have additional questions?

A: Please contact Larry Marzullo, our President and Chief Executive Officer at (708) 547-3888, or George Gilbert our Chairman, at (708) 547-2139.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this offering circular, including the risk factors section, contains forward-looking statements, within the meaning of applicable securities laws. These statements concern our plans, expectations and objectives for future operations. Any statement that is not an historical fact is a forward-looking statement. We use the words "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," or "continue," and similar expressions to identify forward-looking statements, but some of those statements may use other phrasing. Those statements reflect our current views with respect to future events and are subject to risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this offering circular, that could cause actual results to differ materially from those contemplated in such forward looking statements.

We believe it is important to communicate our expectations to our investors. However, you are cautioned that no forward-looking statement is a guarantee of future performance and you should not rely on the accuracy of predictions contained in forward-looking statements. There may be events in the future that we are not able to predict accurately or over which we have no control. We do not undertake any obligation to generally circulate any revisions to these forward-looking statements to reflect events or circumstances after the date of this offering circular or to reflect the occurrence of unanticipated events that may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this offering circular. These statements speak only as of the date of this offering circular.

The risk factors and other cautionary language in this offering circular provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this offering circular, as well as unanticipated or unspecified events, could have a material adverse effect on our business, operating results and financial condition.

THE OFFERING

We are offering 20,000 shares of our common stock, in units of 200 shares, at a price of $50,000 per unit. Agents may offer to purchase our common stock with either cash or by exchanging payables we owe them on a dollar for dollar basis for the cash purchase price. Purchasers will receive a maximum of 200 shares of voting common stock. Blocks of common stock purchased in amounts greater than 200 shares will consist of 200 shares of voting common stock and the remainder will be non-voting common stock. Current holders of voting common stock will be entitled to purchase only non-voting common stock. If all 20,000 shares offered are sold, there will be 34,400 shares of common stock outstanding. We have not registered the shares under the Securities Act of 1933 or any applicable state securities laws.

We are offering shares only to our van line agents. The right of any agent to purchase shares in this offering is subject to, among other things, our right to reject any offer to purchase in whole or in part. We are not making any recommendation to you as to whether or not you should purchase shares.

This offering will end when we confirm the purchase of $5 million of common stock. We may terminate this offering earlier, without notice to you, if we believe we have sufficient financing to fund operations and pay expenses relating to this offering. Agents have no assured right to participate in the offering. We may also withdraw the offering at any time for any reason. If we withdraw this offering, we will retain any funds you have paid to us. We also will not reinstate any payables we have accepted in exchange for common stock.

We established the $250 per share offering price arbitrarily. It is equal to the price paid by the organizers of our company for their shares. It bears no relationship to the assets or our prospects or to any other established criteria of value. We have neither sought, nor obtained, any valuation opinion from outside financial advisors or investment bankers.

PLAN OF DISTRIBUTION

We will distribute copies of this offering circular to our van line agents after we have filed it with the Securities and Exchange Commission.

We will distribute copies of the final offering circular and subscription agreements to agents after the Form 1-A, of which this offering circular is a part, is qualified by the Securities and Exchange Commission. We have not employed any brokers, dealers or underwriters in connection with the offering and will not pay any underwriting commissions, fees or discounts in connection with the offering. Some of our directors, officers and employees may assist in the offering. These individuals will not receive any compensation other than their normal director's fees or employment compensation. We may decline to offer shares to agents located in states where we deem compliance with state securities laws to be too burdensome or impractical.

If you wish to purchase shares, you should complete the subscription agreement and return it with payment to the address indicated on the form. We are not asking for, and cannot and will not accept, any commitment to purchase shares or payment for shares before our final offering circular has been qualified and we have distributed appropriate subscription agreements.

Our van line agents may participate in this offering by delivering to us:

- a properly completed subscription agreement; and
- payment in full for the shares subscribed.

We will not pay you interest on the funds you deliver to us. We have the discretion and the exclusive right to refuse to accept, for any reason, all or part of any subscription. If we reject part, but not all, of the subscription, you will be obligated to purchase the securities for which the subscription amount has been accepted by us. We will return any excess funds from any partially accepted subscription, without interest.

We will consider subscriptions in the following order of priority:

- subscriptions for common stock using cash as payment up to $5 million will be considered first for acceptance; and
- we will not consider for acceptance subscriptions using payables as the method of payment until the first business day that is 60 days after the date of this offering circular. During this period, cash subscriptions will continue to be considered in priority to exchange subscriptions.

Payment for the shares must be made in United States funds and may be made by certified check or cashier's check drawn on a United States bank, or a money order, payable to the order of "The Bekins Acquisition Group, Inc."

We will consider payment to have been received only upon:

- actual receipt of any check or money order;
- if you are exchanging payables, acceptance by us of the subscription agreement showing the dollar amount of payables to be exchanged for common stock; or
- actual receipt of funds through an alternative method of payment that we may approve.

After you have executed and delivered your subscription agreement, you may not revoke it. You should not execute and deliver your subscription agreement unless you are certain that you wish to purchase our shares.

We may accept or reject, in whole or in part, and for any reason, any subscriptions whether for cash or exchange of payables. We have no obligation to treat like subscribers alike. We may cancel the offering at any time and for any reason. If we cancel the offering, any money received from investors will be retained by us. In addition, we will not reinstate any payables exchanged for stock.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this offering circular before deciding whether to purchase shares. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of the following circumstances actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the value of the shares could decline and you may lose part or all of the value of your investment.

Risk Factors Relating to the Offering

We have a limited operating history. Prior to the acquisition of The Bekins Company, we had not conducted any operations nor generated any revenue. We have been operating The Bekins Company since January 1, 2002.

You are unlikely to realize any monetary return on your investment in the shares. Rather, the benefits provided from purchasing the shares are more likely to be derived from agent ownership of our company and by keeping the agent network together as a viable business entity. As a result of limits on resale and transfer of voting rights, any increase in the underlying value of our company may not be reflected in any way in the near term in a price for the shares.

There will be no public trading market for the shares and your ability to transfer them is limited. We expect to have only a limited number of stockholders after the completion of this offering, so we do not expect that an active trading market for the shares of our common stock will develop. Without a market for your shares, their liquidity is severely diminished.

The shares are also subject to substantial restrictions on transfer. Our bylaws provide that no change in the direct or indirect ownership of the shares of common stock owned by agents may take place unless those shares have first been offered for purchase by us and the other stockholders. A change of ownership includes not only a sale of the shares, but also a change in ownership or agency status of an agent stockholder. A copy of the pertinent provisions of our bylaws appears as Appendix A to this offering circular.

We will not be subject to SEC financial statement or reporting requirements as a result of completion of this offering. This offering is made under an exemption from SEC registration. Consequently, we will not be required to provide you with the form of financial statements, proxy statements and other SEC-mandated reports (such as quarterly and annual reports) that are required of a publicly-held company. While we plan to keep our stockholders informed of our activities, those reports may not be as timely, detailed or formalized as you would obtain from an SEC-registered company.

Our future success is dependent on our ability to profitably conduct the business of The Bekins Company.

The Bekins Company has had recent net losses and may not be profitable in the future. The Bekins Company reported a net loss of approximately $11.8 million for the year ended December 31, 2001, and approximately $6.4 million for the year ended December 31, 2000. We anticipate that we will report losses in 2002 and may incur losses thereafter.

Continued operating losses would have a serious adverse effect on our financial position. If we are unable to operate at a profit, you may lose your entire investment

Our financial condition and substantial debt may adversely impact our profitability. Our total indebtedness following our acquisition of The Bekins Company was $45.8 million on a pro forma basis at January 1, 2002. Even after this offering, the proceeds of which will be used to fund operations, we will continue to be highly leveraged. Substantially all of our assets have been pledged to secure our indebtedness to our lenders.

We have recently entered into a revolving financing arrangement with Textron Financial Corporation that restricts our use of funds. Although the revolving financing arrangement provides us with immediate cash advances based on our levels of eligible accounts receivable, the agreement requires us to apply the proceeds of those receivables to immediate repayment of a significant portion of the cash advances. This limits our ability to generate funds for long-term purposes.

Additionally, the Textron financing agreement contains numerous financial and operating covenants restricting the manner in which we may operate. These include:

- restrictions on payments (including dividends), purchases and expenditures;
- prohibitions on dispositions and other transactions; and
- restrictions on the incurrence of additional debt.

In addition, we are required to maintain specific financial ratios and levels, including those relating to cash flow, net worth and maximum leverage.

Our ability to meet our long-term goals will depend on successful implementation of our strategy and on financial, competitive, regulatory, technical and other factors, many of which will be beyond our control.

We have assumed a significant amount of liabilities from the prior operations of Bekins. If we are not successful in restructuring that debt, the pressure from those prior claims may have an adverse effect on our ability to focus our resources and efforts on managing the company's business in a way that will provide for its future viability as well as the servicing of its pre-existing debt.

We will not pay cash dividends on our common stock in the forseeable future.

We may be unable to achieve expected cost savings. Our plan of operation anticipates that we will have the potential to achieve substantial cost savings through our ability to operate the company with lower costs than the former owners. Our expectations are based on assumptions as to future events, including general business and industry conditions, many of which are beyond our control and may not materialize. However, there could be factors that we are not aware of at this time or that are unforeseeable that offset the estimated cost savings of our plan of operation. As a result, actual cost savings may vary considerably in amount and/or character, or be considerably delayed.

We may not be able to recruit and retain a sufficient number of van line agents, representatives or owner/operators to carry out our growth plans. We rely on the services of agents to market our services and to act as intermediaries with customers, and on agents and owner/operators to provide a significant portion of our packing, warehousing and hauling services. A large number of van line agent contracts are terminable on short notice by the agents. We cannot assure you that these contracts will be renewed on favorable terms or at all. We cannot assure you that we will be successful in retaining van line agents or owner/operators or that van line agents or owner/operators that terminate their contracts can be replaced by equally qualified personnel. Because van line agents have the primary relationship with customers, we could experience a loss of customers if the agents that handle those customers' business terminate their relationships with us.

If van line agents retain cash or accounts receivable, our cash flow and revolving credit borrowing base availability will be reduced. When a van line agent originates a sale, the cash proceeds or accounts receivable from that sale are to be deposited with us. We then offset certain expenses and credit the van line agent with the balance. At April 4, 2002, we owed van line agents approximately $4.3 million for overdue payments of such credits, but other agents owed us an aggregate of $3.7 million as of that date. If agents do not continue to deposit account proceeds with us, our cash flow may be adversely affected.

These risks and uncertainties are not the only ones we are facing. Additional risks and uncertainties not presently known to us or that we may currently deem immaterial may also impair our business operations. We have not recited risks applicable to business generally, or to the logistics, moving and storage business in particular. You should keep those risks in mind when considering your investment decision.

USE OF PROCEEDS

We will use the proceeds from this offering, together with funds from other sources identified below, for our on-going general corporate operating purposes and payment of:

- past due customer claims;
- past due agent commissions;
- past due vendor claims; and
- expenses incurred in this offering.

We will have sole discretion in determining the allocation of available funds.

We have entered into an agreement with Textron Financial Corporation to provide us with a revolving credit facility. The principal terms of the revolving credit facility include:

- availability of up to $20,000,000 for operating funds (including $5,000,000 letter of credit support);
- interest at 1% over the JP Morgan Chase Bank prime rate, but not less than 4.75%;
- funding availability of up to 85% of eligible billed accounts receivable;
- funding availability of up to 65% of eligible unbilled accounts receivable;
- loan facility secured by first priority security interest in all of our personal property;
- financial and operational covenants and restrictions.

Through March 1, 2002, various van line agents had advanced an aggregate of $368,000 to us, which we must repay to them on a 90-day, interest-free basis. We have made no offers, commitments or representations to any of those agents that we will accept subscriptions for our common stock in exchange for their advances. Those agents have not made any commitments or representations that their advances will be converted into subscriptions for our shares. These agents are unsecured creditors of our company. The advances provided by these agents were available to bridge our financial needs from the time of our acquisition of The Bekins Company to our agreement with Textron for our revolving credit facility.

BUSINESS OF THE BEKINS ACQUISITION GROUP, INC.

The Acquisition

On December 31, 2001, we entered into a Stock Purchase Agreement dated the same date to purchase all of the capital stock of The Bekins Company from Geologistics Corporation. The following summary is qualified in its entirety by reference to the complete text of the stock purchase agreement, which is filed as an exhibit to the offering statement of which this offering circular is a part. The purpose of the transaction was to make The Bekins Company entirely agent-owned.

Under the terms of the stock purchase agreement, we purchased all of the capital stock of The Bekins Company from Geologistics Corporation in exchange for ten dollars and the assumption of approximately $45.6 million in debt.

Plan of Operation

Our plan of operation for the twelve months following the commencement of this offering is to operate The Bekins Company substantially in the same manner as it currently operates. In management's opinion, proceeds from this offering will not provide all the cash needed for our operations. We will need the additional funds available under our revolving credit facility.

Our plans contemplate operating the company on a going-forward basis using funds provided by operations and the proceeds of this offering. Our expectation is to be able to pay agents, vendors and claimants on a timely basis. In order to accelerate the availability of funds, we have pledged our accounts receivable to our revolving credit facility lender, in order to have cash proceeds available prior to actual collection of receivables.

Our plan of operation also contemplates that we will reach financial accommodations or deferrals with creditors of the company whose accounts arose before our purchase at the end of December, 2001. In connection with that acquisition, we assumed an aggregate of approximately $45.6 million in total liabilities. Certain of these have been settled by definitive payment agreements. These are:

- our settlement agreement with TMP Worldwide under which we have agreed to pay $1.0 million to TMP. These payments will be made in equal monthly installments over an eight-month period beginning on June 15, 2002.

- our settlement agreement with the U.S. Department of Justice under which we have agreed to pay $1.1 million to refund overpayments made by the federal government to Bekins Van Lines Co., which was paid on March 21, 2002. We will also pay a penalty of $900,000. Under a formal consent judgment, these payments will be made over a four-year period beginning on July 15, 2002.

We also reached agreement with some of our initial stockholders to exchange an aggregate of $1.6 million of agent balances owed to them for three-year promissory notes, bearing interest at 7% per annum, and convertible into shares of common stock at a price of $250 per share. This offering was made pursuant to Rule 506 of Regulation D of the Securities Act of 1933.

To establish a more viable cash flow, we have revised our agent cash retention and "in care of" billing policies to provide financial disincentives for agents to withhold account billings and proceeds. Our intention is to maximize cash and receivables to the company, which will provide us with a larger borrowing base for our revolving credit facility and provide us with needed cash to fund our operations. We have also implemented, and continually revise, a central office cost-reduction program.

There is no assurance that we will be able to meet all our objectives, and the assertion of past due claims against us in significant amount or by a significant number of claimants could have a materially adverse effect on our ability to conduct our operations on a going-forward basis to the extent that they require us to redirect our cash and managerial resources.

The Company

We were formed in April, 2001, to acquire the capital stock of The Bekins Company. Our management is composed of senior operating executives and agent-owners recruited from van line agents.

Through our operating subsidiaries, we are engaged in the movement of household goods and specialized products and other general commodities in United States interstate commerce, freight forwarding operations, and integrated interstate logistics services. Our household goods, specialized products, and freight forwarding operations are conducted primarily through a network of independent van line agents that own or contract for the necessary vehicles, equipment, and warehouse facilities. Our operating subsidiaries are regulated common and contract motor carriers with operating authority from the Federal Motor Carrier Safety Administration of the United States Department of Transportation.

We are a holding company that owns all of the capital stock of The Bekins Company. Bekins Van Lines Co. is a wholly-owned subsidiary of The Bekins Company. Bekins Van Lines Co. has two principal wholly-owned subsidiaries: Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. Through these subsidiaries, The Bekins Company provides interstate integrated logistics, home delivery and household goods relocation services. Bekins Van Lines, LLC and its predecessors, have been providing household goods moving and storage services since 1891. Bekins Worldwide Solutions, Inc. provides commercial customers with transportation and distribution of high value products requiring specialized delivery and handling.

We have a network of approximately 270 independently-owned van line agents, a fleet of approximately 1,500 agent drivers and 62 agent-owned distribution centers nationwide.

Bekins Van Lines, LLC provides logistics, moving and storage services primarily to household customers relocating residential furnishings. Bekins Van Lines, LLC also provides household goods moving and storage services to corporate employees and members of the United States military. Bekins Van Lines, LLC derives revenues from these sources in the following proportions:

- approximately 67% from residential customers;
- approximately 18% from corporate customers;
- approximately 15% from the United States government.

The movement of household goods is co-ordinated by us through our agent network. The primary contact for household customer business is the agent. A "booking agent" will typically complete a walk-through of the customer's residence and arrange for the services to be provided by us. After the booking agent contracts for the customer's business, the booking agent contacts us. The booking agent is responsible for coordination with us and typically receives approximately 13% of the customer revenue. An additional fee of 4% is generally paid to an "origin agent" in the location where the shipment originates. An agent may be both the origin agent and the booking agent. The booking agent arranges for the packing of the shipment. We then contract for the services of a driver provided by the "hauling agent," or a driver who is an independent contractor under contract to us. This driver is primarily responsible for the physical movement of the household goods from point of origin to destination and the unloading of the shipment at the time of delivery. The hauling agent typically receives approximately 68% of the customer revenue. We receive the remaining customer revenue, typically 15%.

The hauling agent may be the booking agent or another agent of ours. The shipment may also be hauled by an independent contractor hauler hired by us. Independent contractor haulers are typically paid a lower percentage of the customer revenue.

Corporate and United States military customers are generated through our corporate-level marketing efforts. Residential customers are generated through marketing efforts of the van line agents, primarily through advertising in local telephone directories.

We own approximately 475 trailers, and we lease approximately 360 trailers. These trailers are operated by drivers hired by us or are used by our van line agents. During the peak summer season, we lease additional trailers to meet typically higher demand.

Bekins Worldwide Solutions, Inc. generates revenue for us in much the same way as Bekins Van Lines, LLC, except that BWS provides services to businesses and commercial customers seeking to move or manage assets or inventory or deliver large consumer goods to households in the United States. BWS generates commercial customers through its own sales staff. Therefore, there is no initial "booking agent" who brings the customer to BWS. BWS does, however, require the services of a "hauling agent." As with Bekins Van Lines, LLC, the hauling agent for BWS customers receives a percentage of the revenue generated from the commercial customer, with the balance going to us.

Bekins Van Lines, LLC

Bekins Van Lines, LLC offers a full range of relocation services within the United States. BVLLC's distribution network is comprised of independently-owned agents located throughout the United States, with hauling capacity provided by independent owner-operators and agent drivers. BVLLC provides over-the-road transportation, packing, loading and storage of household goods for individuals, corporations and the United States military.

Agent Network: BVLLC generates approximately 99% of its revenues from its nationwide network of approximately 270 independently-owned agents. An agent is typically paid a percentage of linehaul revenue ranging from 15% to 87%, depending on the interstate transportation services provided. During 2001, 20 independently-owned agents generated approximately 48% of BVLLC's revenues.

Owner-Operators: We enter into written agreements with owner-operators to provide linehaul transportation services. These include transportation of household goods trailers from point of origin to destination and, for a majority of shipments, loading and unloading. Owner-operators provide their own tractors and must meet United States Department of Transportation safety standards. Our agreements with the owner-operators are generally terminable by either party on short notice.

Owner-operators are paid an agreed-upon percentage of the revenue generated from shipments they haul or a negotiated fixed rate per mile or pound. Owner-operators must pay all expenses of operating their equipment.

BVLLC typically has approximately 100 interstate owner-operators under agreement during the peak moving season between May and September. Hauling is provided by approximately 150 drivers provided to BVLLC by its agents on a permanent basis and approximately 1,100 drivers provided on an as-needed or intermittent basis. Of the owner-operators serving BVLLC at December 31, 2001, 75% had been under agreement for more than two years. These agent drivers are employees or independent contractors under contract to our agents. As such, they are paid directly by the agents.

Corporate Relocation: BVLLC's corporate relocation program includes corporate account management, shipment tracking, service monitoring, and claims processing.

Bekins Worldwide Solutions, Inc.

Bekins Worldwide Solutions, Inc. is an integrated network that provides logistics services to manufacturers, wholesalers, retailers and distributors of technology and consumer home products requiring specialized handling, or time-sensitive services. BWS's top five customers are Neiman Marcus, Kodak, Konica, Danka and Cornerstone Consolidated. BWS services homes throughout the United States and businesses throughout the United States and Canada. Some of the logistics management services BWS provides are:

- transportation, warehousing, and distribution of technology and consumer home products with destination services including packaging, local transportation, unpacking, placement, assembly and installation of product;

- consulting and management services for business customers' deliveries of supplies and inventories; and

- removal and return of products from end users to manufacturers, retailers, resellers or remanufacturers.

BWS also provides TimeLok, Tradeshow, Asset Management, Special Markets, Truckload and HomeDirectUSA industry-specific services.

TimeLok: TimeLok is a fixed schedule delivery service that utilizes a hub-and-spoke route system incorporating 62 distribution centers that are independently owned by agents. BWS trucks operate on fixed routes and schedules to pick up and deliver goods from manufacturers and retailers to households and businesses, utilizing regional distribution centers to coordinate delivery. TimeLok offers high speed, time-guaranteed pick-up and delivery anywhere in the continental United States and portions of Canada. Services include lift-gate delivery trucks, two-person delivery teams, padded transportation, installation and set-up, and debris removal.

Tradeshow: Tradeshow is the transportation of padded or crated displays and exhibits to tradeshows throughout the United States. BWS uses equipment specifically designed for displays and exhibits and a fleet of drivers to provide service to both exhibitors and exhibit builders. Additionally, BWS provides on-site tradeshow scheduling and support.

Asset Management: Asset management services assist manufacturing and distribution companies with storage and delivery of goods to customers and management of inventory. BWS targets specific industries for these services, which include: merge-in-transit, consolidation, import/export, inventory management, installation of products at customer locations and packaging.

Special Market: Special Market is a customized transportation service that is provided to customers when weight, handling or scheduling requirements do not fit within the TimeLok system. BWS enters into third-party alliances with other transportation companies to supplement its in-house transportation services.

Truckload: Truckload is a service offered to existing customers who request it as part of other service offerings. BWS charges these customers on a 'per-mile' basis, based on total distance with pre-set mileage minimums. BWS is not price-competitive with traditional truck load carriers in providing this service and does not view it as a growth area.

HomeDirectUSA: The HomeDirectUSA division is a nationwide provider of supply chain management services in the home delivery set-up market. HomeDirectUSA's in-home service is focused on high-end large consumer durables, such as furniture, appliances, exercise equipment, and home and office electronics, that exceed the size, weight or service limits of traditional parcel shipping companies like UPS and FedEx. HomeDirectUSA uses a network of agents whose specialty is logistics and local distribution. HomeDirectUSA delivers throughout the United States. Customers include Neiman-Marcus, Best Buy, Toshiba, Simmons, QVC, Staples, Costco, The Cornerstone Group (Frontgate, Cinmar, Ballard Designs and Garnet Hill), Select Comfort, Everfast (Calico Corners), Ikon Health, LL Bean and Bush Industries.

HomeDirectUSA enables diverse retailers, direct marketers (catalog merchants), manufacturers and internet retailers to outsource operations, control operating costs, maximize customer service and minimize operational complexities. Though currently operated as a division of BWS, we intend to operate HomeDirectUSA as a separate entity in the future.

Sales and Marketing

We market our services to new and existing customers through the van line agent network and our in-house sales staff. Most of the communication with residential customers occurs at the van line agent level. For BWS, corporate customers are typically contacted by our sales staff, while BVL's corporate customers are generally contacted through the van line agent network. The United States government business is generated in-house.

Customers

BVL's customers include private individuals wishing to relocate, businesses and the United States government. BWS provides services to consumer goods manufacturers, distributors, retailers and marketing companies, internet retailers, home television shopping companies and tradeshow builders and exhibitors. In 2001, only one customer, the United States Department of Defense, represented as much as 4.8% of revenue of The Bekins Company. The next nine customers combined accounted for approximately 9.4% of 2001 revenue.

Van Line Agent Contracts

We are currently engaged in a long-term project to standardize the form of contract to be signed by all of our van line agents. We anticipate that all of our van line agents will have substantially similar contracts in the future. At present, most of our agents have contracts with varying terms.

Insurance

We maintain what we consider to be appropriate insurance coverage for auto, general and cargo claim liabilities, in amounts in excess of minimum levels required by the United States Department of Transportation. We also maintain standard coverages for our general business operations. Most of our insurance policies require us to retain specified levels of primary liability (deductibles or self-insured retentions). We maintain letters of credit under our revolving credit line to secure payment of those amounts. We have recently experienced a significant rise in premium costs for liability coverages. Costs for these kinds of insurance are variable based on market conditions, most policies are written on a year-to-year basis, and we cannot assure you that costs for insurance will not rise in the future.

Safety

We operate formal safety programs focusing on owner-operator and agent driver selection, training and continual monitoring of performance. We conduct a background check on each prospective owner-operator and agent driver. Owner-operators and agent drivers are required to pass a United States Department of Transportation pre-employment physical examination, a mandatory drug test and a road test. All drivers are also required to pass a written safety test. We are issued safety ratings by the DOT. Currently we operate under a "Conditional" rating issued by the Department of Transportation. We have implemented changes to our procedures and expect our new procedures to be in compliance for the "Satisfactory" rating category when reviewed later in 2002. In the meantime, the "Conditional" rating could have an adverse effect on insurance availability and premium costs, and on customer choice for our services.

Regulatory Considerations

We operate nationwide as interstate common and contract carriers, freight forwarders and brokers and have been issued operating authorities by the United States Department of Transportation. This agency authorizes us to transport various classes of goods and products. Failure to comply with DOT regulations could subject us to civil and/or criminal penalties as well as the suspension and/or revocation of our operating authorities. Our 12-month recordable accident rate dropped to 0.19 versus a rate of 0.751 at the time of our last DOT audit in June, 2001. This compares favorably to the industry average of 0.56, as reported by the American Moving and Storage Association in November, 2001.

From time to time, tax authorities have sought to assert that owner-operators in the trucking industry are employees, rather than independent contractors. No such claim has been successfully made with respect to owner-operators serving The Bekins Company and its subsidiaries. However, there are no assurances that they will remain claim-free in the future or that tax authorities or tax laws will not change. We operate our common carrier business pursuant to tariffs that are filed by the Household Goods Carriers Tariff Committee of the American Moving & Storage Association. These tariffs are available for inspection pursuant to applicable federal regulations. Our contract carriage business is provided pursuant to written contracts with our various customers.

Legal Proceedings

We are parties to routine litigation incident to our businesses, primarily relating to claims arising from traffic accidents and for goods lost or damaged in transit or improperly shipped. Many of the lawsuits to which we are party are covered by insurance and are being defended by our insurance carriers. There are currently no material actions, suits or governmental investigations, including those of OSHA and the EPA, pending or, to our knowledge, threatened against us that are expected to have a material adverse effect on our operations.

DESCRIPTION OF PROPERTIES

We lease real property in eight locations. Our Hillside, Illinois headquarters consists of 80,000 square feet and houses all of our transportation planning, accounting, human resources and information technology functions. The Grove City, Ohio facility is a 168,000 square foot hub for the 62 nationwide distribution centers operated by our agents. The Bolingbrook, Illinois property is a 15,000 square foot driver training and trailer storage facility. Our Columbus, Ohio property is a trailer storage and vehicle maintenance yard. The San Bernadino, California facility is a 35,000 square foot warehouse that is currently vacant. The Yuma, Arizona facility is a 15,000 square foot warehouse sub-let to a third party tenant. The Alamogordo, New Mexico facility is a 10,000 square foot warehouse currently sub-let to a van line agent. The Pico Rivera, California property is 48,000 square foot trailer storage lot.

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE BEKINS ACQUISITION GROUP, INC.

Our stockholders elect the members of our board of directors. Our bylaws provide for a 17-member board of directors. Currently, 12 seats are occupied and five seats are vacant. When we were formed in 2001, the individuals who organized us appointed our current directors. For election at the 2002 annual meeting we expect to nominate three independent directors, a representative of our drivers and one additional agent representative to fill the vacant directorships.

Our bylaws provide for what is known as a "staggered" board. Beginning with the 2002 annual meeting, the board will be divided into three classes, as equal in number as possible. Directors elected to the first class will hold office until the 2003 annual meeting, those elected to the second class will hold office until the 2004 annual meeting and those elected to the third class will hold office until the 2005 annual meeting. At each annual meeting held after 2002, the successors to the directors whose terms expire at that meeting will be elected for a three-year term.

Our bylaws call for our annual meeting of shareholders to be held in May of each year. The board has determined to delay the 2002 meeting until the fall of 2002. This will allow purchasers in this offering to participate.

Other than Mr. Marzullo, our President and Chief Executive Officer, who serves under a three-year annually renewable contract, our officers are chosen annually by the board of directors and serve until the next annual appointment of officers. Our certificate of incorporation and bylaws provide for indemnification of our officers and directors to the fullest extent permitted by the Delaware General Corporation Law in effect at the time of a claim for indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors and officers pursuant to those provisions or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The following are our current directors and executive officers. Other than Mr. Marzullo, all are owners of or employed by one of our van lines agencies.

George Gilbert, (56) Chairman of the Board of Directors. Mr. Gilbert has been the Chairman and President of Electronics Data Carriers, Inc., (doing business as EDC Moving Systems) located in Houston, Texas, since that company's founding in 1976. Mr. Gilbert manages approximately 200 full time employees. EDC Moving Systems has been a Bekins agent since 1983. Mr. Gilbert is past chairman of the Southwest Movers Association and the SMA Foundation, and is currently a member of the board of directors and executive committee of the Texas Motor Transportation Association.

Larry Marzullo, (55) President and Chief Executive Officer. Larry Marzullo has been President and Chief Executive Officer of The Bekins Company and its subsidiaries since December, 1998. Mr. Marzullo joined Bekins in August, 1986, and has served the company in a variety of positions, including President of Bekins' High Value Products/Logistics Division, Chief

Operating Officer and Chief Information Officer. Before joining Bekins, Mr. Marzullo was General Manager of Information Systems at UNOCAL, a natural resources exploration and production services company, from 1984 to 1996. Before that, he served in the United States Air Force as a Captain and tactical fighter training pilot for five years. Mr. Marzullo holds a Bachelor of Science degree in Information Technology and Accounting from California State Polytechnic University and is active in a number of management and logistics organizations, including the American Moving and Storage Association, the Council of Logistics Management, the Warehouse Education and Research Council and the American Management Association.

Dale G. Aman, (61) Director and Vice President. Since 1990, Mr. Aman has been the Chief Executive Officer of A and P Moving, Inc., located in Novato, California, where he is responsible for 32 employees, 9 contract drivers and facilities covering 45,000 square feet.

H. Alan Bouffard, (50) Director and Treasurer. From 1970 to the present, Mr. Bouffard has been the President and Chief Executive Officer of Interstate Moving and Storage Inc., located in Greenland, New Hampshire, where he manages approximately 50 employees. Mr. Bouffard is also the President and Chief Executive Officer of Atlantic Harvestor, Inc., a commercial fishing company, and The Bluefin Group, Inc., a consulting company. From 1979 to the end of 2000, Mr. Bouffard was President and Chief Executive Officer of H. E. Bouffard and Co., Inc., a refuse removal company.

Robert J. Starck, (53) Director and Secretary. From 1974 to the present, Mr. Starck has been the Chief Executive Officer of Starck Van Lines, Inc., located in Burgettstown, Pennsylvania. Mr. Starck manages 30 employees and 15 independent contractors.

W. Dean Dahle, (63) Director. From 1981 to the present, Mr. Dahle has been the owner and Chief Executive Officer of A-1 Movers Transfer & Storage Inc., located in Dallas, Texas, where he manages approximately 30 individuals.

Howard Hagemaster, (44) Director. From 1979 to the present Mr. Hagemaster has been the General Manager of Hagemaster Motor Service, Inc., located in Chicago, Illinois, where he manages operations, sales, accounting and fleet management. Mr. Hagemaster manages between 20 to 30 employees depending on the season.

Gary Hevener, (57) Director. From 1984 to the present, Mr. Hevener has been the President of Tri-Valley Tradeshow Services, located in Dublin, California, where he manages approximately 15 employees.

Joseph Holl, (45) Director. From 1988 to the present, Mr. Holl has been the Chief Executive Officer of National Electronic Transit Corp., located in Lyndhurst, New Jersey, where he manages the business operations and over 100 employees.

Bruce Rosene, (61) Director. From 1963 to July, 2000, Mr. Rosene was the owner of Boyer-Rosene Moving and Storage, Inc., located in Arlington Heights, Illinois. Since July, 200, Mr. Rosene has served as President of Boyer-Rosene Moving and Storage, Inc., where he manages approximately 200 employees.

Jeffrey K. Vreeland, (42) Director. From 1998 to the present, Mr. Vreeland has been the President and Chief Executive Officer of J. K. Vreeland Moving & Storage Co., located in Plainfield, New Jersey. Mr. Vreeland currently manages approximately 50 employees. From 1976 to 1998 Mr. Vreeland was the Vice President of J. K. Vreeland Moving & Storage Co.

Larry Wells, (57) Director. For the past five years, Mr. Wells has been the Chairman, President, Chief Executive Officer and General Counsel for The WinWell Companies, Inc., a warehousing and trucking company headquartered in Dallas, Texas. Mr. Wells manages approximately 150 employees.

Executive Committee

Our bylaws provide that the board of directors may designate one or more committees of the board, which may, to the extent designated, exercise some or all of the powers of the board. The board has created an executive committee, which can act in place of the board when the board is not in session. The executive committee consists of five directors: George Gilbert, Larry Marzullo, Dale Aman, H. Alan Bouffard and Robert Starck.

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers are compensated for their services to Bekins Van Lines Co. and its subsidiaries by those entities. They receive no additional compensation for serving as our officers.

During the last fiscal year, the only one of our officers or directors who received compensation was our President and Chief Executive Officer, who received aggregate remuneration of $316,860 for those services.

Our Chief Executive Officer, Larry Marzullo, is currently compensated under an employment agreement more fully described under the heading "Interest of Management and Others in Certain Transactions."

Our directors are paid no salary. Each director is entitled to receive a payment of $150 per day for attendance at each meeting of the board of directors. Members of the executive committee are entitled to receive $300 per day for attending meetings of the executive committee. Directors and executive committee members are also entitled to be reimbursed for reasonable out-of-pocket automobile and airfare expenses related to travel to and from meetings.

SECURITY OWNERSHIP

All of our outstanding common stock is owned of record by business entities that are van line agents or by executive management personnel. The following table indicates the amount and percentage of our common stock held of record by those executive management personnel and by those entities of which (i) any of our directors and executive officers and (ii) all directors and executive officers as a group, are the owners or principal executives having the power to vote or direct the vote of the shares owned, at the date of this offering circular.

Title of Class	Name and Address	Amount Owned[1]	Percent of Class
Voting Common Stock	Dale Aman* A and P Moving, Inc. 111 Hamilton Drive Novato, CA 94949	200	2.9%
Voting Common Stock	H. Alan Bouffard* Interstate Moving & Storage, Inc. 125 Ocean Road Greenland, NH 03840	200	2.9%
Voting Common Stock	W. Dean Dahle* A-1 Movers Transfer & Storage 7901 Ambassador Row Dallas, TX 75247	200	2.9%
Voting Common Stock	George Gilbert* EDC Moving Systems 2228 Wirtcrest Lane, Suite G Houston, TX 77055	200	2.9%
Voting Common Stock	Howard Hagemaster* Hagemaster Moving & Storage 1326 Halstead Street Chicago Heights, IL 60411	200	2.9%
Voting Common Stock	Gary Hevener* Tri-Valley Trade Show Services 7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568	200	2.9%
Voting Common Stock	Joseph Holl* National Elec. Transit Corp. 230 Clay Avenue Lyndhurst, NJ 07071	200	2.9%
Voting Common Stock	Larry Marzullo 442 North Canal Chicago, IL 60610	200	2.9%
Voting Common Stock	Bruce Rosene 2116 Greenock Inverness, IL 60067	0	0.0%
Voting Common Stock	Robert J. Starck* Starck Van Lines, Inc. 246 Rock School Road Burgettstown, PA 15021	200	2.9%
Voting Common Stock	Jeffrey Vreeland* J.K. Vreeland Moving & Storage 535 North Avenue Plainfield, NJ 07060	200	2.9%

Voting Common Stock	Larry Wells* WinWell West Inc. 10610 Metric, Suite 190 Dallas, TX 75243	200	2.9%
All directors and officers as a group (12 persons)		**2,200**	**31.4%**
Non-Voting Common Stock	Dale Aman A and P Moving, Inc. 111 Hamilton Drive Novato, CA 94949	200	2.7%
Non-Voting Common Stock	Alan Bouffard Interstate Moving & Storage, Inc. 125 Ocean Road Greenland, NH 03840	200	2.7%
Non-Voting Common Stock	W. Dean Dahle A-1 Movers Transfer & Storage 7901 Ambassador Row Dallas, TX 75247	200	2.7%
Non-Voting Common Stock	George Gilbert EDC Moving Systems 2228 Wirtcrest Lane, Suite G Houston, TX 77055	600	8.1%
Non-Voting Common Stock	Howard Hagemaster Hagemaster Moving & Storage 1326 Halstead Street Chicago Heights, IL 60411	200	2.7%
Non-Voting Common Stock	Gary Hevener Tri-Valley Trade Show Services 7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568	600	8.1%
Non-Voting Common Stock	Joseph Holl National Elec. Transit Corp. 230 Clay Avenue Lyndhurst, NJ 07071	200	2.7%
Non-Voting Common Stock	Larry Marzullo 442 North Canal Chicago, IL 60610	200	2.7%
Non-Voting Common Stock	Bruce Rosene 2116 Greenock Inverness, IL 60067	0	0.0%

Non-Voting Common Stock	Robert J. Starck Starck Van Lines, Inc. 246 Rock School Road Burgettstown, PA 15021	200	2.7%
Non-Voting Common Stock	Jeffrey Vreeland J.K. Vreeland Moving & Storage 535 North Avenue Plainfield, NJ 07060	200	2.7%
Non-Voting Common Stock	Larry Wells WinWell West Inc. 10610 Metric, Suite 190 Dallas, TX 75243	0	0.0%
All directors and officers as a group (12 persons)		**2,800**	**37.8%**

(1) Information is provided as to common stock prior to the offering only, as the Company cannot predict the number of shares that will be subscribed for by management officials or by all offerees of the shares being offered.

*Such individual, who is either an officer or a director of the Issuer, holds the power to vote or direct the voting of the shares held by the record owner.

Options, Warrants or Rights

The following table indicates the amount of options, warrants and similar rights held of record by those executive management personnel and by those entities of which any of our directors and executive officers are the owners or principal executives having the power to vote or direct the vote of the shares covered by those options, warrants and similar rights, at the date of this offering circular.

Name of Holder	Title of Securities Called for by Options, Warrants or Rights	Number of Shares	Exercise Price (per share)	Expiration Date
Interstate Moving & Storage, Inc. (Alan Bouffard)	Common Stock	80	$250.00	1/15/2005
EDC Moving Systems (George Gilbert)	Common Stock	888	$250.00	1/15/2005
Hagemaster Moving & Storage (Howard Hagemaster)	Common Stock	76	$250.00	1/15/2005
National Elec. Transit Corp. (Joseph Holl)	Common Stock	600	$250.00	1/15/2005

Larry Marzullo	Common Stock	1,200	$100.00	12/31/2011
Starck Van Lines, Inc. (Robert J. Starck)	Common Stock	460	$250.00	1/15/2005
WinWell West Inc. (Larry Wells)	Common Stock	601	$250.00	1/15/2005

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Effective January 1, 2002, we entered into a revised employment agreement with Larry Marzullo as our President and Chief Executive Officer. The agreement provides for an initial term of three years renewable annually at the end of each year. This means that at the beginning of each calendar year the contract has another three-year term. The annual salary payable under the agreement is $300,000, with provisions for a bonus of up to 50% of Mr. Marzullo's then current base salary based upon achievement of performance criteria. Mr. Marzullo will also be provided with additional benefits including allowances for an automobile, life insurance and other employee benefits. We also granted to Mr. Marzullo an option to purchase up to six units, or 1,200 shares, of our common stock at a price of $100 per share at any time between January 1, 2003, and December 31, 2011, or earlier in the event of a change in ownership of the Company. Mr. Marzullo also has the right to receive the equivalent of the portion of our annual net income attributable to 10 units of our common stock. The employment agreement also contains standard termination provisions for cause, including disability, and confidentiality provisions applicable to Mr. Marzullo. Pursuant to the requirements of his employment agreement, Mr. Marzullo has purchased two units of our common stock, at an aggregate price of $100,000.00, paid in cash.

Impact Capital, Inc. and Impact Consulting, Inc. acted as our financial advisors in connection with the negotiation and purchase of The Bekins Company in December, 2001, and the negotiations with Textron Financial Corporation for our revolving credit facility. Our loan agreement with Textron requires that we engage a turnaround consultant through the third quarter of 2002. We have engaged Impact Consulting, Inc. to act as that consultant. Impact Capital and Impact Consulting are separately-owned affiliates of the Impact Group. We have paid Impact Consulting approximately $151,000 for its services through April 3, 2002, and we are obligated to pay Impact Consulting for the consulting services it renders to us in 2002 on an as-needed basis. The Impact Group has no other relationship to our company or our officers and directors.

DESCRIPTION OF COMMON STOCK

The following summary of the provisions of our common stock is not necessarily complete. It is qualified by the specific terms of our certificate of incorporation and bylaws, copies of which are included as exhibits to the Form 1-A of which this offering circular is a part.

We are authorized to issue 200,000 shares of common stock, consisting of 100,000 shares of voting common stock, $.001 par value, and 100,000 shares of non-voting common stock, $.001 par value. There were 14,400 shares outstanding as of the date of this offering circular, held by 35 stockholders. Our common stock can only be held by van line agencies that are parties to a current agent agreement with us, and executive management personnel. In addition, no stockholder may hold more than 200 shares of voting common stock. There is no limit on the number of shares of non-voting common stock that may be owned. Each share of voting common stock is entitled to one vote in the election of directors and other matters.

Holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors. All shares of common stock held by a stockholder must be voted as a block. Common stockholders will be notified of any stockholders' meetings in accordance with applicable law. Holders of shares of common stock do not have preemptive rights to subscribe for any of our securities, and shares are not subject to redemption, except in connection with the stock repurchase provisions of our bylaws. All shares of common stock now outstanding, and the shares to be outstanding upon completion of this offering, are and will be validly issued, fully paid and non-assessable.

The declaration in the future of any cash dividends on our common stock will be at the discretion of the board of directors and will depend upon our earnings, capital requirements and financial position, general economic conditions, restrictions imposed by lenders and other pertinent factors. We do not expect to pay dividends on our common stock in the foreseeable future.

We may issue shares of common stock in the future, to entities that become van line agents, or to executive management personnel, on terms established by the board of directors.

Under provisions of the Delaware General Corporation Law, by which we are governed, a majority vote of the issued and outstanding shares of our voting common stock is required to:

- amend our certificate of incorporation to increase or decrease the authorized number, or change the designations, preferences, or other rights, of any class of stock;
- merge or consolidate us with any other corporation;
- sell, lease, or convey substantially all of our assets or;
- dissolve, liquidate, or wind up our affairs voluntarily.

If we liquidate, dissolve or wind-up our business, either voluntarily or involuntarily, common stockholders will share equally in any assets remaining after creditors are paid.

Restrictions on Transfer of Shares

The shares being offered for sale have not been registered with the SEC. They are not freely transferable and no market for them exists or will exist in the foreseeable future. Restrictions apply to all shares of our common stock. These restrictions are listed in Article 8.5 of our bylaws, which we have included in Appendix A to this offering circular. The following is a summary and is qualified in its entirety by reference to our bylaws.

Our bylaws describe the only methods by which a stockholder may transfer its interests in shares of our common stock. The bylaws require a stockholder to give us notice of:

- the stockholder's intention to transfer or pledge any shares of common stock, and of other transactions or events, including a change in the legal form of a van line agency;
- a sale or transfer of 50% or more of the beneficial ownership of a van line agency;
- a sale or transfer of all or substantially all of the assets of a van line agency;
- a merger or consolidation of a stockholder van line agency with or into any other entity;
- the dissolution or termination of existence of a van line agency;
- the bankruptcy or insolvency of a stockholder or a van line agency;
- the assignment or termination of the agency agreement between us and the van line agency, or of any of the rights and obligations of the van line agency under that agreement; and
- the death or disability of an individual stockholder.

When we receive any of these notices, our board of directors may either approve or disapprove the proposed transaction or event. If the board of directors approves or fails to respond within 30 days after it receives the notice, the stockholder will be free to transfer its stock or participate in any other transaction it describes in the notice.

If the board of directors disapproves of the proposed transaction or event, we must notify the stockholder of our disapproval. After that, we will have the option to repurchase the stockholder's common stock or to designate another person eligible to purchase the common stock. If we do not exercise this option within 30 days after notice of disapproval, our other stockholders will have the option, for an additional 30 days, to purchase the stockholder's common stock on a pro rata basis. If neither we nor the other stockholders have exercised their options within the time period provided, the stockholder will be free to transfer its shares or participate in the other proposed transaction.

The purchase price for stock that either we, our designee or the other stockholders repurchase under the options we listed above will be either $250.00 per share, or the book value of that stock at the end of our most recently completed fiscal year, whichever is greater. We may pay the purchase price either by a five-year promissory note bearing interest at the lowest applicable federal rate allowed under federal law or at any other higher rate that our board of directors specifies.

If a stockholder transfers shares of common stock or participates in any other transaction listed in the bylaws and the stockholder does not comply with the procedures listed in the bylaws, we will have the right, in addition to our rights under the van line agency agreement with the stockholder, to call for repurchase of the stockholder's common stock at 50% of the price otherwise payable to the stockholder.

LEGAL MATTERS

Schiff Hardin & Waite, Chicago, Illinois, will pass upon the validity of the securities offered by this offering circular for us.

EXPERTS

The consolidated financial statements of Bekins Van Lines Co. at December 31, 2000, and for the year then ended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, not separately presented herein, and those financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Bekins Van Lines Co. at December 31, 2001, and for the year then ended, have been audited by Altschuler, Melvoin and Glasser LLP, independent auditors, as set forth in their report thereon and included herein, and those financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The historical financial information delivered with this offering circular is derived from financial statements prepared for Bekins Van Lines Co. on a consolidated basis. We have not included historical financial information for The Bekins Acquisition Group, Inc. and The Bekins Company since they engage only in nominal activities and such financial statements were not prepared on a regular basis.

We have also included unaudited pro-forma consolidated financial statements for The Bekins Acquisition Group, Inc. as adjusted to reflect the acquisition of The Bekins Company as if it occurred on January 1, 2002. In addition, we have included the unaudited consolidated balance sheet of The Bekins Acquisition Group, Inc. as of February 28, 2002.

PART F/S
FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors and Stockholder of
Bekins Van Lines Co.

We have audited the accompanying consolidated balance sheet of Bekins Van Lines Co., an indirectly wholly owned subsidiary of GeoLogistics Corporation, and Subsidiaries as of December 31, 2001 and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2000 were audited by other auditors whose report dated March 15, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bekins Van Lines Co. and Subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
April 4, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Bekins Van Lines Co.
Consolidated Balance Sheets
December 31, 2001 and 2000 (In Thousands)

	2001	2000
Assets		
Current assets		
Restricted cash	$ 1,093	$ -
Accounts receivable - trade (net of allowance of $657 and $944 for 2001 and 2000, respectively)	19,650	24,978
Accounts receivable - agents (net of allowance of $3,257 and $1,970 for 2001 and 2000, respectively)	4,848	6,732
Prepaid expenses and other assets	2,631	2,500
Accounts receivable - affiliates		18
	28,222	34,228
Property and equipment	5,870	8,035
Goodwill	8,841	15,868
Agent contracts	1,391	1,998
Other assets	1,273	1,408
	11,505	19,274
	$ 45,597	$ 61,537
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable - trade	$ 12,202	$ 3,913
Checks issued in excess of funds on deposit	145	7,347
Accounts payable - agents	17,101	12,970
Accrued liabilities	10,870	12,389
	40,318	36,619
Long-term liabilities		
Revolving loan payable	1,037	
Other noncurrent liabilities	4,242	4,241
Due to affiliate		16,160
	5,279	20,401
Stockholder's equity	-	4,517
	$ 45,597	$ 61,537

See accompanying notes.

Bekins Van Lines Co.
Consolidated Statements of Operations
Years Ended December 31, 2001 and 2000 (In Thousands)

	2001	2000
Operating revenue	$ 175,772	$ 212,573
Cost of transportation	145,573	177,815
Gross profit	30,199	34,758
Selling, general and administrative expenses (inclusive of depreciation and amortization)	34,391	39,484
Impairment loss	6,578	
	40,969	39,484
Loss from operations	(10,770)	(4,726)
Interest expense, net	1,100	1,700
Gain on sale of assets	(41)	(51)
	1,059	1,649
Net loss	$ (11,829)	$ (6,375)

See accompanying notes.

Bekins Van Lines Co.
Consolidated Statements of Stockholder's Equity
Years Ended December 31, 2001 and 2000 (In Thousands)

	Preferred Stock[1]	Common Stock[2]	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2000	$ 40	$ 300	$ 32,671	$ (22,119)	$ 10,892
Net loss				(6,375)	(6,375)
Balance, December 31, 2000	40	300	32,671	(28,494)	4,517
Capital contribution			7,312		7,312
Net loss				(11,829)	(11,829)
Balance, December 31, 2001	$ 40	$ 300	$ 39,983	$ (40,323)	$ -

[1]Ten dollar par value; 20,000 shares authorized, 4,000 shares issued and outstanding; 6% cumulative preferred dividend (the holder of the preferred stock (The Bekins Company) has waived the rights to any cumulative dividends in arrears through December 31, 2001).
[2]Ten dollar par value; 60,000 shares authorized, 30,000 shares issued and outstanding.

See accompanying notes.

Bekins Van Lines Co.
Consolidated Statements of Cash Flows
Years Ended December 31, 2001 and 2000 (In Thousands)

	2001	2000
Operating activities		
Net loss	$ (11,829)	$ (6,375)
Depreciation and amortization	4,789	5,302
Gain on sale of assets	(41)	(51)
Loss on terminated agent contracts	320	108
Impairment loss	6,578	
Changes in		
Accounts receivable	7,212	5,387
Prepaid expenses and other assets	(338)	720
Accounts payable	12,420	(3,644)
Accrued and other liabilities	(1,953)	(187)
Net cash provided by operating activities	17,158	1,260
Investing activities		
Purchases of property and equipment	(331)	(947)
Payment of agent recruiting costs	(485)	(734)
Proceeds from sale of assets	45	59
Funding of restricted cash account	(1,093)	
Net cash used in investing activities	(1,864)	(1,622)
Financing activities		
Repayment of amounts due to affiliate	(6,817)	(2,797)
Increase (decrease) in checks issued in excess of funds on deposit	(7,202)	3,389
Net repayment of revolving loan	(976)	
Payment of capital lease obligations	(299)	(230)
Net cash provided by (used in) financing activities	(15,294)	362
Change in cash and balance, beginning and end of year	$ -	$ -
Supplemental disclosure of cash flow information		
Interest paid to third parties	$ 192	$ 74
Income taxes paid	$ -	$ 46
Supplemental schedule of noncash investing and financing activities		
Conversion of due to affiliate to contributed capital	$ 7,312	$ -
Computer equipment acquired under capital lease agreements	$ 795	$ 566
Transfer of amounts due to affiliate to revolving loan	$ 2,013	$ -

See accompanying notes.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 1 Nature of Operations and Significant Accounting Policies

The operations of Bekins Van Lines Co. (the Company) are conducted through two wholly owned subsidiaries, Bekins Van Lines, LLC (HHG) and Bekins Worldwide Solutions, Inc. (BWS), formerly known as GeoLogistics Network Solutions, Inc. The Company is wholly owned by The Bekins Company (TBC), which is a wholly owned subsidiary of GeoLogistics Corporation (GeoLogistics). On December 31, 2001, GeoLogistics sold all of the outstanding stock of TBC to The Bekins Acquisition Group, Inc. (TBAG). Prior to and in connection with the sale, GeoLogistics converted its amounts due from the Company to additional paid-in capital.

The Company provides interstate, intrastate, local transportation, and storage services for household goods and high-value products. Substantially all transportation and related services are purchased from independently owned distribution centers and owner-operators who receive operational, financial, and marketing services from the Company. The Company conducts its operations through its Illinois-based management and system center and approximately 368 independent service centers located throughout the United States.

The Company has suffered recurring losses since 1999 and at December 31, 2001 has negative working capital and zero stockholder's equity. During late 2001 and early 2002, the Company initiated several actions to improve its financial condition and operating performance including overall cost-cutting measures, the elimination of nonperforming agents and the execution of a new loan and security agreement (Note 4). The Company plans to implement reductions of outstanding trade payables being negotiated with its vendors. In addition, TBAG has raised $3,500 of equity capital and has facilitated the conversion of $1,578 of agent payables to notes (Note 10). Lastly, TBAG plans to complete an offering of its common stock up to a maximum of $5,000.

There can be no assurance that the Company or TBAG will be able to successfully implement their plans for growth or, if such plans are implemented, that the Company will achieve its goals. The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result in the event the Company's plans are not successful. In addition, the financial statements do not reflect the subsequent equity and debt transactions outlined in Note 10.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries HHG and BWS. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition—The Company recognizes revenue and related costs on the date service is completed. Storage revenue is recognized as the services are performed. The Company's household goods business is seasonal and, as a result, approximately 40 percent of HHG operations occur in the summer months.

Cash and Cash Management—Cash in excess of operating requirements, including amounts required to fund outstanding checks when presented for payment, is used to reduce the Company's short-term borrowings. The Company issues checks to satisfy its creditors in excess of amounts of cash on hand and draws on its revolving loan when the checks are presented for payment.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation of owned assets and amortization of capital lease assets are provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the lease or the useful life of the asset on a straight-line basis.

Major repairs, refurbishment, and improvements that significantly extend the useful lives of the related assets are capitalized. Maintenance and repairs are expensed as incurred. Depreciation expense for the years ended December 31, 2001 and 2000 was $3,287 and $3,858, respectively.

Estimated useful lives are as follows:

Transportation equipment	4-8 years
Operating equipment and other	3-10 years
Leasehold improvements	3-10 years
Computer software	3-5 years

Intangible Assets—Agent contracts are costs incurred to recruit new agents including new signage reimbursements, equipment, publicity, and signing bonuses, which are deferred and amortized over the life of the contract, usually five years.

Goodwill represents the excess of purchase price over the fair value of net assets acquired. This amount is being amortized using the straight-line method over a period of 40 years.

In accordance with Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets," the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If undiscounted net cash flows are insufficient to recover the carrying amount of the assets, the assets are written down to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets. During 2001, the Company performed impairment testing and has determined that long-lived assets have been impaired and has reduced the carrying value of goodwill as of December 31, 2001 and recorded $6,578 as impairment loss on the consolidated statement of operations.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," which are effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. Application of the nonamortization provisions of Statement 142 is expected to result in an increase in net income of $449 per year.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Fair Value of Financial Instrument—The carrying value of restricted cash, accounts receivable, and accounts payable approximates fair value at December 31, 2001 and 2000, due to their short-term nature. The carrying value of the Company's amounts due to affiliate and under the revolving loan approximate fair value due to variable interest rates and other factors.

Income Taxes—Deferred income taxes are provided at currently enacted tax rates for temporary differences between the financial reporting basis and tax basis of assets and liabilities. The deferred income tax provision or benefit generally reflects the net change in deferred tax assets and liabilities during the year.

Advertising Costs—The Company expenses all advertising costs in the year incurred. Advertising expense amounted to $336 and $875 for the years ended December 31, 2001 and 2000, respectively.

Credit Risk Considerations—Concentration of credit risk with respect to accounts receivable is limited due to the wide variety of customers and markets into which services are sold, as well as their dispersion across many different geographic areas.

The allowance and provision for bad debts are adjusted periodically based upon the Company's evaluation of collection experience, industry trends, and other relevant factors.

Reclassifications—Certain year 2000 amounts have been reclassified to conform to the current method of presentation, without affecting the previously reported net loss or stockholder's equity.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Accounts affected by significant estimates include accounts receivable and accruals for transportation and other direct costs, insurance claims, cargo loss and damage claims.

Note 2 Property and Equipment

Property and equipment at December 31, 2001 and 2000 consists of:

	2001	2000
Computer software	$ 8,595	$ 8,583
Transportation equipment	4,806	4,903
Operating equipment and other	2,962	2,789
Capitalized computer equipment leases	2,088	1,293
Leasehold improvements	1,008	997
	19,459	18,565
Accumulated depreciation and amortization	(13,589)	(10,530)
	$ 5,870	$ 8,035

Included in accumulated depreciation and amortization is $1,279 and $722 of accumulated amortization related to capitalized leases at December 31, 2001 and 2000, respectively.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 3 Accrued Liabilities

Accrued liabilities at December 31, 2001 and 2000 consist of:

	2001	2000
Cargo claims and litigation	$ 2,911	$ 4,064
Agent programs	2,433	2,527
Employee related	1,255	1,551
Contractor transportation and bonds	1,410	1,615
Current portion of capital lease obligations	454	175
Other	1,200	2,457
Current portion of government settlement (Note 5)	1,207	
	$ 10,870	$ 12,389

Cargo claims are accrued based on the Company's claims experience and management's judgment. Included in trade accounts payable as of December 31, 2001 are $4,449 of additional cargo claims which have been approved for payment.

Note 4 Revolving Loan and Amounts Due to Affiliate

Amounts due to affiliates at December 31, 2000 consist of amounts outstanding under the revolving lines of credit, accrued interest, accrued management fees, and other activity between the Company and GeoLogistics.

Prior to March 31, 2000, the Company received advances for working capital requirements from GeoLogistics under a revolving loan agreement. The revolving loan agreement provided for floating margin interest rates at 2 percent for prime loans and 3.5 percent for LIBOR loans and had no specified repayment terms.

On March 31, 2000, BWS and HHG along with affiliates GeoLogistics Services, Inc. and GeoLogistics Americas, Inc. (GAI), all wholly owned subsidiaries of GeoLogistics (collectively the Borrowers), entered into a Loan and Security Agreement (the Revolver) with Congress Financial Corporation (Western), a subsidiary of First Union Bank (the Lender). The Borrowers amended the Revolver in June and October 2000 and April, May and June 2001. Each party to the Revolver was jointly and severally liable for the entire amount of the Revolver. Therefore, the principal amount outstanding under the Revolver was not specifically allocated to any entity of the Borrowers' group, and the Company accounted for their respective activity as intercompany revolver borrowings. As of December 31, 2000, a total of $53,699 was outstanding under the Revolver. As of December 31, 2000, $11,469 of the Company's $24,978 of trade accounts receivable represented collateral supporting the Revolver borrowings. Had the Company reflected any Revolver borrowings on the accompanying consolidated balance sheet as of December 31, 2000, the Company would record a corresponding reduction in the amount due to affiliate.

During 2000, the maximum available borrowings under the Revolver were between $50,000 and $60,000 ($60,000 at December 31, 2000). During 2000, the interest rate on the Revolver was prime plus 1.25 percent (10.75 percent at December 31, 2000). For the year ended December 31, 2000, the Company's interest expense was $1,661.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 4 Revolving Loan and Amounts Due to Affiliate, *Continued*

The aforementioned amendments also specifically excluded GeoLogistics' failure to make its interest payment on its notes and certain other events from being events of default under the Revolver. Furthermore, GeoLogistics was in default of the consolidated net worth covenant and obtained waivers through March 30, 2002.

On November 7, 2001, the Revolver was amended and replaced with two related loan and security agreements (Bekins Revolving Loan and GAI Revolver). The parties to the Bekins Revolving Loan are BWS, HHG, and Lender. Additionally, BWS and HHG are not parties to the GAI Revolver. However, an event of default on the GAI Revolver that is not cured or waived would be considered an event of default for the Bekins Revolving Loan. The Bekins Revolving Loan, as amended on December 31, 2001, has a maturity date of October 31, 2002, a maximum credit line of $15,000, an interest rate (5.5 percent at December 31, 2001) of prime plus .5 percent or the Eurodollar rate plus 3 percent, and a letter of credit sublimit of $8,000. The maximum amount that can be borrowed under the Bekins Revolving Loan is equal to 85 percent of eligible billed receivables. Collateral liens on accounts receivable as well as general and specific liens on other assets of the Company have been provided to the Lender. Additionally, the Bekins Revolving Loan places certain restrictions on the Borrowers in the areas of asset sales, additional liens, and additional indebtedness, investments, and dividend and affiliate transactions.

In connection with the definitive agreement for the sale, on December 31, 2001, the Bekins Revolving Loan was amended. The Bekins Revolving Loan, as amended, has a maturity date of June 27, 2002, a maximum credit line of $10,000, and an interest rate of prime plus 1 percent or the Eurodollar rate plus 3.5 percent. Additionally, in connection with the amended Bekins Revolving Loan, the Lender consented to the sale of all of the capital stock of The Bekins Company by GeoLogistics contingent upon a $2,500 paydown of the obligations outstanding under the Bekins Revolving Loan by January 4, 2002. This paydown was financed by a capital contribution from TBAG. As of December 31, 2001, $1,037 was payable under the Bekins Revolving Loan with the Lender. Outstanding letters of credit as of December 31, 2001 amounted to $3,876.

On March 5, 2002, the Company entered into a Loan and Security Agreement (Textron Agreement) with Textron Financial Corporation which provides for a Revolving Loan up to a maximum of $20,000 with interest at the prime rate plus 1 percent and a letter of credit sublimit of $5,000. Borrowings are limited to 85 percent of eligible billed receivables (net of a dilution reserve) and 65 percent of eligible unbilled receivables (up to a maximum of $4,000 for October through May and $5,000 for June through September), as defined. Substantially all of the Company's assets are secured as collateral under the Textron Agreement. The Textron Agreement terminates March 5, 2004 and provides for additional one year renewals. The agreement contains certain financial and restrictive covenants.

The Revolving Loan balances in the accompanying consolidated financial statements as of December 31, 2001 have been reflected as noncurrent in accordance with the terms of the Textron Agreement.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 5 Other Noncurrent Liabilities

Noncurrent liabilities consist of the following as of December 31, 2001 and 2000:

	2001	2000
Insurance	$ 2,990	$ 3,570
Capital lease obligations, long-term portion	459	262
Government settlement	793	
Employee related		409
	$ 4,242	$ 4,241

Certain of the Company's insurance programs, primarily workers' compensation, public liability and property damage, and cargo loss and damage are subject to substantial deductibles or retrospective adjustments. Accruals for insurance claims (except for cargo claims, see Note 3) are estimated for the ultimate cost of unresolved and unreported claims pursuant to actuarial determination.

Pursuant to a $2,000 settlement agreement with the United States Government dated March 8, 2002, the Company is required to immediately repay overcharges approximating $1,093 to the United States Government. The Company is also required to pay a penalty totaling $907 in eight installments of $113 each beginning July 15, 2002 and every six months thereafter through January 15, 2006. The current portion of this settlement totals $1,207 and the noncurrent portion is $793. The Company has set aside $1,093 to pay this claim which was paid on March 21, 2002. Such amount has been classified as restricted cash.

Note 6 Commitments and Contingencies

The Company is obligated under operating leases for equipment, warehouse, and office space that expire between 2002 and 2006.

The Company's future minimum rental commitments for all noncancelable operating leases at December 31, 2001, are as follows:

2002	$ 4,247
2003	2,688
2004	1,732
2005	1,667
2006	560
	$ 10,894

Rent expense amounted to $5,264 and $5,236 for the years ended December 31, 2001 and 2000, respectively.

The Company is obligated under various equipment capital leases which expire through May 2004 and have fixed (9.75 percent) interest rates.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 6 Commitments and Contingencies, *Continued*

Future minimum lease payments under these capital leases are as follows:

2002	$ 565
2003	405
2004	101
	1,071
Amount representing imputed interest	(158)
Present value of net minimum lease payments	$ 913

The Company is a defendant in legal proceedings arising in the ordinary course of business and is subject to unasserted claims. Although the outcome of these proceedings cannot be determined, it is the opinion of management, based on consultation with legal counsel, that the litigation reserves recorded at December 31, 2001 and 2000, and included in accrued expenses are sufficient to cover losses which are probable to occur.

Note 7 Related-Party Transactions

Operating revenue from related companies was approximately $43 and $317, respectively, for the years ended December 31, 2001 and 2000. Selling, general and administrative expenses include management fees paid to GeoLogistics of approximately $720 and $998 for the years ended December 31, 2001 and 2000, respectively. Included in accounts payable is approximately $160 owed to GeoLogistics at December 31, 2001.

Note 8 Income Taxes

The Company's operations are included in the consolidated income tax return filed by GeoLogistics. In accordance with generally accepted accounting principles, the provision for income taxes has been determined as if the Company had filed a separate income tax return. In 1999, the tax-sharing agreement between GeoLogistics and the Company was rescinded.

A reconciliation of income tax expense for the years ended December 31, 2001 and 2000 to the statutory corporate federal rate of 34 percent is as follows:

	2001	2000
Statutory tax benefit	$ (4,022)	$ (2,168)
Effects of		
Valuation allowance	1,524	2,308
Amortization of goodwill	2,811	214
Penalty	363	
State income taxes, net of federal benefit	(676)	(354)
	$ -	$ -

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 8 Income Taxes, *Continued*

Significant components of deferred income taxes at December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets		
Insurance reserves	$ 1,322	$ 1,862
Allowance for doubtful accounts	1,566	1,138
Cargo loss reserve	921	1,329
NOL carryforward	2,420	878
Miscellaneous accruals	1,598	1,783
	7,827	6,990
Valuation allowance	(6,450)	(4,926)
	1,377	2,064
Deferred tax liabilities		
Depreciation and amortization	(1,377)	(2,064)
	$ -	$ -

At December 31, 2001, the Company's net operating loss (NOL) carryforwards available to offset future taxable income were approximately $6,760, which expire in 2011 through 2021. Management believes that the realization of the entire net deferred tax asset is uncertain and has established a valuation allowance due to such uncertainty.

Note 9 Postretirement Benefits

Deferred Compensation Plan—The Company had a nonqualified deferred compensation plan (the Deferred Plan) for certain key employees to supplement the retirement savings plan. The assets held by a trustee and the related deferred compensation obligations were recorded as both a noncurrent asset and a noncurrent liability at December 31, 2000 in the amount of $409. The Company's matching expense was not material for the year ended December 31, 2000. The Deferred Plan was terminated as of January 31, 2001, and plan assets totaling $450 were distributed to the participants.

401(k) Plan—Substantially all employees are eligible to participate in a 401(k) retirement savings plan (Plan). Eligible employees may elect to have amounts withheld from their gross earnings and deposited into their 401(k) account. The Company is required to make 50 percent matching contributions up to 6 percent of the participant's compensation as defined by the Plan. For the years ended December 31, 2001 and 2000, the Company contributed $233 and $289, respectively, to the Plan.

Note 10 Subsequent Events

Through April 4, 2002, TBAG has raised $3,500 of equity capital from the Company's agents. Effective with the sale of the Company and through April 4, 2002, Company agent payable balances totaling $1,578 were converted to senior subordinated notes. Such notes have a three year maturity and are convertible to shares of TBAG stock at two hundred and fifty dollars per share.

The Bekins Acquisition Group, Inc. (TBAG)
Unaudited Pro Forma Consolidated Financial Data

The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2001 and the Unaudited Pro Forma Consolidated Balance Sheet as January 1, 2002 have been prepared to illustrate the estimated effects of the acquisition of The Bekins Company (the parent of Bekins Van Lines Co.) by TBAG. The Unaudited Pro Forma Statement of Operations gives pro forma effect to the acquisition as if it had occurred January 1, 2001. The Unaudited Pro Forma Balance Sheet gives pro forma effect to the acquisition as if it occurred January 1, 2002. The Unaudited Pro Forma Financial Statements do not purport to be indicative of the results of operations or financial position of TBAG that would have actually been obtained had such transactions been completed as of the assumed dates and for the periods presented, or which may be obtained in the future. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that TBAG believes are reasonable. The Unaudited Pro Forma Financial Statements should be read in conjunction with the separate historical audited consolidated financial statements of Bekins Van Lines Co. (BVLC) and the notes thereto included elsewhere in this Offering Circular.

A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying Unaudited Pro Forma Financial Statements based on available information. The actual allocation of purchase price and the resulting effect on loss from operations may differ significantly from the pro forma amounts included herein. These pro forma adjustments represent TBAG's preliminary determination of purchase accounting adjustments and are based upon available information and certain assumptions that TBAG believes to be reasonable. Consequently, the amounts reflected in the Unaudited Pro Forma Financial Statements are subject to change, and the final amounts may differ substantially.

Bekins Van Lines Co.
Unaudited Pro Forma Consolidated Statement of Operations
Year Ended December 31, 2001 (In Thousands)

	BVLC	Pro Forma Adjustments		Pro Forma TBAG
Operating revenue	$ 175,772			$ 175,772
Cost of transportation	145,573			145,573
Gross profit	30,199			30,199
Selling, general and administrative	29,602	$ (720)	(2)	28,882
Impairment loss	6,578	(6,578)	(3)	0
	36,180	(7,298)		28,882
Income (loss) before interest, taxes, depreciation and amortization (EBITDA)	(5,981)	7,298		1,317
Depreciation and amortization	4,789	29	(4)	4,818
Loss from operations	(10,770)	7,269		(3,501)
Interest expense, net	1,100			1,100
Gain on sale of assets	(41)			(41)
	1,059			1,059
Net loss	$ (11,829)	$ 7,269		$ (4,560)

(1) The Unaudited Pro Forma Consolidated Statement of Operations presents the historical audited results of operations of BVLC (a wholly owned subsidiary of the The Bekins Company) adjusted pro forma for the effects of the acquisition of The Bekins Company by TBAG had the acquisition been consummated January 1, 2001.

The acquisition of The Bekins Company by TBAG was accounted for by the purchase method of accounting. Under the purchase method of accounting, the total purchase price was allocated to the tangible and intangible assets and liabilities of TBAG based on their respective estimated fair values as of December 31, 2001. The actual allocation of purchase price and resulting effect on loss from operations may differ significantly from the pro forma amounts included herein.

The Unaudited Pro Forma Consolidated Statement of Operations is presented for illustrative purposes only and is not necessarily indicative of the results of operations which would actually have been reported had the acquisition been in effect during the period presented, or which may be reported in the future.

The Unaudited Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical audited financial statements and related notes thereto of BVLC.

(2) Eliminate management fee paid to GeoLogistics Corporation (the former parent of The Bekins Company).

(3) Eliminate BVLC loss on impairment of long-lived assets.

(4) Goodwill amortization adjustment:

Amortization expense (pro forma goodwill $9,566, 20 year amortization period)	$	478
BVLC 2001 goodwill amortization expense		(449)
Increase in amortization expense	$	29

Bekins Van Lines Co.
Unaudited Pro Forma Consolidated Balance Sheet
January 1, 2002 (In Thousands)

	BVLC December 31, 2001	Pro Forma Adjustments		Pro Forma TBAG January 1, 2002
Assets				
Current assets				
Cash	$ 0	$ 2,856	(2,4,11)	$ 2,856
Restricted cash	1,093			1,093
Accounts receivable - trade (net of allowance for doubtful accounts of $657)	19,650			19,650
Accounts receivable - agents (net of allowance for doubtful accounts of $3,257)	4,848			4,848
Prepaid expenses and other assets	2,631			2,631
	28,222	2,856		31,078
Property and equipment	5,870			5,870
Goodwill	8,841	725	(4,5,6,7,10)	9,566
Agent contracts	1,391			1,391
Other assets	1,273			1,273
	11,505	725		12,230
Total assets	$ 45,597	$ 3,581		$ 49,178
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable - trade	$ 12,202	$ (1,000)	(7)	$ 11,202
Checks issued in excess of funds on deposit	145	(145)	(2,4,11)	0
Accounts payable - agents	17,101	(855)	(3,5)	16,246
Accrued liabilities	10,870	1,077	(6,10)	11,947
	40,318	(923)		39,395
Long-term liabilities				
Revolving loan payable	1,037			1,037
Subordinated agent notes payable		1,138	(3)	1,138
Other noncurrent liabilities	4,242			4,242
	5,279	1,138		6,417
Stockholders' equity				
Preferred stock (Ten dollar par value, 4,000 shares issued and outstanding)	40	(40)	(8)	0
Common stock (Ten dollar par value, 30,000 shares issued and outstanding)	300	(300)	(8)	0
Common stock ($.001 par value, 200,000 shares authorized, 13,800 shares issued and outstanding)		0	(2)	0
Stock subscription receivable		(100)	(9)	(100)
Additional paid-in capital	39,983	(36,533)	(2,8,9)	3,450
Retained earnings (accumulated deficit)	(40,323)	40,339	(8,11)	16
	-	3,366		3,366
	$ 45,597	$ 3,581		$ 49,178

January 1, 2002 (In Thousands)

(1) The Unaudited Pro Forma Consolidated Balance Sheet of TBAG presents the pro forma consolidated financial position of TBAG the day after the acquisition of The Bekins Company by TBAG. BVLC is a wholly owned subsidiary of The Bekins Company and conducts the majority of the operating activities. TBAG purchased the capital stock of The Bekins Company on December 31, 2001 for a price of ten dollars and the assumption of approximately $45.6 million of liabilities.

The acquisition was accounted for by the purchase method of accounting. Under the purchase method of accounting, the total purchase price was allocated to the tangible and intangible assets and liabilities of TBAG based on their respective estimated fair values as of December 31, 2001. The actual allocation of purchase price may differ significantly from the pro forma amounts included herein.

The Unaudited Pro Forma Consolidated Balance Sheet is presented for illustrative purposes only.

The Unaudited Pro Forma Balance Sheet should be read in conjunction with the historical audited financial statements and related notes thereto of BVLC.

(2) $3,350 equity contribution from TBAG stockholders.

(3) $1,138 of agent accounts payable converted to 3 year notes payable at 7% interest with lump sum payment due at end of note. Such notes are convertible to common stock at two hundred and fifty dollars per share.

(4) $365 of acquisition expenses paid by TBAG.

(5) Advances from TBAG members used to pay $283 of acquisition expenses.

(6) $1,000 accrual of estimated acquisition costs not yet paid.

(7) $1,000 adjustment to state trade payables at fair value, resulting from negotiations with vendors.

(8) Adjustment to eliminate BVLC equity.

(9) Adjustment to record $100 equity subscription receivable.

(10) $77 of acquisition expenses to be credited against future stock purchases.

(11) $16 of interest income.

Bekins Van Lines Co.
Unaudited Consolidated Balance Sheet
February 28, 2002 (In Thousands)

Assets

Current assets	
Restricted cash	$ 1,093
Accounts receivable - trade (net of allowance for doubtful accounts of $557)	19,791
Accounts receivable - agents (net of allowance for doubtful accounts of $3,248)	4,899
Prepaid expenses and other assets	3,117
	28,900
Property and equipment	5,603
Goodwill	9,566
Agent contracts	1,292
Other assets	1,314
	12,172
Total assets	$ 46,675

Liabilities and Stockholders' Equity

Current liabilities	
Accounts payable - trade	$ 12,970
Checks issued in excess of funds on deposit	352
Accounts payable - agents	14,382
Accrued liabilities	10,390
	38,094
Long-term liabilities	
Subordinated agent notes payable	1,328
Other noncurrent liabilities	3,963
	5,291
Stockholders' equity	
Common stock ($.001 par value, 200,000 shares authorized, 14,000 shares issued and outstanding)	0
Additional paid-in capital	3,525
Accumulated deficit	(235)
	3,290
	$ 46,675

THE BEKINS ACQUISITION GROUP, INC.
EXCERPTS FROM BYLAWS

8.5 Restrictions on Transfer and Participation in Triggering Events.

(a) A "Triggering Event" (a "Triggering Event" or "Event") shall mean any of the following:

(i) any sale, transfer or assignment by a stockholder of stock of the corporation held by the stockholder, or any sale, transfer or assignment by a stockholder of the beneficial ownership rights or any incidents of ownership of such stock:

(ii) any change in the legal form of a stockholder (e.g., from a corporation to a sole proprietorship or partnership);

(iii) any sale, transfer or assignment of fifty percent (50%) or more of the beneficial ownership of a stockholder;

(iv) any sale, transfer or assignment of all or substantially all of the assets of a stockholder;

(v) any merger or consolidation of a stockholder with or into any other corporation, partnership, joint venture, trust or other entity;

(vi) the dissolution or termination of existence of a stockholder;

(vii) the bankruptcy or insolvency of a stockholder, including but not limited to, an assignment for the benefit of creditors, the appointment of a trustee or receiver for any substantial part of a stockholder's property, the inability of a stockholder to pay its debts as they become due, or the institution by or against a stockholder of any proceeding under the Bankruptcy Code or any law of the United States or any state relating to insolvency, receivership, reorganization or debt adjustment;

(viii) the transfer or assignment of a stockholder's agency agreement or any of the rights and obligations of a stockholder thereunder;

(ix) the termination of a stockholder's agency agreement for any reason;

(x) any attempt by a stockholder to do any act described in subparagraphs (i) through (ix) of this Section 8.5(a); or

(xi) the death or disability of a stockholder who is a natural person. For purposes of this Section 8.5, "disability" shall mean the complete inability of a stockholder to perform the duties incident to his ownership of stock or to the management of his agency for a period of six (6) months as a result of mental or physical illness, sickness or injury. The determination of whether a stockholder is disabled shall be approved by at least two-thirds (2/3) of the entire Board (other than such stockholder, if then serving as a Director), shall be based upon competent medical advice, and shall be binding upon the corporation and the stockholder.

(b) If a stockholder ("Selling Stockholder") intends to participate in a Triggering Event or has reason to believe that a Triggering Event will occur, the Selling Stockholder shall, prior to the occurrence of the Event, give the corporation written notice of the Event. The notice shall contain the following information; a description of the Event and all of the terms thereof; the effect of the Event upon the ownership of the stock of the corporation held by the Selling Stockholder; the effect of the Event on the Selling Stockholder's agency agreement; the name and addresses of each party participating in the Event and, if any such party is a corporation, partnership joint venture, trust or other entity, the name and address of each natural person who beneficially owns at least ten percent (10%) of such entity; and all other material facts concerning the Event. If the Triggering Event is the death or disability of a stockholder who is a natural person, the notice and offer for repurchase shall be given by the personal representative of the stockholder.

(c) The corporation, by a resolution of the Board of Directors, shall have the power to approve or disapprove of the participation of the Selling Stockholder in the Triggering Event. If the corporation approves of such participation, or if the corporation fails to disapprove of such participation within thirty (30) days after receipt of the Selling Stockholder's notice, the Selling Stockholder may participate in the Triggering Event. If the corporation disapproves of the participation of the Selling Stockholder in the Triggering Event, the corporation shall give the Selling Stockholder written notice that it disapproves of the participation of the Selling Stockholder in the Triggering Event, and the Selling Stockholder's notice shall be deemed to be the Selling Stockholder's offer to the corporation for the repurchase of all of the stock of the corporation held by the Selling Stockholder. The corporation shall then have the option to repurchase the stock offered or to designate a purchaser for such stock, provided that such designee is qualified to become a stockholder in accordance with the Certificate of Incorporation, these by-laws and any resolution of the Board setting forth such qualifications. If the corporation does not exercise such option to repurchase or designate a purchaser within thirty (30) days after giving notice of its disapproval of the Triggering Event, the Selling Stockholder shall offer the stock of the corporation it holds to the other stockholders of the corporation on a pro rata basis. The other stockholders shall have the option for an additional thirty (30) days to purchase the stock being offered. If neither the corporation nor the other stockholders exercise said options as to all of the stock of the corporation held by the Selling Stockholder within the time provided, the Selling Stockholder may participate in the Triggering Event.

(d) All purchases shall be closed at such date as the corporation shall designate within thirty (30) days after the acceptance by the corporation, its designee or other stockholders of any offer made pursuant to this Section 8.5.

(e) The purchase price for any such stock, whether the stock is repurchased by the corporation or purchased by the corporation's designee or other stockholders, shall be the greater of (A) the book value thereof as shown on the audited financial statements of the corporation as of the end of its fiscal year most recently completed prior to the date of purchase, or (B) Two Hundred Fifty Dollars ($250.00) per share. Unless otherwise agreed by the parties and except as set forth in paragraph (vi) of this Section 8.5, such purchase price may be paid to the Selling Stockholder at closing or, at the option of the corporation, may be paid by the corporation in up to five (5) equal annual installments, with interest. The rate of interest payable on such installments shall be the lowest Applicable Federal Rate, as defined by the Internal Revenue Code, that will avoid the imputation of interest under the federal tax laws, or such other higher rate as the Board of Directors may authorize. Notwithstanding the foregoing, however, if the corporation exercises its option to repurchase, the corporation shall have the right to withhold payment for such stock until such time as a final accounting between the Selling Stockholder and the corporation shall have been had, and if it be determined upon such final accounting that the Selling Stockholder is indebted or obligated to the corporation or any of its subsidiaries, the amount of such indebtedness or obligation shall be credited against the purchase price to be paid for such shares.

(f) The corporation shall not repurchase a stockholder's stock pursuant to this Section 8.5 if such repurchase would cause the corporation to impair its capital surplus.

(g) The Board of Directors of the corporation may establish additional procedures relating to such purchases, provided such provisions are not inconsistent with these by-laws.

8.6 No Other Transfers. No outstanding common stock of the corporation shall be sold, transferred, assigned, pledged, hypothecated or encumbered in any way for any purpose except as provided in Section 8.5.

8.7 Restrictions Binding on Transferees. The failure of the corporation or the other stockholders to purchase any share or shares of stock pursuant to Section 8.5, and a subsequent sale or transfer to any other person or entity, shall not, as to any future sale or transfer, discharge any such share or shares of stock from any of the restrictions contained herein. It is the intent that all restrictions imposed in Section 8.5 on the sale or transfer of shares of stock shall apply to all such stock, whensoever, howsoever, or by whomsoever acquired, in the hands of all holders or owners, whether original stockholders or subsequent purchasers or transferees, whether acquired through the voluntary or involuntary act of a stockholder or by operation of law, and whether a part of the first authorized issue or any subsequent or increased issues.

8.8 Failure to Observe Restrictions. In the event that a stockholder fails to comply with the provisions of Section 8.5 of these by-laws, the corporation shall be entitled, in addition to any other remedies available under its agency agreement, on not less than ten (10) days notice, to repurchase all of the common stock of the corporation owned by the stockholder at a price equal to one-half (1/2) the price specified in Section 8.5(e) above, on the same payment terms as provided above.

10.08 Definitions of Certain Terms. As used in these by-laws, the following terms shall be defined as follows:

(a) An "agency" shall mean the business that is the subject matter of an agency agreement entered into by the Corporation and a van line agent.

(b) An "agency agreement" shall mean the contract entered into between the Corporation and a van line agent in which the van line agent agrees to serve as an agent for the

Corporation in connection with the business of packing, moving, conveying, delivering and storing household and other goods, as more particularly described in such agency agreements.

(c) An "agent" shall mean a van line agent, except when used in the provisions of the Certificate of Incorporation and these by-laws concerning indemnification. For purposes of indemnification, the term "agent" shall be used in its generic sense to mean a person who is authorized to act for the Corporation.

THE BEKINS ACQUISITION GROUP, INC.

FORM OF SUBSCRIPTION AGREEMENT

The Bekins Acquisition Group, Inc.
330 South Manheim Road
Hillside, Illinois 60162

Ladies and Gentlemen:

The undersigned hereby tenders this subscription and applies for the purchase of the number of units of shares of common stock, $.001 par value, set forth below (the "Shares") of The Bekins Acquisition Group, Inc., a Delaware corporation (the "Company"), each unit consisting of 200 Shares, at a price of $50,000.00 per unit ($250.00 per Share), and tenders payment for such Shares by (i) delivering to the Company a certified or cashier's check, payable to the order of "The Bekins Acquisition Group, Inc." in the appropriate amount or (ii) surrendering amounts currently owed to the undersigned by Bekins Van Lines Co. in an amount equal to $250.00 per Share subscribed.

The undersigned acknowledges receipt of a copy of the Offering Circular of the Company dated April __, 2002, relating to the offering of the Shares (the "Offering Circular") and acknowledges that this Subscription Agreement is submitted subject to all of the terms and conditions set out in the Offering Circular.

The undersigned represents and warrants to you as follows:

1. The undersigned is aware that investment in the Company involves numerous risks, including those described in the Offering Circular.

2. The undersigned is aware that any future transfer of the Shares is subject to certain restrictions contained in the Company's Bylaws and that there is no market for the Shares or liquidity in this investment. The undersigned has read and understands the applicable provisions of the Bylaws of the Company (a copy of which is included as Appendix A to the Offering Circular).

3. The undersigned understands that there is no minimum number of units or Shares that must be sold in order for the Company to accept this subscription and retain the purchase price for its own uses, and that none of the funds tendered as payment for Shares will be held in an escrow or restricted account, and may be used by the Company immediately upon acceptance of this subscription.

The undersigned further understands that:

(a) This subscription may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion.

(b) Subscriptions using cash as payment may be accepted before subscriptions surrendering amounts currently owed to the undersigned as consideration.

(c) No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement, of the Shares.

The undersigned acknowledges and agrees that it is not entitled to cancel, terminate, or revoke this subscription or any agreements hereunder and that such subscription and agreements shall survive as an obligation of the undersigned.

This Subscription Agreement and all rights hereunder shall be governed by, and shall be interpreted in accordance with, the laws of the State of Delaware (other than the conflict of laws rules thereof).

Subscribers proposing to pay for Units by surrender of amounts payable must read and by their signature below agree to the following:

The undersigned, as an agent of Bekins Van Lines Co., is presently owed by Bekins Van Lines Co. an amount not less than the amount designated below as "Amount Tendered."

In order to pay for the Shares subscribed, if the foregoing Subscription Agreement is accepted, the undersigned hereby irrevocably surrenders to Bekins Van Lines Co. or its designee, and disclaims any further interest in or claim to, an amount up to the Amount Tendered that represents the purchase price for the number of Shares for which the Subscription Agreement is accepted. The undersigned represents and warrants that no other party has any interest in the amount surrendered, that the undersigned is fully authorized to surrender its right to receive such amount, and that the Company and each of its affiliates and each of their officers, directors, shareholders, employees, agents and representatives, shall be fully and completely protected in following the foregoing direction and applying such amounts to purchase of the Shares.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be executed by its duly authorized representative on its behalf on the date set forth below.

Amount Subscribed:

____
Print Complete Name of Subscriber

______ Units (of 200 Shares each) @ $50,000/Unit = $________ **Amount Tendered**

By:_______________________________
Signature and title of authorized representative of Subscriber

Payable (Initial one):
In cash, by check enclosed _____

By surrender of amounts payable _____

Address of Subscriber:

____

____

Taxpayer I.D. No. of Subscriber

____
Date

____

Accepted, as to _______ Units/ ______ Shares

The Bekins Acquisition Group, Inc.

By: _______________________________

Signature page to The Bekins Acquisition Group, Inc.
Subscription Agreement

PART III
EXHIBIT INDEX

Exhibit Number	Description
2.1	Certificate of Incorporation of The Bekins Acquisition Group, Inc.
2.2	Bylaws of The Bekins Acquisition Group, Inc.
3.1	Instruments Defining the Rights of Security Holders (See Exhibits 2.1, 2.2 and 3.2)
3.2	Form of Three-Year Convertible Promissory Note
4.1	Form of Subscription Agreement
6.1	Stock Purchase Agreement, dated as of December 31, 2001, by and among The Bekins Acquisition Group, Inc., Geologistics Corporation, The Bekins Company, Bekins Van Lines Co., Bekins Van Lines, LLC, and Bekins Worldwide Solutions, Inc.
6.2	Amended and Restated Employment Agreement, made and entered into as of January 1, 2002, between TBAG and Larry Marzullo
6.3	Loan and Security Agreement, dated as of March 5, 2002, among The Bekins Company, Bekins Van Lines Co., Bekins Van Lines, LLC, and Bekins Worldwide Solutions, Inc. and Textron Financial Corporation
10.1	Consent of Ernst & Young LLP
10.2	Consent of Altschuler, Melvoin and Glasser LLP
10.3	Consent of Schiff Hardin & Waite (included in Exhibit 11.1)
11.1	Opinion of Schiff Hardin & Waite

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillside, State of Illinois, on APRIL 10, 2002.

THE BEKINS ACQUISITION GROUP, INC.

By: George Gilbert
Name: George Gilbert
Title: Chairman

POWER OF ATTORNEY

Know All Persons By These Presents, that each person whose signature appears below constitutes and appoints George Gilbert and Larry Marzullo, and either of them, his true lawful attorney-in-fact and agent with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this offering statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
George Gilbert George Gilbert	Chairman and Director	APRIL 10, 2002
Larry Marzullo	President and Chief Executive Officer and Director	______, 2002

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillside, State of Illinois, on ____________, 2002.

THE BEKINS ACQUISITION GROUP, INC.

By:________________________
Name: George Gilbert
Title: Chairman

POWER OF ATTORNEY

Know All Persons By These Presents, that each person whose signature appears below constitutes and appoints George Gilbert and Larry Marzullo, and either of them, his true lawful attorney-in-fact and agent with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this offering statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
George Gilbert	Chairman and Director	_______, 2002
Larry Marzullo	President and Chief Executive Officer and Director	April 10, 2002

78

H. Alan Bouffard	Treasurer (Chief Financial Officer) and Director	April 10, 2002
Dale Aman	Director	______, 2002
Robert J. Starck	Director	______, 2002
W. Dean Dahle	Director	______, 2002
Howard Hagemaster	Director	______, 2002
Gary Hevener	Director	______, 2002
Joseph Holl	Director	______, 2002
Bruce Rosene	Director	______, 2002
Jeffrey Vreeland	Director	______, 2002
Larry Wells	Director	______, 2002

H. Alan Bouffard	Treasurer (Chief Financial Officer) and Director	_______, 2002
Dale Aman	Director	April 10, 2002
Robert J. Starck	Director	_______, 2002
W. Dean Dahle	Director	_______, 2002
Howard Hagemaster	Director	_______, 2002
Gary Hevener	Director	_______, 2002
Joseph Holl	Director	_______, 2002
Bruce Rosene	Director	_______, 2002
Jeffrey Vreeland	Director	_______, 2002
Larry Wells	Director	_______, 2002

H. Alan Bouffard	Treasurer (Chief Financial Officer) and Director	_______, 2002
Dale Aman	Director	_______, 2002
/s/ Robert J. Starck Robert J. Starck	Director	April 10, 2002
W. Dean Dahle	Director	_______, 2002
Howard Hagemaster	Director	_______, 2002
Gary Hevener	Director	_______, 2002
Joseph Holl	Director	_______, 2002
Bruce Rosene	Director	_______, 2002
Jeffrey Vreeland	Director	_______, 2002
Larry Wells	Director	_______, 2002

H. Alan Bouffard	Treasurer (Chief Financial Officer) and Director	_______, 2002
Dale Aman	Director	_______, 2002
Robert J. Starck	Director	_______, 2002
W Dean Dahle W. Dean Dahle	Director	4/3, 2002
Howard Hagemaster	Director	_______, 2002
Gary Hevener	Director	_______, 2002
Joseph Holl	Director	_______, 2002
Bruce Rosene	Director	_______, 2002
Jeffrey Vreeland	Director	_______, 2002
Larry Wells	Director	_______, 2002

H. Alan Bouffard	Treasurer (Chief Financial Officer) and Director	________, 2002
Dale Aman	Director	________, 2002
Robert J. Starck	Director	________, 2002
W. Dean Dahle	Director	________, 2002
Howard J. Hagemaster Howard Hagemaster	Director	April 10, 2002
Gary Hevener	Director	________, 2002
Joseph Holl	Director	________, 2002
Bruce Rosene	Director	________, 2002
Jeffrey Vreeland	Director	________, 2002
Larry Wells	Director	________, 2002

Signature	Title	Date
H. Alan Bouffard	Treasurer (Chief Financial Officer) and Director	________, 2002
Dale Aman	Director	________, 2002
Robert J. Starck	Director	________, 2002
W. Dean Dahle	Director	________, 2002
Howard Hagemaster	Director	________, 2002
Gary Hevener	Director	April 10, 2002
Joseph Holl	Director	________, 2002
Bruce Rosene	Director	________, 2002
Jeffrey Vreeland	Director	________, 2002
Larry Wells	Director	________, 2002

H. Alan Bouffard	Treasurer (Chief Financial Officer) and Director	________, 2002
Dale Aman	Director	________, 2002
Robert J. Starck	Director	________, 2002
W. Dean Dahle	Director	________, 2002
Howard Hagemaster	Director	________, 2002
Gary Hevener	Director	________, 2002
Joseph Holl NATIONAL ELECTRONIC TRANSIT	Director	April 10, 2002
Bruce Rosene	Director	________, 2002
Jeffrey Vreeland	Director	________, 2002
Larry Wells	Director	________, 2002

H. Alan Bouffard	Treasurer (Chief Financial Officer) and Director	________, 2002
Dale Aman	Director	________, 2002
Robert J. Starck	Director	________, 2002
W. Dean Dahle	Director	________, 2002
Howard Hagemaster	Director	________, 2002
Gary Hevener	Director	________, 2002
Joseph Holl	Director	________, 2002
Bruce Rosene	Director	April 10, 2002
Jeffrey Vreeland	Director	________, 2002
Larry Wells	Director	________, 2002

H. Alan Bouffard	Treasurer (Chief Financial Officer) and Director	_______, 2002
Dale Aman	Director	_______, 2002
Robert J. Starck	Director	_______, 2002
W. Dean Dahle	Director	_______, 2002
Howard Hagemaster	Director	_______, 2002
Gary Hevener	Director	_______, 2002
Joseph Holl	Director	_______, 2002
Bruce Rosene	Director	_______, 2002
Jeffrey Vreeland	Director	April 10, 2002
Larry Wells	Director	_______, 2002

H. Alan Bouffard	Treasurer (Chief Financial Officer) and Director	_______, 2002
Dale Aman	Director	_______, 2002
Robert J. Starck	Director	_______, 2002
W. Dean Dahle	Director	_______, 2002
Howard Hagemaster	Director	_______, 2002
Gary Hevener	Director	_______, 2002
Joseph Holl	Director	_______, 2002
Bruce Rosene	Director	_______, 2002
Jeffrey Vreeland	Director	_______, 2002
Larry Wells	Director	April 10, 2002

EXHIBIT 2.1

CERTIFICATE OF INCORPORATION OF THE BEKINS ACQUISITION GROUP, INC.

State of Delaware

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "THE BEKINS ACQUISITION GROUP, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF APRIL, A.D. 2001, AT 6 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor, Secretary of State

3383346 8100

010193543

AUTHENTICATION: 1093600

DATE: 04-23-01

CERTIFICATE OF INCORPORATION

OF

THE BEKINS ACQUISITION GROUP, INC.

FIRST. The name of the corporation is The Bekins Acquisition Group, Inc.

SECOND. The address of the corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware, as amended.

FOURTH. The total number of shares of capital stock which the corporation has authority to issue is Two Hundred Thousand (200,000) shares, consisting of One Hundred Thousand (100,000) shares of Voting Common Stock, $.001 par value (the " Voting Common"), and One Hundred Thousand (100,000) shares of Non-Voting Common Stock, $.001 par value (the "Non-Voting Common"). The Voting Common and the Non-Voting Common are sometimes collectively referred to as the "Common Stock").

Except as otherwise provided in this Article Fourth or as otherwise required by applicable law, all shares of Common Stock shall rank equally, shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations, and restrictions, except that, other than as required by applicable law, (i) the Voting Common shall be entitled to one vote per share on all matters to be voted on by the stockholders of the Corporation, and (ii) the Non-Voting Common shall have no voting rights (provided that each holder of Non-Voting Common shall be entitled to notice of all stockholders meetings at the same time and in the same manner as notice is given to the stockholders entitled to vote at such meeting).

FIFTH. The name and mailing address of the incorporator are Carolyn M. Perry, c/o Schiff Hardin & Waite, 6600 Sears Tower, 233 S. Wacker Drive, Chicago, Illinois 60606.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the board of directors of the corporation is expressly authorized:

(1) To adopt, amend or repeal the by-laws of the corporation and

(2) To provide for the indemnification of directors, officers, management, employees and agents of the corporation, and of persons who serve other enterprises in such or similar capacities at the request of the corporation, to the full extent permitted by the General Corporation Law of Delaware, as amended, or any other applicable laws, as may from time to time be in effect.

SEVENTH. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as amended, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

EIGHTH. Elections of directors need not be by written ballot unless the by-laws of the corporation shall so provide.

NINTH. The corporation reserves the right to amend its certificate of incorporation, and thereby to change or repeal any provision therein contained, from time to time, in the manner prescribed at the time by statute, and all rights conferred upon stockholders by such certificate of incorporation are granted subject to this reservation.

The undersigned, being the incorporator hereinabove named, has executed this Certificate of Incorporation this 20th day of April, 2001, thereby acknowledging under penalties of perjury that the foregoing is the act and deed of the undersigned and that the facts stated therein are true.

/s/ Carolyn M. Perry
Carolyn M. Perry

EXHIBIT 2.2

BY-LAWS OF
THE BEKINS ACQUISITION GROUP, INC.

BY-LAWS

OF

<u>THE BEKINS ACQUISITION GROUP, INC.</u>

(A Delaware corporation)

ARTICLE 1

OFFICES; REGISTERED AGENT

1.1 Registered Office and Agent. The corporation shall maintain in the State of Delaware a registered office and a registered agent whose business office is identical with such registered office.

1.2 Principal Business Office. The corporation shall have its principal business office at such location within or without the State of Delaware as the board of directors may from time to time determine.

ARTICLE 2

STOCKHOLDERS

2.1 Annual Meeting. The annual meeting of the stockholders shall be held on such day in the month of May of each year, commencing in the year 2002, as shall be designated by the board of directors, at the hour of 10:00 a.m., for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting.

2.2 Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called by the board of directors, the chairman, or the president.

2.3 Place of Meetings. The board of directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting called by the board of directors, but if no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal business office of the corporation; provided, however, that for any meeting of the stockholders for which a waiver of notice designating a place is signed by all of the stockholders, then that shall be the place for the holding of such meeting.

2.4 Notice of Meetings. Written or printed notice stating the place, date and hour of the meeting of the stockholders and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder of record entitled to vote at the meeting, and to each stockholder entitled to notice, whether or not entitled to vote, not less than 10 nor more than 60 days before the date of the meeting, or in the case of a meeting called for the purpose of acting upon a merger or consolidation not less than 20 nor more than 60 days before the meeting. Such notice shall be given by or at the direction of the secretary. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at his or her address as it appears on the records of the corporation, with postage thereon prepaid. If delivered (rather than mailed) to such address, such notice shall be deemed to be given when so delivered.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 30 days or unless a new record date is fixed for the adjourned meeting.

2.5 Waiver of Notice. A waiver of notice in writing signed by a stockholder entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a stockholder in person or by proxy at a meeting of stockholders shall constitute a waiver of notice of such meeting except when the stockholder or his or her proxy attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

2.6 Meeting of all Stockholders. If all of the stockholders shall meet at any time and place, either within or without the State of Delaware, and shall, in writing signed by all of the stockholders, waive notice of, and consent to the holding of, a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any corporate action may be taken.

2.7 Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting (or 20 days if a merger or consolidation is to be acted upon at such meeting). If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the next day preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by the certificate of incorporation of the corporation or by statute, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered in the manner required by law to the corporation at its registered office in the State of Delaware or at its principal place of business or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of the corporation's stockholders are recorded. If no record date has been fixed by the board of directors and prior action by the board of directors is required by the certificate of incorporation or by statute, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

(d) Only those who shall be stockholders of record on the record date so fixed as aforesaid shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to consent to such corporate action in writing, or to receive payment of such dividend or other distribution, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding the transfer of any stock on the books of the corporation after the applicable record date.

2.8 Lists of Stockholders. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the municipality where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where said meeting is to be held, and the list shall be produced and kept at the time and place of meeting during the whole time thereof, for inspection by any stockholder who may be present.

2.9 Quorum and Vote Required for Action. Except as may otherwise be provided in the certificate of incorporation of the corporation, the holders of stock of the corporation having a majority of the total votes which all of the outstanding stock of the corporation would be entitled to cast at the meeting, when present in person or by proxy, shall constitute a quorum at any meeting of the stockholders; provided, however, that where a separate vote by a class or classes of stock is required, the holders of stock of such class or classes having a majority of the total votes which all of the outstanding stock of such class or classes would be entitled to cast at the meeting, when present in person or by proxy, shall constitute a quorum entitled to take action with respect to the vote on the matter. Unless a different number of votes is required by statute or the certificate of incorporation of the corporation, (a) if a quorum is present with respect to the election of directors, directors shall be elected by a plurality of the votes cast by those stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors, and (b) in all matters other than the election of directors, if a quorum is present at any meeting of the stockholders, a majority of the votes entitled to be cast by those stockholders present in person or by proxy shall be the act of the stockholders except where a separate vote by class or classes of stock is required, in which case, if a quorum of such class or classes is present, a majority of the votes entitled to be cast by those stockholders of such class or classes present in person or by proxy shall be the act of the stockholders of such class or classes. If a quorum is not present at any meeting of stockholders, then holders of stock of the corporation who are present in person or by proxy representing a majority of the votes cast may adjourn the meeting from time to time without further notice and, where a separate vote by a class or classes of stock is required on any matter, then holders of stock of such class or classes who are present in person or by proxy representing a majority of the votes of such class or classes cast may adjourn the meeting with respect to the vote on that matter from time to time without further notice. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. Withdrawal of stockholders from any meeting shall not cause failure of a duly constituted quorum at that meeting.

2.10 Proxies. Each stockholder entitled to vote at a meeting of the stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no proxy shall be valid after three years from its date unless otherwise provided in the proxy. Such proxy shall be in writing and shall be filed with the secretary of the corporation before or at the time of the meeting or the giving of such written consent, as the case may be.

2.11 Voting of Shares. Each stockholder of the corporation shall be entitled to such vote (in person or by proxy) for each share of stock having voting power held of record by such stockholder as shall be provided in the certificate of incorporation of the corporation or, absent provision therein fixing or denying voting rights, shall be entitled to one vote per share.

2.12 Voting by Ballot. Any question or any election at a meeting of the stockholders may be decided by voice vote unless the presiding officer shall order that voting be by ballot or unless otherwise provided in the certificate of incorporation of the corporation or required by statute.

2.13 Inspectors. At any meeting of the stockholders the presiding officer may, or upon the request of any stockholder shall, appoint one or more persons as inspectors for such meeting. Such inspectors shall ascertain and report the number of shares represented at the meeting, based upon their determination of the validity and effect of proxies; count all votes and report the results; and do such other acts as are proper to conduct the election and voting with impartiality and fairness to all the stockholders. Each report of an inspector shall be in writing and signed by him or a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be *prima facie* evidence thereof.

2.14 Informal Action. Any corporate action upon which a vote of stockholders is required or permitted may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation in the manner required by law at its registered office within the State of Delaware or at its principal place of business or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders of the corporation are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered, as aforesaid, written consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner required by law at its registered office within the State of Delaware or at its principal place of business or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders of the corporation are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

ARTICLE 3

DIRECTORS

3.1 Powers. The business and affairs of the corporation shall be managed under the direction of its board of directors which may do all such lawful acts and things as are not by statute or by the certificate of incorporation of the corporation or by these by-laws directed or required to be exercised or done by the stockholders.

3.2 Number, Election, Term of Office and Qualifications. The number of directors to constitute the whole board shall be seventeen (17). The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3.3, and each director elected shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal in a manner permitted by statute or these by-laws. Directors need not be stockholders.

Commencing with the annual meeting of the stockholders to be held in 2002, the directors shall be divided into three (3) classes, as nearly equal in number as possible. At such annual meeting, the directors of the first class shall be elected to hold office for a term expiring at the first annual meeting of the stockholders after their election, the directors of the second class shall be elected to hold office for a term expiring at the second annual meeting after their election, and the directors of the third class shall be elected to hold office for a term expiring at the third annual meeting after their election. At each annual meeting of the stockholders to be held after 2002, the successors to the class of directors whose terms expire at such meeting shall be elected for a term expiring at the third annual meeting after their election. If the number of directors is changed, any increase or decrease in directorships shall be apportioned among the classes so as to make all classes as nearly equal in number as possible. Notwithstanding the expiration of the term of any director by reason of the passage of time, such director shall continue to serve until a successor is duly elected and shall have qualified.

3.3 Vacancies. Vacancies occurring in the board of directors and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and any director so chosen shall hold office until the next annual election of directors and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal in a manner permitted by statute or these by-laws.

3.4 Regular Meetings. A regular meeting of the board of directors shall be held immediately following the close of, and at the same place as, each annual meeting of stockholders. No notice of any such meeting, other than this by-law, shall be necessary in order legally to constitute the meeting, provided a quorum shall be present. In the event such meeting is not held at such time and place, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors or as shall be specified in a written waiver signed by all of the directors. The board of directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

3.5 Special Meetings. Special meetings of the board may be called by the chairman, the president or any director. The person or persons calling a special meeting of the board shall fix the time and place at which the meeting shall be held and such time and place shall be specified in the notice of such meeting.

3.6 Notice. Notice of any special meeting of the board of directors shall be given at least 2 days previous thereto by written notice to each director at his or her business address or such other address as he or she may have advised the secretary of the corporation to use for such purpose. If delivered, such notice shall be deemed to be given when delivered to such address or to the person to be notified. If mailed, such notice shall be deemed to be given two business days after deposit in the United States mail so addressed, with postage thereon prepaid. Such notice may also be given by telephone or other means not specified herein, and in each such case shall be deemed to be given when actually received by the director to be notified. Notice of any meeting of the board of directors shall set forth the time and place of the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of the board of directors (regular or special) need be specified in the notice or waiver of notice of such meeting.

3.7 Waiver of Notice. A written waiver of notice, signed by a director entitled to notice of a meeting of the board of directors or of a committee of such board of which the director is a member, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice to that director. Attendance of a director at a meeting of the board of directors or of a committee of such board of which the director is a member shall constitute a waiver of notice of such meeting except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

3.8 Quorum and Vote Required for Action. At all meetings of the board of directors, a majority of the number of directors fixed by these by-laws shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors except as may be otherwise specifically provided by statute, the certificate of incorporation of the corporation or these by-laws. If a quorum shall not be present at any meeting of the board of directors, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.9 Attendance by Conference Telephone. Members of the board of directors or any committee designated by the board may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting.

3.10 Presumption of Assent. A director of the corporation who is present at a duly convened meeting of the board of directors at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.11 Informal Action. Unless otherwise restricted by statute, the certificate of incorporation of the corporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if a written consent thereto is signed or electronically transmitted by all the directors or by all the members of such committee, as the case may be, and such written consent or electronic transmission is filed with the minutes of proceedings of the board of directors or of such committee.

3.12 Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and at each meeting of a committee of the board of directors of which they are members. The board of directors, irrespective of any personal interest of any of its members, shall have authority to fix compensation of all directors for services to the corporation as directors, officers or otherwise.

3.13 Removal. Any director or the entire board of directors may be removed by the stockholders, with or without cause, by a majority of the votes entitled to be cast at an election of directors.

3.14 Outside Activities. No director, and unless otherwise determined by the board of directors, no officer of this corporation shall be required to devote his time or any particular portion of his time or render services or any particular services exclusively to the corporation. Each and every director and, unless otherwise determined by the board of directors, each and every officer of this corporation shall be entirely free to engage, participate and invest in any and all such businesses, enterprises, and activities, either similar or dissimilar to the business, enterprises and activities of this corporation, without breach of duty to this corporation or to its stockholders and without accountability or liability to this corporation or to its stockholders in any event or under any circumstances or conditions.

Each and every director and, unless otherwise determined by the board of directors, each and every officer of this corporation shall, respectively, be entirely free to act for, serve and represent any other corporation or corporations, entity or entities, and any person or persons, in any capacity or capacities, and be or become a director or officer, or both, of any other corporation or corporations, entity or entities, irrespective of whether or not the business, purposes, enterprises, and activities, or any of them thereof be similar or dissimilar to the business, purposes, enterprises and activities, or any of them, of this corporation, without breach of duty to this corporation or to its stockholders, and without accountability or liability of any character or description to this corporation or to its stockholders in any event or under any circumstances or conditions.

ARTICLE 4

COMMITTEES

By resolution adopted by a majority of the whole board, the board of directors may designate one or more committees, each such committee to consist of two or more directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution or in these by-laws, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at the meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of such absent or disqualified member.

ARTICLE 5

OFFICERS

5.1 Designation; Number; Election. The board of directors, at its initial meeting and thereafter at its first regular meeting after each annual meeting of stockholders, shall choose the officers of the corporation. Such officers shall be a chairman, a president, a secretary, and a treasurer, and such vice presidents, assistant secretaries and assistant treasurers as the board of directors may choose. The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board. Any two or more offices may be held by the same person. Except as provided in Article 6, election or appointment as an officer shall not of itself create contract rights.

5.2 Salaries. The salaries of all officers and agents of the corporation chosen by the board of directors shall be fixed by the board of directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

5.3 Term of Office; Removal; Vacancies. Each officer of the corporation chosen by the board of directors shall hold office until the next annual appointment of officers by the board of directors and until his or her successor is appointed and qualified, or until his or her earlier death, resignation or removal in the manner hereinafter provided. Any officer or agent chosen by the board of directors may be removed at any time by the board of directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any vacancy occurring in any office of the corporation at any time or any new offices may be filled by the board of directors for the unexpired portion of the term.

5.4 Chairman. The board of directors may appoint from among its members a chairman of the board, who shall preside at all meetings of the board of directors and exercise and perform such other powers and duties as may be from time to time assigned by the board of directors.

5.5 President. The president shall be the chief executive officer of the corporation and, subject to the direction and control of the board of directors, shall be in charge of the business of the corporation. In general, the president shall discharge all duties incident to the principal executive office of the corporation and such other duties as may be prescribed by the board of directors from time to time. Without limiting the generality of the foregoing, the president shall see that the resolutions and directions of the board of directors are carried into effect except in those instances in which that responsibility is specifically assigned to some other person by the board of directors; shall preside at all meetings of the stockholders and, if he or she is a director of the corporation, of the board of directors in the absence of a chairman; and, except in those instances in which the authority to execute is expressly delegated to another officer or agent of the corporation or a different mode of execution is expressly prescribed by the board of directors, may execute for the corporation certificates for its shares of stock (the issue of which shall have been authorized by the board of directors), and any contracts, deeds, mortgages, bonds, or other instruments which the board of directors has authorized, and may (without previous authorization by the board of directors) execute such contracts and other instruments as the conduct of the corporation's business in its ordinary course requires, and may accomplish such execution in each case either under or without the seal of the corporation and either individually or with the secretary, any assistant secretary, or any other officer thereunto authorized by the board of directors, according to the requirements of the form of the instrument. The president may vote all securities which the corporation is entitled to vote except as and to the extent such authority shall be vested in a different officer or agent of the corporation by the board of directors.

5.6 Vice Presidents. The vice president (and, in the event there is more than one vice president, each of the vice presidents) shall render such assistance to the president in the discharge of his or her duties as the president may direct and shall perform such other duties as from time to time may be assigned by the president or by the board of directors. In the absence of the president or in the event of his or her inability or refusal to act, the vice president (or in the event there may be more than one vice president, the vice presidents in the order designated by the board of directors, or by the president if the board of directors has not made such a designation, or in the absence of any designation, then in the order of seniority of tenure as vice president) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Except in those instances in which the authority to execute is expressly delegated to another officer or agent of the corporation or a different mode of execution is expressly prescribed by the board of directors or these by-laws, the vice president (or each of them if there are more than one) may execute for the corporation certificates for its shares of stock (the issue of which shall have been authorized by the board of directors), and any contracts, deeds, mortgages, bonds or other instruments which the board of directors has authorized, and may (without previous authorization by the board of directors) execute such contracts and other instruments as the conduct of the corporation's business in its ordinary course requires, and may accomplish such execution in each case either under or without the seal of the corporation and either individually or with the secretary, any assistant secretary, or any other officer thereunto authorized by the board of directors, according to the requirements of the form of the instrument.

5.7 Treasurer. The treasurer shall be the principal accounting and financial officer of the corporation and as such shall perform all the duties incident to the office of treasurer and such other duties as from time to time may be assigned by the board of directors or the president. Without limiting the generality of the foregoing, the treasurer shall have charge of and be responsible for the maintenance of adequate books of account for the corporation and shall have charge and custody of all funds and securities of the corporation and be responsible therefor and for the receipt and disbursement thereof. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the board of directors may determine.

5.8 Secretary. The secretary shall perform all duties incident to the office of secretary and such other duties as from time to time may be assigned by the board of directors or president. Without limiting the generality of the foregoing, the secretary shall (a) record the minutes of the meetings of the stockholders and the board of directors in one or more books provided for that purpose and shall include in such books the actions by written consent of the stockholders and the board of directors; (b) see that all notices are duly given in accordance with the provisions of these by-laws or as required by statute; (c) be the custodian of the corporate records and the seal of the corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) sign with the president, or a vice president, or any other officer thereunto authorized by the board of directors, certificates for shares of stock of the corporation (the issue of which shall have been authorized by the board of directors), and any contracts, deeds, mortgages, bonds, or other instruments which the board of directors has authorized, and may (without previous authorization by the board of directors) sign with such other officers as aforesaid such contracts and other instruments as the conduct of the corporation's business in its ordinary course requires, in each case according to the requirements of the form of the instrument, except when a different mode of execution is expressly prescribed by the board of directors; and (f) have general charge of the stock transfer books of the corporation.

5.9 Assistant Treasurers and Assistant Secretaries. The assistant treasurers and assistant secretaries shall perform such duties as shall be assigned to them by the treasurer, in the case of assistant treasurers, or the secretary, in the case of assistant secretaries, or by the board of directors or president in either case. Each assistant secretary may sign with the president, or a vice president, or any other officer thereunto authorized by the board of directors, certificates for shares of stock of the corporation (the issue of which shall have been authorized by the board of directors), and any contracts, deeds, mortgages, bonds, or other instruments which the board of directors has authorized, and may (without previous authorization by the board of directors) sign with such other officers as aforesaid such contracts and other instruments as the conduct of the corporation's business in its ordinary course requires, in each case according to the requirements of the form of the instrument, except when a different mode of execution is expressly prescribed by the board of directors. The assistant treasurers shall, if required by the board of directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the board of directors shall determine.

ARTICLE 6

INDEMNIFICATION

6.1 Indemnification of Directors and Officers. The corporation shall, to the fullest extent to which it is empowered to do so by the General Corporation Law of Delaware or any other applicable laws, as may from time to time be in effect, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

6.2 Advancement of Expenses. Expenses incurred by an officer or director of the corporation in defending a civil or criminal action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall be ultimately determined that he or she is not entitled to be indemnified as authorized by the General Corporation Law of Delaware, as amended.

6.3 Contract with the Corporation. The provisions of this Article 6 shall be deemed to be a contract between the corporation and each person who serves as such officer or director in any such capacity at any time while this Article and the relevant provisions of the General Corporation Law of Delaware, as amended, or other applicable laws, if any, are in effect, and any repeal or modification of any such law or of this Article 6 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

6.4 Indemnification of Employees and Agents. Persons who are not covered by the foregoing provisions of this Article 6 and who are or were employees or agents of the corporation, or are or were serving at the request of the corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the board of directors.

6.5 Other Rights of Indemnification. The indemnification and the advancement of expenses provided or permitted by this Article 6 shall not be deemed exclusive of any other rights to which those indemnified may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

ARTICLE 7

LIMITATION ON DIRECTOR'S LIABILITY

The personal liability for monetary damages to the corporation or its stockholders of a person who serves as a director of the corporation shall be limited if and to the extent provided at the time in the certificate of incorporation of the corporation, as then amended.

ARTICLE 8

CERTIFICATES OF STOCK AND THEIR TRANSFER

8.1 Form and Execution of Certificates. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the president or a vice president and by the secretary or an assistant secretary of the corporation, certifying the number of shares owned. Such certificates shall be in such form as may be determined by the board of directors. During the period while more than one class of stock of the corporation is authorized there will be set forth on the face or back of the certificates which the corporation shall issue to represent each class or series of stock a statement that the corporation will furnish, without charge to each stockholder who so requests, the designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. In case any officer, transfer agent or registrar of the corporation who has signed, or whose facsimile signature has been placed upon, any such certificate shall have ceased to be such officer, transfer agent or registrar of the corporation before such certificate is issued by the corporation, such certificate may nevertheless be issued and delivered by the corporation with the same effect as if the officer, transfer agent or registrar who signed, or whose facsimile signature was placed upon, such certificate had not ceased to be such officer, transfer agent or registrar of the corporation.

8.2 Replacement Certificates. The board of directors may direct a new certificate to be issued in place of any certificate evidencing shares of stock of the corporation theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require and may require such owner to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed. The board of directors may delegate its authority to direct the issuance of replacement stock certificates to the transfer agent or agents of the corporation upon such conditions precedent as may be prescribed by the board.

8.3 Transfers of Stock. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares of stock of the corporation duly endorsed or accompanied by proper evidence of succession, assignment, or other authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books, provided the corporation or a transfer agent of the corporation shall not have received a notification of adverse interest and that all other conditions of applicable law have been met.

8.4 Registered Stockholders. The corporation shall be entitled to treat the holder of record (according to the books of the corporation) of any share or shares of its stock as the holder in fact thereof and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other party whether or not the corporation shall have express or other notice thereof, except as expressly provided by the laws of the State of Delaware.

8.5 Restrictions on Transfer and Participation in Triggering Events.

(a) A "Triggering Event" (a "Triggering Event" or "Event") shall mean any of the following:

(i) any sale, transfer or assignment by a stockholder of stock of the corporation held by the stockholder, or any sale, transfer or assignment by a stockholder of the beneficial ownership rights or any incidents of ownership of such stock:

(ii) any change in the legal form of a stockholder (e.g., from a corporation to a sole proprietorship or partnership);

(iii) any sale, transfer or assignment of fifty percent (50%) or more of the beneficial ownership of a stockholder;

(iv) any sale, transfer or assignment of all or substantially all of the assets of a stockholder;

(v) any merger or consolidation of a stockholder with or into any other corporation, partnership, joint venture, trust or other entity;

(vi) the dissolution or termination of existence of a stockholder;

(vii) the bankruptcy or insolvency of a stockholder, including but not limited to, an assignment for the benefit of creditors, the appointment of a trustee or receiver for any substantial part of a stockholder's property, the inability of a stockholder to pay its debts as they become due, or the institution by or against a stockholder of any proceeding under the Bankruptcy Code or any law of the United States or any state relating to insolvency, receivership, reorganization or debt adjustment;

(viii) the transfer or assignment of a stockholder's agency agreement or any of the rights and obligations of a stockholder thereunder;

(ix) the termination of a stockholder's agency agreement for any reason;

(x) any attempt by a stockholder to do any act described in subparagraphs (i) through (ix) of this Section 8.5(a); or

(xi) the death or disability of a stockholder who is a natural person. For purposes of this Section 8.5, "disability" shall mean the complete inability of a stockholder to perform the duties incident to his ownership of stock or to the management of his agency for a period of six (6) months as a result of mental or physical illness, sickness or injury. The determination of whether a stockholder is disabled shall be approved by at least two-thirds (2/3) of the entire Board (other than such stockholder, if then serving as a Director), shall be based upon competent medical advice, and shall be binding upon the corporation and the stockholder.

(b) If a stockholder ("Selling Stockholder") intends to participate in a

Triggering Event or has reason to believe that a Triggering Event will occur, the Selling Stockholder shall, prior to the occurrence of the Event, give the corporation written notice of the Event. The notice shall contain the following information; a description of the Event and all of the terms thereof; the effect of the Event upon the ownership of the stock of the corporation held by the Selling Stockholder; the effect of the Event on the Selling Stockholder's agency agreement; the name and addresses of each party participating in the Event and, if any such party is a corporation, partnership joint venture, trust or other entity, the name and address of each natural person who beneficially owns at least ten percent (10%) of such entity; and all other material facts concerning the Event. If the Triggering Event is the death or disability of a stockholder who is a natural person, the notice and offer for repurchase shall be given by the personal representative of the stockholder.

(c) The corporation, by a resolution of the Board of Directors, shall have the power to approve or disapprove of the participation of the Selling Stockholder in the Triggering Event. If the corporation approves of such participation, or if the corporation fails to disapprove of such participation within thirty (30) days after receipt of the Selling Stockholder's notice, the Selling Stockholder may participate in the Triggering Event. If the corporation disapproves of the participation of the Selling Stockholder in the Triggering Event, the corporation shall give the Selling Stockholder written notice that it disapproves of the participation of the Selling Stockholder in the Triggering Event, and the Selling Stockholder's notice shall be deemed to be the Selling Stockholder's offer to the corporation for the repurchase of all of the stock of the corporation held by the Selling Stockholder. The corporation shall then have the option to repurchase the stock offered or to designate a purchaser for such stock, provided that such designee is qualified to become a stockholder in accordance with the Certificate of Incorporation, these by-laws and any resolution of the Board setting forth such qualifications. If the corporation does not exercise such option to repurchase or designate a purchaser within thirty (30) days after giving notice of its disapproval of the Triggering Event, the Selling Stockholder shall offer the stock of the corporation it holds to the other stockholders of the corporation on a pro rata basis. The other stockholders shall have the option for an additional thirty (30) days to purchase the stock being offered. If neither the corporation nor the other stockholders exercise said options as to all of the stock of the corporation held by the Selling Stockholder within the time provided, the Selling Stockholder may participate in the Triggering Event.

(d) All purchases shall be closed at such date as the corporation shall designate within thirty (30) days after the acceptance by the corporation, its designee or other stockholders of any offer made pursuant to this Section 8.5.

(e) The purchase price for any such stock, whether the stock is repurchased by the corporation or purchased by the corporation's designee or other stockholders, shall be the greater of (A) the book value thereof as shown on the audited financial statements of the corporation as of the end of its fiscal year most recently completed prior to the date of purchase, or (B) Two Hundred Fifty Dollars ($250.00) per share. Unless otherwise agreed by the parties and except as set forth in paragraph (vi) of this Section 8.5, such purchase price may be paid to the Selling Stockholder at closing or, at the option of the corporation, may be paid by the corporation in up to five (5) equal annual installments, with interest. The rate of interest payable on such installments shall be the lowest Applicable Federal Rate, as defined by the Internal Revenue Code, that will avoid the imputation of interest under the federal tax laws, or such other higher rate as the Board of Directors may authorize. Notwithstanding the foregoing, however, if the corporation exercises its option to repurchase, the corporation shall have the right to withhold payment for such stock until such time as a final accounting between the Selling Stockholder and the corporation shall have been had, and if it be determined upon such final accounting that the Selling Stockholder is indebted or obligated to the corporation or any of its subsidiaries, the amount of such indebtedness or obligation shall be credited against the purchase price to be paid for such shares.

(f) The corporation shall not repurchase a stockholder's stock pursuant to this Section 8.5 if such repurchase would cause the corporation to impair its capital surplus.

(g) The Board of Directors of the corporation may establish additional procedures relating to such purchases, provided such provisions are not inconsistent with these by-laws.

8.6 No Other Transfers. No outstanding common stock of the corporation shall be sold, transferred, assigned, pledged, hypothecated or encumbered in any way for any purpose except as provided in Section 8.5.

8.7 Restrictions Binding on Transferees. The failure of the corporation or the other stockholders to purchase any share or shares of stock pursuant to Section 8.5, and a subsequent sale or transfer to any other person or entity, shall not, as to any future sale or transfer, discharge any such share or shares of stock from any of the restrictions contained herein. It is the intent that all restrictions imposed in Section 8.5 on the sale or transfer of shares of stock shall apply to all such stock, whensoever, howsoever, or by whomsoever acquired, in the hands of all holders or owners, whether original stockholders or subsequent purchasers or transferees, whether acquired through the voluntary or involuntary act of a stockholder or by operation of law, and whether a part of the first authorized issue or any subsequent or increased issues.

8.8 Failure to Observe Restrictions. In the event that a stockholder fails to comply with the provisions of Section 8.5 of these by-laws, the corporation shall be entitled, in addition to any other remedies available under its agency agreement, on not less than ten (10) days notice, to repurchase all of the common stock of the corporation owned by the stockholder at a price equal to one-half (1/2) the price specified in Section 8.5(e) above, on the same payment terms as provided above.

ARTICLE 9

CONTRACTS, LOANS, CHECKS AND DEPOSITS

9.1 Contracts. The board of directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; provided, however, that this Section 9.1 shall not be a limitation on the powers of office granted under Article 5 of these by-laws.

9.2 Loans. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

9.3 Checks, Drafts and Other Instruments. All checks, drafts or other orders for the payment of money and all notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as from time to time may be determined by the resolution of the board of directors or by an officer or officers of the corporation designated by the board of directors to make such determination.

9.4 Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the board of directors, or an officer or officers designated by the board of directors, may select.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1 Dividends. Subject to any provisions of any applicable statute or of the certificate of incorporation, dividends may be declared upon the capital stock of the corporation by the board of directors at any regular or special meeting thereof; and such dividends may be paid in cash, property or shares of stock of the corporation.

10.2 Reserves. Before payment of any dividends, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the board of directors from time to time, in its discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the board of directors shall determine to be conducive to the interests of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

10.3 Voting Stock of Other Corporations. In the absence of specific action by the board of directors, the president shall have authority to represent the corporation and to vote, on behalf of the corporation, the securities of other corporations, both domestic and foreign, held by the corporation.

10.4 Fiscal Year. The fiscal year of the corporation shall begin on the first day of January in each year and end on the last day of the next following December.

10.5 Seal. The corporation shall not maintain, nor be required to use, a corporate seal.

10.6 Severability. If any provision of these by-laws, or its application thereof to any person or circumstances, is held invalid, the remainder of these by-laws and the application of such provision to other persons or circumstances shall not be affected thereby.

10.7 Amendment. These by-laws may be amended or repealed, or new by-laws may be adopted, by the board of directors of the corporation. These by-laws may also be amended or repealed, or new by-laws may be adopted, by action taken by the stockholders of the corporation.

10.08 Definitions of Certain Terms. As used in these by-laws, the following terms shall be defined as follows:

(a) An "agency" shall mean the business that is the subject matter of an agency agreement entered into by the Corporation and a van line agent.

(b) An "agency agreement" shall mean the contract entered into between the Corporation and a van line agent in which the van line agent agrees to serve as an agent for the Corporation in connection with the business of packing, moving, conveying, delivering and storing household and other goods, as more particularly described in such agency agreements.

(c) An "agent" shall mean a van line agent, except when used in the provisions of the Certificate of Incorporation and these by-laws concerning indemnification. For purposes of indemnification, the term "agent" shall be used in its generic sense to mean a person who is authorized to act for the Corporation.

EXHIBIT 3.2

FORM OF THREE-YEAR CONVERTIBLE PROMISSORY NOTE

The issuance and sale of this promissory note has not been registered under the Securities Act of 1933 or applicable state securities laws and this note may not be transferred, sold or otherwise disposed of in the absence of an effective registration statement under the Securities Act of 1933 and such state securities laws, or unless the Issuer receives an opinion of counsel satisfactory to the Issuer to the effect that registration under such Act and such state securities laws is not required.

CONVERTIBLE PROMISSORY NOTE

BEKINS VAN LINES CO.

____________, 200_ $______________

BEKINS VAN LINES CO., a Delaware corporation (together with its successors and assigns, the "**Issuer**"), for value received hereby promises to pay to __________________[, a ____ corporation/limited liability company] (the "**Noteholder**") and its successors, transferees and assigns, the principal sum of _____ DOLLARS ($___,000.00) (the "**Note Amount**") on the Maturity Date (as defined herein) in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

The Note Amount, or so much thereof as shall be outstanding from time to time, shall bear interest accruing from the date hereof to the date this Note shall have been converted or repaid in full at the rate of seven percent (7%) per annum, subject to adjustment as set forth in Section 3 hereof. All computations of interest payable hereunder shall be on the basis of a 365-day or, if appropriate, 366-day year and the actual number of days elapsed in the period for which such interest is payable. Interest shall, from the date hereof, be due and payable annually, on the Interest Payment Date (as defined herein) in each year, commencing with the Interest Payment Date in calendar year 2003, until the principal hereof shall have been converted or repaid in full. The Issuer shall pay the unpaid principal of this Note and all interest due hereunder to the Noteholder on the Maturity Date (as defined herein).

This Note (the "**Note**") is one of a duly authorized issue of Convertible Promissory Notes (the "**Promissory Notes**") of the Issuer. The Promissory Notes rank equally and ratably without priority over one another. No payment, including any prepayment, shall be made hereunder unless payment, including any prepayment, is made with respect to the other Promissory Notes in an amount which bears the same ratio to the then unpaid balance on such other Promissory Notes as the payment made hereon bears to the then unpaid balance under this Note, unless otherwise consented to by all holders of Promissory Notes then outstanding.

This Note is not transferable or assignable by the Noteholder.

1. **Definitions**. The following terms (except as otherwise expressly provided) for all purposes of this Note shall have the respective meanings specified below. All accounting terms used herein and not expressly defined shall have the meanings given to them in accordance with

generally accepted accounting principles as in effect from time to time. The terms defined in this Section 1 include the plural as well as the singular.

"Interest Payment Date" means the 15th day of January.

"Maturity Date" means the day immediately preceding the third anniversary of the date hereof.

"Non-Voting Common Stock" means the non-voting common stock of The Bekins Acquisition Group, Inc., a Delaware corporation (the "**Parent**"), par value $0.001 per share.

"Voting Common Stock" means the voting common stock of the Parent, par value $0.001 per share.

2. **Payment of Principal and Interest**.

2.1. Payment Obligation. No provision of this Note shall alter or impair the obligations of the Issuer, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, times and rate, and in the currency, herein prescribed, subject to the conversion provisions of this Note as provided herein.

2.2. Prepayment. The Issuer, in its sole discretion, upon 30 days prior written notice, may at any time prepay without penalty in whole or in part the Note Amount and all interest accrued thereon.

3. **Conversion**. The Note Amount and all interest accrued thereon shall, at the sole option of the Noteholder, be convertible in whole or in designated part (the "**Amount Converted**") on any Interest Payment Date or on the Maturity Date, into such fully paid and non-assessable shares of Voting Common Stock as is determined by dividing the Amount Converted by the conversion price, which shall initially be $250.00 (the "**Conversion Price**"); *provided, however,* that if prior to, or by reason of any part of such conversion, the Noteholder owns, or would own, more than 199 shares of Voting Common Stock, then the balance of the Amount Converted shall be converted into fully paid and non-assessable shares of Non-Voting Common Stock at the Conversion Price.

If the Parent shall at any time subdivide or combine the outstanding shares of common stock into which this Note is convertible, or if the number of outstanding shares is increased by a stock dividend payable in shares of common stock or by a stock split, then the number of shares issuable upon conversion shall be increased or decreased in proportion to such decrease or increase in outstanding shares. Upon any reorganization or reclassification of the outstanding shares of common stock other than as provided above, or any consolidation or merger with another corporation or a sale, lease or conveyance of all, or substantially all, of the assets of the Parent, the Noteholder shall thereafter have the right to acquire the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, consolidation, merger or sale to which a holder of common stock deliverable upon such conversion would have been entitled if the conversion had been exercised immediately prior to such event.

117

4. **Fractional Shares.** Upon any conversion of this Note, no fractional shares or scrip representing fractional shares shall be issued. With respect to any fraction of a share called for upon the conversion of this Note or any portion hereof, a cash amount equal to such fraction shall be paid to the Noteholder.

5. **Subordination.**

5.1. Definition. For purposes of this Section 5 the term "Senior Debt" shall mean any indebtedness for borrowed money owed to institutional lenders (such as banks, insurance companies, finance companies, and similar financial institutions regularly engaged in lending money in the ordinary course of business) or other providers of long-term debt or credit, the payment of which the Issuer is at the time of determination responsible or liable as obligor, guarantor or otherwise, other than (a) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such indebtedness is junior and subordinate to other indebtedness and obligations of the Issuer, (b) indebtedness which by its terms refers explicitly to this Note (or the Promissory Notes) and states that such indebtedness shall not be senior thereto and shall be equally subordinated and equally junior, and (c) indebtedness of the Issuer in respect of this Note. Senior Debt shall continue to be Senior Debt and entitled to the benefits of the subordination provisions set forth herein irrespective of any amendment, modification, or waiver of any term of the Senior Debt or extension or renewal of the Senior Debt.

5.2. Note Subordinate to Senior Debt. The Company, for itself, its successors and assigns, covenants and agrees, and each holder, by its acceptance of this Note or any portion hereof, likewise covenants and agrees, that this Note shall be subordinated and subject in right of payment to the prior payment in full of all Senior Debt. The provisions of this Section 5 are made for the benefit of all holders of Senior Debt, and any such holder may proceed to enforce such provisions.

5.3. Other Subordinated Indebtedness. This Note shall rank on a parity with all other of the Promissory Notes.

6. **Liquidation Rights**. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, this Note shall be entitled to a claim in liquidation before participation by the holders of any capital stock of the Issuer. The amount of the claim in liquidation shall equal the amount to which the Noteholder would be entitled in the case of payment, whether or not this Note is eligible for payment at the time of liquidation. If upon such liquidation, dissolution, or winding up, the assets available for distribution among the holders of the Promissory Notes shall be insufficient to permit the payment of the full amounts of their claims in liquidation, then the entire assets of the Issuer to be distributed to the holders of the Promissory Notes shall be distributed pro-rata among the holders of the Promissory Notes based upon the amounts of their respective claims in liquidation.

7. **Shareholder Rights**. Nothing contained in this Note shall be construed as conferring upon the Noteholder or any other person the right to vote or consent to or to receive notice as a shareholder of the Issuer for any purpose whatsoever.

8. **Miscellaneous**. This Note shall be governed by and be construed in accordance with the laws of the State of Illinois without regard to the conflicts of law rules of such state. The Issuer hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note, except as specifically provided herein, and assents to extensions of the time of payment, or forbearance or other indulgence without notice. The Section headings herein are for convenience only and shall not affect the construction hereof.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed as of the date first set forth above.

BEKINS VAN LINES CO.

By: ___________________________
Name:
Title:

EXHIBIT 4.1

FORM OF SUBSCRIPTION AGREEMENT

THE BEKINS ACQUISITION GROUP, INC.

SUBSCRIPTION AGREEMENT

The Bekins Acquisition Group, Inc.
330 South Manheim Road
Hillside, Illinois 60162

Ladies and Gentlemen:

The undersigned hereby tenders this subscription and applies for the purchase of the number of units of shares of common stock, $.001 par value, set forth below (the "Shares") of The Bekins Acquisition Group, Inc., a Delaware corporation (the "Company"), each unit consisting of 200 Shares, at a price of $50,000.00 per unit ($250.00 per Share), and tenders payment for such Shares by (i) delivering to the Company a certified or cashier's check, payable to the order of "The Bekins Acquisition Group, Inc." in the appropriate amount or (ii) surrendering amounts currently owed to the undersigned by Bekins Van Lines Co. in an amount equal to $250.00 per Share subscribed.

The undersigned acknowledges receipt of a copy of the Offering Circular of the Company dated April __, 2002, relating to the offering of the Shares (the "Offering Circular") and acknowledges that this Subscription Agreement is submitted subject to all of the terms and conditions set out in the Offering Circular.

The undersigned represents and warrants to you as follows:

1. The undersigned is aware that investment in the Company involves numerous risks, including those described in the Offering Circular.

2. The undersigned is aware that any future transfer of the Shares is subject to certain restrictions contained in the Company's Bylaws and that there is no market for the Shares or liquidity in this investment. The undersigned has read and understands the applicable provisions of the Bylaws of the Company (a copy of which is included as Appendix A to the Offering Circular).

3. The undersigned understands that there is no minimum number of units or Shares that must be sold in order for the Company to accept this subscription and retain the purchase price for its own uses, and that none of the funds tendered as payment for Shares will be held in an escrow or restricted account, and may be used by the Company immediately upon acceptance of this subscription.

The undersigned further understands that:

(a) This subscription may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion.

(b) Subscriptions using cash as payment may be accepted before subscriptions surrendering amounts currently owed to the undersigned as consideration.

(c) No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement, of the Shares.

The undersigned acknowledges and agrees that it is not entitled to cancel, terminate, or revoke this subscription or any agreements hereunder and that such subscription and agreements shall survive as an obligation of the undersigned.

This Subscription Agreement and all rights hereunder shall be governed by, and shall be interpreted in accordance with, the laws of the State of Delaware (other than the conflict of laws rules thereof).

Subscribers proposing to pay for Units by surrender of amounts payable must read and by their signature below agree to the following:

The undersigned, as an agent of Bekins Van Lines Co., is presently owed by Bekins Van Lines Co. an amount not less than the amount designated below as "Amount Tendered."

In order to pay for the Shares subscribed, if the foregoing Subscription Agreement is accepted, the undersigned hereby irrevocably surrenders to Bekins Van Lines Co. or its designee, and disclaims any further interest in or claim to, an amount up to the Amount Tendered that represents the purchase price for the number of Shares for which the Subscription Agreement is accepted. The undersigned represents and warrants that no other party has any interest in the amount surrendered, that the undersigned is fully authorized to surrender its right to receive such amount, and that the Company and each of its affiliates and each of their officers, directors, shareholders, employees, agents and representatives, shall be fully and completely protected in following the foregoing direction and applying such amounts to purchase of the Shares.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be executed by its duly authorized representative on its behalf on the date set forth below.

Amount Subscribed:

_____ Units (of 200 Shares each) @ $50,000/Unit = $________ **Amount Tendered**

____
Print Complete Name of Subscriber

By:______________________________
Signature and title of authorized representative of Subscriber

Payable (Initial one):
In cash, by check enclosed _____

By surrender of amounts payable _____

Address of Subscriber:

____

____

Taxpayer I.D. No. of Subscriber

____

____
Date

Accepted, as to ______ Units/ _____ Shares

The Bekins Acquisition Group, Inc.

By: ______________________________

Signature page to The Bekins Acquisition Group, Inc.
Subscription Agreement

EXHIBIT 6.1

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT

dated as of December 31, 2001

by and among

THE BEKINS ACQUISITION GROUP, INC.,

GEOLOGISTICS CORPORATION,

THE BEKINS COMPANY,

BEKINS VAN LINES CO.,

BEKINS VAN LINES, LLC,

and

BEKINS WORLDWIDE SOLUTIONS, INC.

with respect to all
outstanding capital stock of

THE BEKINS COMPANY

TABLE OF CONTENTS

THIS STOCK PURCHASE AGREEMENT, dated as of December 31, 2001, is made and entered into by and among The Bekins Acquisition Group, Inc., a Delaware corporation ("Purchaser"), GeoLogistics Corporation, a Delaware corporation ("Seller"), The Bekins Company, a Delaware corporation ("Bekins"), Bekins Van Lines Co., a Nebraska corporation ("BVL"), Bekins Van Lines, LLC, a Delaware limited liability company ("BLLC") and Bekins Worldwide Solutions, Inc., a Delaware corporation ("BWS").

WHEREAS, Seller owns 100 shares of common stock, par value $0.01 per share, of Bekins, constituting all of the issued and outstanding shares of capital stock of Bekins (such shares being referred to herein as the "Shares"); and

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, the Shares on the terms, subject to the conditions and for the consideration set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.01 Definitions.

(a) Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:

"Actions or Proceedings" means any action, suit, claim, proceeding, hearing, arbitration or investigation before any Governmental or Regulatory Authority or by any third party.

"Affiliate" means any Person that, directly or indirectly, through one of more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise. Without limitation of the previous sentence, any Person owning ten percent (10%) or more of the voting securities of another Person shall be deemed to control that Person.

"Agreement" means this Stock Purchase Agreement, any Schedules and Exhibits hereto, and the certificates delivered in accordance with Sections 8.03 and 9.03, as the same shall have been properly amended from time to time.

"Assets and Properties" of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person.

"Books and Records" means all files, documents, instruments, papers, books and records relating principally to the Business or Condition of Bekins, including without limitation, financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

"Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of Illinois are authorized or obligated to close.

"Business or Condition of Bekins" means the business, financial condition or results of operations of Bekins and the Subsidiaries taken as a whole.

"Closing" means the closing of the transactions contemplated by Section 2.03.

"Closing Date" means the Business Day on which all of the conditions described in Articles VIII and IX have been satisfied or waived, as the case may be, but in no event later than December 31, 2001, unless otherwise agreed by the parties.

"Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Contract" means any contract, agreement, plan, understanding, commitment or arrangement, written or oral, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract.

"Dispute Period" means the period ending thirty (30) days following receipt by an Indemnitor of notice pursuant to Section 11.04(a).

"Governmental or Regulatory Authority" means any federal, state, local or foreign government, court, tribunal, arbitrator, legislative, executive, administrative or regulatory authority or agency, commission, official or other instrumentality.

"Indebtedness" of any Person means (A) the principal of, premium (if any) in respect of, and interest accrued on (1) indebtedness for money borrowed, and (2) indebtedness evidenced by notes, debentures, bonds or other similar instruments; (B) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (C) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (A) and (B) above) entered into in the ordinary course of business to the extent such letters of credit are not drawn upon); (D) all obligations to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof; (E) all obligations of the type referred to in clauses (A) through (D) of other Persons for which Bekins or any Subsidiary is responsible or liable as obligor, guarantor, or otherwise; (F) all obligations of the type referred to in clauses (A) through (E) of other Persons secured by any Lien on any property or asset of Bekins or any Subsidiary (whether or not such obligation is assumed by Bekins or such Subsidiary); and (G) all penalty payments, premiums, charges, yield maintenance amounts and other expenses relating to the prepayment of any obligations of the types referred to in clauses (A) through (F).

"IRS" means the United States Internal Revenue Service.

"Laws" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States or any state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

"Liabilities" means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

"Letter of Intent" means that certain letter agreement between Seller and Purchaser dated November 29, 2001.

"Licenses" means all licenses, permits, exemptions, waivers, rights, certificates of occupancy, certificates of authority, authorizations, orders, approvals, registrations, franchises and similar consents granted or issued by any Governmental or Regulatory Authority or any other third party.

"Liens" means any option, mortgage, pledge, assessment, security interest, lease, lien, claim, levy, charge or other encumbrance or restriction of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

"Loss" means any and all losses, claims, liabilities, obligations, suits, actions, fees, Taxes, damages, fines, penalties, deficiencies, losses, costs and expenses (including without limitation interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any claim, default or assessment of any nature whatsoever).

"Material Adverse Effect" means any change, effect, state of facts, event or circumstance that has or will have, or could reasonably be expected to have, a material adverse effect (i) on the Assets and Properties or Business or Condition of Bekins and the Subsidiaries, taken as a whole, or of Purchaser, as the case may be, or (ii) on the ability of Seller, Bekins or Purchaser, as the case may be, to consummate the transactions contemplated by this Agreement in a timely manner.

"Option" with respect to any Person means any security, right, subscription, warrant, option, "phantom" stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock of such Person, or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers of such Person or the manner in which any shares of capital stock of such Person are voted.

"Order" means any writ, judgment, ruling, permits, approvals, decree, arbitration award, injunction or similar order of any Governmental or Regulatory Authority.

"Person" means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

"Subsidiary" means a Person, fifty percent (50%) or more of the equity interests or voting control of which are beneficially owned by Bekins, directly or indirectly, through Subsidiaries or otherwise, including but not limited to BVL, BWS and BLLC.

"Tax Returns" means a report, return, document, declaration or other information or filing (including any amendments) required to be supplied to a governmental entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes Bekins.

"Taxes" means any and all taxes, charges, fees, levies or other assessments including income, gross receipts, real or personal property, sales, use, capital gain, transfer, recording, excise, license, production, franchise, employment or unemployment, social security, service, service use, net worth, occupation, payroll, registration, governmental pension or insurance, environmental, withholding, royalty, severance, stamp or documentary, customs or duties, or value added, imposed by any taxing authority (whether domestic or foreign including any state, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

(b) Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; (iv) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; and (v) the phrase "ordinary course of business" refers to the business of Bekins or a Subsidiary. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under generally accepted accounting principles.

ARTICLE II
SALE OF SHARES AND CLOSING

2.01 Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, at the Closing as provided in Section 2.03, Seller shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller, all of the right, title and interest of Seller in and to the Shares free and clear of all Liens.

2.02 Purchase Price. The aggregate purchase price for the Shares is Ten Dollars and No Cents ($10.00) (the "Purchase Price"). At the Closing, Purchaser will pay to Seller in cash an amount equal to the Purchase Price, such payment referred to herein as the "Closing Payment."

2.03 Closing. The Closing will take place at the offices of Schiff Hardin & Waite, 6600 Sears Tower, Chicago, Illinois 60606, or at such other place as Purchaser and Seller mutually agree, at 10:00 A.M. local time, on the Closing Date. At the Closing, Purchaser will make the Closing Payment to Seller, as set forth in Section 2.02. Simultaneously, Seller will assign and transfer to Purchaser all of Seller's right, title and interest in and to the Shares, by delivering to Purchaser a certificate or certificates representing the Shares, in genuine and unaltered form, duly endorsed in blank or accompanied by duly executed stock powers endorsed in blank, with requisite stock transfer tax stamps, if any, attached. At the Closing, there shall also be delivered to Seller and Purchaser, as the case may be, the certificates and other documents and instruments to be delivered under Articles VIII and IX hereof.

2.04 Further Assurances; Post-Closing Cooperation.

(a) Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions, without payment of further consideration, as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under, and the intent and purposes of, this Agreement.

(b) Following the Closing, each party will afford the other party, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data relating to the Business or Condition of Bekins in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (i) the preparation of Tax Returns, (ii) the determination or enforcement of rights and obligations under this Agreement, (iii) compliance with the requirements of any Governmental or Regulatory Authority, (iv) the determination or enforcement of the rights and obligations of any party to this Agreement or (v) in connection with any actual or threatened Actions or Proceedings. Further, each party agrees for a period extending six (6) years after the Closing Date not to destroy or otherwise dispose of any such books, records and other data unless such party shall first offer in writing to surrender such books, records and other data to the other party and such other party shall not agree in writing to take possession thereof during the ten (10) day period after such offer is made.

(c) If, in order to properly prepare its Tax Returns, other documents or reports required to be filed with Governmental or Regulatory Authorities or its financial statements or to fulfill its obligations hereunder, it is necessary that a party be furnished with additional information, documents or records relating to the Business or Condition of Bekins not referred to in paragraph (b) above, and such information, documents or records are in the possession or control of the other party, such other party agrees to use commercially reasonable efforts to furnish or make available such information, documents or records (or copies thereof) at the recipient's request, cost and expense. Any information obtained by Seller in accordance with this paragraph shall be held confidential by Seller in accordance with Section 13.05, except to the extent that disclosure of such information is required to permit Seller to properly prepare its Tax Returns, such other documents or reports required to be filed with Governmental or Regulatory Authorities or its financial statements.

(d) Notwithstanding anything to the contrary contained in this Section 2.04, if the parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with any provision of this Section 2.04 shall be subject to applicable rules relating to discovery.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows:

3.01 Corporate Existence of Seller. Seller is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Seller has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

3.02 Corporate Existence of Bekins. Bekins is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties. Bekins owns all of the ownership interests in and voting control of BVL, beneficially and of record, free and clear of all Liens. BVL, in turn, owns all of the ownership interests in and voting control of BWS and BLLC, beneficially and of record, free and clear of all Liens. Bekins is duly qualified, licensed or admitted to do business and is in good standing in all jurisdictions in which the ownership, use or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for those jurisdictions in which such failures by Bekins to be qualified, licensed or admitted and in good standing could not in the aggregate reasonably be expected to have a Material Adverse Effect.

3.03 Authority. The execution and delivery by Seller of this Agreement, and the performance by Seller of its obligations hereunder, have been duly and validly authorized by Seller's Board of Directors and no other corporate action on the part of Seller or its stockholders is necessary to authorize the execution and delivery by Seller of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

3.04 Capital Stock. The authorized capital stock of Bekins consists solely of 1,000 shares of common stock, par value $0.01 per share. As of the date hereof and as of the Closing Date, the Shares are and shall be the only issued and outstanding capital stock of Bekins. The Shares are duly authorized, validly issued, fully paid and nonassessable. Seller owns the Shares, beneficially and of record, free and clear of all Liens. There are no outstanding Options with respect to Bekins. The delivery of a certificate or certificates at the Closing representing the Shares in the manner provided in Section 2.03 will transfer to Purchaser good title to the Shares, free and clear of all Liens, other than Liens created or suffered to exist by Purchaser. There is no Indebtedness having general voting rights (or convertible into securities having such rights) of Bekins issued and outstanding. There are no outstanding contractual obligations of Bekins to repurchase, redeem or otherwise acquire any capital stock of Bekins or any Affiliate of Bekins or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. There are no voting trusts or other agreements or understandings to which Bekins is a party with respect to the voting of the capital stock of Bekins.

3.05 No Conflicts or Violations. The execution and delivery by Seller of this Agreement does not, and the performance by Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate or articles of incorporation or bylaws (or other comparable charter or organizational documents) of Seller, Bekins or any Subsidiary;

(b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed on Schedule 3.05 hereto, conflict with or result in a violation or breach of or default under any term or provision of any Law or Order applicable to Seller, Bekins or any Subsidiary, or any of their respective material Assets and Properties (other than such conflicts, violations or breaches which could not in the aggregate reasonably be expected to adversely affect the validity or enforceability of this Agreement or to have a Material Adverse Effect);

(c) except as disclosed on Schedule 3.05 hereto or as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Seller, Bekins or any Subsidiary to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of, any Lien upon Seller, Bekins or any Subsidiary, or any of their respective material Assets and Properties; or

(d) except as disclosed on Schedule 3.05 hereto, require any consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Seller, Bekins or any Subsidiary, except where the failure to obtain any such consent, approval or action, to make any such filing or to give any such notice could not reasonably be expected to have a Material Adverse Effect.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

4.01 Corporate Existence. Purchaser is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

4.02 Authority. The execution and delivery by Purchaser of this Agreement, and the performance by Purchaser of its obligations hereunder, have been duly and validly authorized by Purchaser's Board of Directors and no other corporate action on the part of Purchaser or its stockholders is necessary to authorize the execution and delivery by Purchaser of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

4.03 No Conflicts or Violations. The execution and delivery by Purchaser of this Agreement do not, and the performance by Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or bylaws of Purchaser;

(b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Schedule 4.03 hereto, conflict with or result in a violation or breach of or default under any term or provision of any Law or Order applicable to Purchaser or any of its material Assets and Properties (other than such conflicts, violations or breaches which would not in the aggregate reasonably be expected to have a Material Adverse Effect);

(c) except as disclosed in Schedule 4.03 hereto or as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon Purchaser or any of its Assets or Properties under, any Contract or License to which Purchaser is a party or by which any of its material Assets and Properties is bound; or

(d) except as disclosed in Schedule 4.03 hereto, require any consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of

Purchaser, except where the failure to obtain any such consent, approval or action, to make any such filing or to give any such notice could not reasonably be expected to have a Material Adverse Effect.

4.04 Acknowledgements. Purchaser acknowledges that it is purchasing the Shares and acquiring Bekins and its Subsidiaries and their respective Assets and Properties, liabilities, businesses and operations "as-is" and that neither Seller nor any of its Affiliates makes any representations as to the Shares, Bekins or any Subsidiary or their respective Assets and Properties, liabilities, businesses and operations except as expressly set forth in Article III hereof.

4.05 Purchaser Capital. As of the date hereof and as of the Closing Date, Purchaser is capitalized with cash raised through the subscription of equity interests in Purchaser in an aggregate amount of not less than $3.0 million (the "Purchaser Capital"). In addition, certain agents of Bekins and the Subsidiaries have converted not less than $1.0 million of outstanding payables owed by Bekins and its Subsidiaries to such agents into equity or subordinated debt interests of Bekins.

4.06 Accredited Investor Representations.

(a) Purchaser understands that the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), nor qualified under the securities laws of any other jurisdiction;

(b) The Shares to be acquired by Purchaser pursuant to this Agreement will be acquired for Purchaser's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities laws, and the Shares will not be disposed of in contravention of the Securities Act or any applicable state securities laws; and

(c) Purchaser has substantial knowledge and experience in financial and business matters, has specific experience making investment decisions of a similar nature, and is capable, without the use of a financial advisor, of utilizing and analyzing the information made available in connection with the acquisition of the Shares under this Agreement and of evaluating the merits and risks of an investment in the Shares. Purchasers will provide Seller, upon request, with such information concerning any prior investment experience, business or professional experience and other information as Seller may deem necessary to further evaluate the foregoing representations.

4.07 Release of Claims. Seller and its Affiliates are entitled to rely upon and enforce the releases of claims against Seller in substantially the form attached hereto as Exhibit A, which releases have been or will be executed by subscribers to the equity or debt securities of Purchaser, Bekins or any Subsidiary commencing December 16, 2001 and following the date hereof in compliance with Section 6.06 of this Agreement, as if such releases were directly addressed to Seller and Seller was a party to the agreements containing such releases. Purchaser acknowledges and agrees that as of the date hereof none of Bekins, Seller or their respective Affiliates has any liability (nor is there any basis for any liability, to the knowledge of the Chairman and President of Purchaser) to Purchaser or its equityholders, other than payment obligations with respect to trade payables and similar agent/van line normal business obligations owed by Bekins or the Subsidiaries to its agents and incurred by Bekins or the Subsidiaries in the ordinary course of business.

ARTICLE V
COVENANTS OF SELLER

Seller covenants and agrees with Purchaser that, at all times from and after the date hereof until the Closing, and in the case of Section 5.04 and 5.06, thereafter, Seller will comply with all covenants and provisions of this Article V, except to the extent Purchaser may otherwise consent in writing.

5.01 Regulatory and Other Approvals. Seller will, and will cause Bekins and the Subsidiaries to, as promptly as practicable (a) take all commercially reasonable steps necessary or desirable to obtain all consents, approvals, permits, orders, qualifications, waivers or actions of, make all registrations, filings and all applications with and give all notices to Governmental or Regulatory Authorities or any other Person required of Seller, Bekins or any Subsidiary to consummate the transactions contemplated hereby, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith, and (c) provide reasonable cooperation to Purchaser in connection with the performance of its obligations under Section 6.01. Seller will provide prompt notification to Purchaser when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise Purchaser of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement.

5.02 Access to Books and Records. Seller will, and will cause Bekins and the Subsidiaries to, (a) provide Purchaser and its officers, employees, counsel, accountants, financial advisors, consultants, agents and other representatives (together, "Representatives") with full access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of Bekins and the Subsidiaries, and their respective Assets and Properties and Books and Records, but only to the extent that such access does not unreasonably interfere with the business and operations of Bekins and the Subsidiaries, and (b) furnish Purchaser and its Representatives with all such information and data (including without limitation copies of Contracts, employee benefit plans and arrangements and other Books and Records) concerning the business and operations of Bekins and the Subsidiaries as Purchaser or any of its Representatives reasonably may request in connection with such investigation.

5.03 Affiliate Transactions. Other than as set forth on Schedule 7.02 and after giving effect to the payments permitted by Section 8.06(iii), immediately prior to the Closing, all intercompany Indebtedness owed by Seller or any of its subsidiaries (other than Bekins or any Subsidiary), on the one hand, to Bekins or any Subsidiary (the "Seller Payables"), on the other, as of the Closing will be offset against all intercompany Indebtedness owed by Bekins or any Subsidiary to Seller or any of its subsidiaries (other than Bekins or any Subsidiary) (the "Bekins Payables"). To the extent that the Bekins Payables exceed the Seller Payables, such excess shall be contributed to the capital of Bekins.

5.04 Use of Bekins Name. From and after the Closing, neither Seller nor any of its Affiliates will operate any of their respective businesses using the name "Bekins" or any confusingly similar names (the "Bekins Names"), without the prior written consent of Purchaser; provided that Seller and its Affiliates may use the Bekins Names on signs, web sites, marketing materials and other similar materials or documents existing as of the Closing Date for a transition period during which time Seller and its Affiliates will diligently endeavor to cease all uses of the Bekins Names, such transition period not to exceed ninety (90) days following the Closing. The parties hereto acknowledge and agree that any remedy at Law for any breach of the provisions of this Section 5.04 would be inadequate, and Seller hereby consents to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained.

5.05 Fulfillment of Conditions. Seller will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of Purchaser contained in this Agreement and will not, and will not permit Bekins or any Subsidiary to, take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition.

5.06 Payment of Audit Costs. Seller shall pay directly or reimburse Bekins for no more than $30,000 of documented costs, fees and expenses of Ernst & Young actually incurred by Bekins following the Closing solely in connection with the completion of the December 31, 2000 audit. Seller hereby agrees to reimburse Purchaser or Bekins for 50% of the documented costs, fees and expenses actually incurred following the Closing by Purchaser and Bekins solely in connection with the preparation by Ernst & Young, or such other auditor selected by Purchaser or Bekins, of the audit of the December 31, 2001 consolidated financial statements of Bekins, provided that Seller's share of such costs, fees and expenses will not exceed $70,000. As a condition to Seller's obligations to pay the costs related to such audits, Seller shall have received such assurances from Ernst & Young, or such other auditor selected by Purchaser or Bekins, as are reasonably satisfactory to Seller that Seller shall be permitted to rely on such audited financial statements and have reasonable access to the auditor's work papers, records and other documentation pertaining to such audit.

ARTICLE VI
COVENANTS OF PURCHASER

Purchaser covenants and agrees with Seller that, at all times from and after the date hereof until the Closing and, in the case of Sections 6.02, 6.04, 6.05 and 6.06, thereafter, Purchaser will comply with all covenants and provisions of this Article VI, except to the extent Seller may otherwise consent in writing.

6.01 Regulatory and Other Approvals. Purchaser will as promptly as practicable (a) take all commercially reasonable steps necessary or desirable to obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other Person required of Purchaser to consummate the transactions contemplated hereby, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as such Governmental or Regulatory

Authorities or other Persons may reasonably request in connection therewith, and (c) provide reasonable cooperation to Seller, Bekins and the Subsidiaries in connection with the performance of their obligations under Section 5.01. Purchaser will provide prompt notification to Seller when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise Seller of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement.

6.02 Indemnification of Directors and Officers. Until the third (3rd) anniversary of the Closing Date, Purchaser will not, nor will it permit any of its subsidiaries to, take any action to amend any provision of the certificate of incorporation or bylaws (or other comparable charter or organizational documents) of Bekins and the Subsidiaries that provides for indemnification of directors, officers or employees (including an amendment effected through a merger, consolidation, sale of all or substantially all the assets, liquidation or dissolution of any such corporation), if the effect of such amendment would be to materially adversely affect the rights provided thereby to any Person who shall have served as a director or officer of Bekins or any Subsidiary prior to the Closing Date in respect of actions taken in such capacity on or prior to the Closing Date.

6.03 Fulfillment of Conditions. Purchaser will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of Seller contained in this Agreement and will not take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition.

6.04 Use of GeoLogistics Name. From and after the Closing, neither Purchaser nor any of its Affiliates will operate any of their respective businesses using the names "GeoLogistics", "Geo", "Matrix", "LEP", "ACI", "G" or any confusingly similar names (the "Geo Names"), without the prior written consent of Seller; provided that Purchaser and its Affiliates may use the Geo Names on (i) signs, web sites, marketing materials and other similar materials or documents existing as of the Closing Date for a transition period during which time Purchaser and its Affiliates will diligently endeavor to cease all uses of the Geo Names, such transition period not to exceed ninety (90) days following the Closing, and (ii) trucks for a transition period not to exceed eighteen (18) months following the Closing during which time Purchaser and its Affiliates will diligently endeavor to repaint such trucks. The parties hereto acknowledge and agree that any remedy at Law for any breach of the provisions of this Section 6.04 would be inadequate, and Purchaser hereby consents to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained.

6.05 Copies of Commitment Letters; Contribution of Purchaser Capital. Purchaser shall provide or shall cause Bekins to promptly provide to Seller, for a period of one hundred and twenty (120) days following the Closing Date, copies of all commitment letters regarding any refinancing of Indebtedness of Bekins or any Subsidiary (other than Indebtedness to agents of Bekins and its Subsidiaries), including but not limited to any commitment letter with respect to any refinancing of the Amended and Restated Loan and Security Agreement, dated

November 7, 2001, by and between Congress Financial Corporation (Western) ("Congress") and BVL and BWS (the "Congress Facility") no later than five (5) business days following execution of such commitment letter. Furthermore, through December 31, 2002, Purchaser shall use commercially reasonable efforts to obtain satisfactory substitute or additional financing as may be necessary or appropriate for the conduct of the Bekins business and operations. Purchaser will advise Seller of the successful consummation of any such financing arrangements. Immediately following the Closing, Purchaser shall cause all of the Purchaser Capital (less no more than $500,000 for transaction related expenses) to be contributed to the capital of Bekins and, immediately following that contribution, to be contributed by Bekins to BWS and BLLC as equity capital, which equity capital will thereafter be available to satisfy, in the ordinary course, obligations and liabilities of BWS and BLLC.

6.06 General Release of Seller by Subscribers. Purchaser shall cause each Person who subscribes to any sale of equity or debt securities of Purchaser, Bekins or any Subsidiary on or prior to December 31, 2003 to execute documents which include a general release of Seller and its Affiliates substantially in the form attached hereto as Exhibit A.

ARTICLE VII
JOINT COVENANTS OF SELLER AND PURCHASER

Seller and Purchaser covenant and agree that, at all times from and after the date hereof until the Closing and thereafter, Seller and Purchaser will comply with the covenants and provisions of this Article VII, except to the extent that Seller or Purchaser, as applicable, may otherwise consent in writing.

7.01 Payment of Certain Obligations. From and after the Closing, the Contracts and other payment obligations relating solely or partially to the operations and business of Bekins, and any rent or lease payments, insurance premiums or obligations of Bekins which are guaranteed by Seller or any of its subsidiaries (other than Bekins and the Subsidiaries) (the "Shared Obligations"), shall be allocated between the Seller and such subsidiaries (the "Seller Subs"), on the one hand (the "Seller Allocable Portion"), and Purchaser, Bekins and the Subsidiaries, on the other hand (the "Bekins Allocable Portion"), as set forth on Schedule 7.01. Purchaser, Bekins and the Subsidiaries shall be jointly and severally liable for the payment of the Bekins Allocable Portion of the Shared Obligations and shall be jointly and severally liable to Seller and the Seller Subs for the reimbursement of the Bekins Allocable Portion of the Shared Obligations that are paid by Seller or the Seller Subs. Seller and the Seller Subs shall be jointly and severally liable for the payment of the Seller Allocable Portion of the Shared Obligations and shall be jointly and severally liable to Purchaser, Bekins and the Subsidiaries for the reimbursement of the Seller Allocable Portion of the Shared Obligations that are paid by Purchaser, Bekins or the Subsidiaries. In addition, none of the parties hereto shall amend or modify any payment terms with respect to any Shared Obligation with the vendor or other party to which any such Shared Obligation is owed without the prior written consent of the other interested parties if such amendment or modification may increase (a) the Seller Allocable Portion of such Shared Obligation in the case of any such amendments or modifications initiated by Purchaser, Bekins or the Subsidiaries, or (b) the Bekins Allocable Portion of such Shared Obligation in the case of any such amendments or modifications initiated by Seller or the Seller Subs. Each of the parties hereto acknowledges and agrees that, with respect to the matters set forth on Schedule 7.01 attached hereto, such schedule accurately sets forth the respective obligations of the parties hereto with respect to such matters. Furthermore, each of the parties agrees to pay its allocated portion of the Shared Obligations no more than forty-five (45) days after such obligation is invoiced or otherwise becomes due and payable.

7.02 Settlement and Transfer of Obligations. At the Closing, Seller, Bekins and Purchaser shall settle and transfer certain of the obligations existing among them as specifically described on Schedule 7.02.

7.03 Overpayment Liability. With respect to the governmental overpayment liability detailed in the U.S. Department of Justice letter to BVL dated December 18, 2001 (the "Existing Overpayment Liability"), Purchaser, Bekins and the Subsidiaries shall be liable for payment of all amounts payable in settlement of the Existing Overpayment Liability, provided that in the event that Bekins and/or one or more of the Subsidiaries enters into final settlement agreement regarding the Existing Overpayment Liability that requires Purchaser, Bekins and/or one or more of the Subsidiaries to pay an amount in excess of $2.0 million in settlement of the Existing Overpayment Liability (such excess amount, the "Excess Settlement Liability"), Seller shall pay 50% of the Excess Settlement Liability up to a maximum payment of $250,000 by Seller, which payment shall be made by Seller (i) on a date that is no earlier than December 31, 2002, and (ii) following or concurrently with the payment by Purchaser, Bekins and the Subsidiaries of all amounts payable with respect to the Existing Overpayment Liability other than the amounts owed by Seller pursuant to the provisions of this Section 7.03. In the event that Purchaser, Bekins and the Subsidiaries pay the Excess Settlement Liability in full before December 31, 2002, Seller shall reimburse Purchaser, Bekins and the Subsidiaries for Seller's unpaid portion of the Excess Settlement Liability on December 31, 2002. Seller further agrees that it will pay all costs and expenses of Philadelphia, Pennsylvania and Indianapolis, Indiana legal counsel to Bekins and the Subsidiaries incurred in connection with the negotiation and documentation, but not collection, of the settlement of the Existing Overpayment Liabilities. The parties acknowledge that the provisions of this Section 7.03 shall not be subject to the provisions of Section 11.03 below, but shall be subject to the procedures set forth in Section 11.04.

ARTICLE VIII
CONDITIONS TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser hereunder to purchase the Shares are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

8.01 Representations and Warranties. The representations and warranties made by Seller in this Agreement shall be true and correct, on and as of the Closing Date.

8.02 Performance. Seller shall have performed and complied with, in all material respects, and shall have caused Bekins and the Subsidiaries to perform and comply with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Seller, Bekins and the Subsidiaries at or before the Closing.

8.03 Officers' Certificates. Seller shall have delivered to Purchaser (a) a certificate, dated the Closing Date and executed in the name and on behalf of Seller by an executive officer of Seller, certifying that the conditions set forth in Sections 8.01 and 8.02 have been satisfied, and (b) a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of Seller, certifying the truth and authenticity of (i) the certificate or articles of incorporation and bylaws (or other comparable charter or organizational documents) of Seller, Bekins and the Subsidiaries attached thereto; (ii) the incumbency of the officers of Seller who signed this Agreement; and (iii) the corporate actions of the Board of Directors of Seller authorizing the transactions contemplated by this Agreement.

8.04 Orders and Laws. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement; provided that the parties shall have used commercially reasonable efforts to cause any such Order or Law to be lifted or vacated.

8.05 Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority or any third party necessary for Purchaser and Seller to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby shall have been duly obtained, made or given and shall be in full force and effect.

8.06 Conduct of Business. Except for the execution and delivery of this Agreement and the transactions contemplated hereby, or as set forth on Schedule 7.02, from November 7, 2001 through the Closing Date: (i) the business, operations and affairs of Bekins and the Subsidiaries shall have been conducted only in the ordinary course of business and Bekins and the Subsidiaries shall not have experienced any changes or events that individually or in the aggregate have had or could be reasonably expected to have a Material Adverse Effect, (ii) no voluntary or involuntary petition or other action for bankruptcy, receivership or other protection from creditors shall have been filed by or against Seller, Bekins, the Subsidiaries or any of their Affiliates, and (iii) except as may have occurred in the ordinary course of business, there shall have been no transfers of liabilities or obligations to Bekins or the Subsidiaries from Seller or any of its Affiliates nor the payment of any dividends or other transfer of assets from Bekins or the Subsidiaries to Seller or its Affiliates. As of the Closing Date, all Licenses, including but not limited to interstate authorities, necessary for the performance and operation of the business of Bekins and the Subsidiaries shall be in good standing and there shall be no Order restraining or limiting the performance and operation of the business of Bekins and the Subsidiaries.

8.07 Insurance. All insurance policies in effect as of the Closing Date and including coverage of the Assets and Properties, employees and business and operations of Bekins and the Subsidiaries, or that effect or relate to the ownership, use or operation thereof, shall be in full force and effect at Closing, and, other than as set forth in Schedule 8.07, shall continue to cover Bekins and its Subsidiaries as named insureds in accordance with the applicable policy terms until March 31, 2002, so long as Purchaser or Bekins has paid as and when due all premiums with respect thereto that relate to coverage of Bekins and its Subsidiaries.

8.08 Funding. Seller shall have fully funded, through the most recent regular payment date preceding the Closing Date (which, in no event, shall be earlier than December 1, 2001), all current 401(k) plan obligations, employment tax and social security withholding arrangements and other similar obligations of Bekins and the Subsidiaries.

8.09 Hearing and Litigation. Purchaser shall be satisfied (i) with the results of the hearing related to the Bekins military household goods business, such hearing originally scheduled to take place on December 13, 2001, and (ii) the status on the Closing Date of TMP's lawsuit against Bekins.

8.10 Software. From and after the Closing, Bekins shall have independent access to and use of the EXE and PeopleSoft software systems utilized by Bekins and the Subsidiaries.

8.11 Intercompany Payables and Receivables. Pursuant to Section 5.03 herein, all intercompany Indebtedness and other payables and receivables related to the business of Bekins and the Subsidiaries as of the Closing Date shall have been settled, and any excess shall have been contributed to the capital of Bekins.

8.12 General Release of Purchaser. Seller, Questor Management Company, LLC, TCW Special Credit Fund V – The Principal Fund and OCM Principal Opportunities Fund, L.P. (each being funds managed by Oaktree Capital Management, LLC) and William E. Simon & Sons, LLC shall have executed and delivered to Purchaser general releases substantially in the form attached hereto as Exhibit B.

ARTICLE IX
CONDITIONS TO OBLIGATIONS OF SELLER

The obligations of Seller hereunder to sell the Shares are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Seller in its sole discretion):

9.01 Representations and Warranties. The representations and warranties made by Purchaser in this Agreement shall be true and correct on and as of the Closing Date.

9.02 Performance. Purchaser shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the Closing.

9.03 Officers' Certificates. Purchaser shall have delivered to Sellers (a) a certificate, dated the Closing Date and executed in the name and on behalf of Purchaser by an executive officer of Purchaser, certifying that the conditions set forth in Sections 9.01 and 9.02 have been satisfied, and (b) a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of Purchaser, certifying the truth and authenticity of (i) the certificate of incorporation and bylaws of Purchaser attached thereto; (ii) the incumbency of the officers of Purchaser who signed this Agreement; and (iii) the corporate actions of the Board of Directors of Purchaser authorizing the transactions contemplated by this Agreement.

9.04 Orders and Laws. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement; provided that the parties shall have used commercially reasonable efforts to cause any such Order or Law to be lifted or vacated.

9.05 Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority or any third party necessary for Seller and Purchaser to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby shall have been duly obtained, made or given and shall be in full force and effect.

9.06 General Release of Seller. Purchaser, Bekins, BVL, BWS and BLLC shall have executed and delivered to Seller general releases of Seller and certain of its Affiliates substantially in the form attached hereto as Exhibit B.

9.07 Intercompany Payables and Receivables. Pursuant to Section 5.03 herein, all intercompany Indebtedness and other payables and receivables related to the business of Bekins and the Subsidiaries as of the Closing Date shall have been settled, and any excess shall have been contributed to the capital of Bekins or the appropriate Subsidiary, to the satisfaction of Purchaser.

9.08 Release of Lien. On or prior to the Closing, Congress shall have executed and delivered all documents necessary to effect a release of the security interests in the stock of Bekins and the Subsidiaries granted pursuant to the terms of the Amended and Restated Loan and Security Agreement, dated November 7, 2001, by and among Congress, Matrix International Logistics, Inc., GeoLogistics Americas Inc., Air Freight Consolidators International, Inc. and LEP Fairs, Inc. (the "Matrix Facility") and all consents to the transactions contemplated hereby required to be obtained pursuant to the Matrix Facility and the Congress Facility.

ARTICLE X
TAX MATTERS AND POST-CLOSING TAXES

10.01 Tax Sharing Agreement. Any tax sharing agreements, tax settlement agreements, arrangements, policies or guidelines, formal or informal, express or implied that may exist between Bekins and Seller or any Affiliate of Seller (other than Bekins) (a "Tax Sharing Agreement") shall terminate as of the Closing Date and, except as specifically provided herein, any obligation to make payments under any Tax Sharing Agreement shall be cancelled as of the Closing Date.

10.02 Pre-Closing Taxes.

(a) Seller shall cause Bekins and the Subsidiaries, and Bekins and the Subsidiaries shall consent, to join for all taxable periods ending on or before the Closing Date in Seller's consolidated federal income tax returns and in any required state or local consolidated or combined income or franchise tax returns that include Bekins and the Subsidiaries ("Pre-Closing Consolidated Tax Returns").

(b) Seller shall timely prepare and file all Pre-Closing Consolidated Tax Returns that include Bekins and the Subsidiaries and timely pay, or cause to be paid, when due, all Taxes relating to such returns.

10.03 Transfer Taxes. The parties represent to one another that no sales, use, transfer, real property transfer, recording, gains, stock transfer and other similar taxes and fees ("Transfer Taxes") arising out of or in connection with the transactions effected pursuant to this Agreement are anticipated, but, in the event of any Transfer Taxes, such Transfer Taxes shall be allocated equally between Purchaser and Seller.

10.04 Section 338(h)(10) Election. With respect to Purchaser's acquisition of the Shares hereunder, Seller and Purchaser hereby covenant and agree that they will join in making an election under Section 338(h)(10) of the Code, and the Treasury Regulations promulgated thereunder (the "Section 338(h)(10) Election"), with respect to Bekins and the Subsidiaries, as appropriate, within one (1) Business Day after Seller and Purchaser have agreed upon the allocation referred to in this Section 10.04. The Purchase Price, liabilities of Bekins, and other relevant items shall be allocated among the assets of Bekins deemed to be acquired by Purchaser as a result of Purchaser's acquisition of the Shares pursuant hereto in accordance with the rules of Section 338(h)(10) of the Code and the Treasury Regulations promulgated thereunder. Such allocation will be based on an appraisal obtained by Purchaser, at Purchaser's expense, to determine the allocation for the deemed assets sale treatment resulting from the Section 338(h)(10) Election. Such allocation shall be set forth on a schedule which shall be prepared by Purchaser and provided to Seller within sixty (60) days following the Closing Date for Seller's review and approval, which approval shall not be unreasonably withheld. The Section 338(h)(10) Election shall be made on Form 8023 (or any successor form), and shall be prepared by Purchaser and delivered by Purchaser to Seller as promptly as practicable, but in any event, no later than one hundred and twenty (120) days after the Closing Date. A copy of such Form 8023 (or any successor form), reviewed and signed by Seller, shall be provided to Purchaser by Seller no later than one hundred and eighty (180) days after the Closing Date. Purchaser shall be responsible for the preparation and timely filing of Form 8023 (or any successor form) in connection with the Section 338(h)(10) Election and Seller shall cooperate with Purchaser to enable Purchaser to prepare and file such form and to complete the Section 338(h)(10) Election. Such cooperation by Seller expressly includes the preparation and timely filing by Seller of any exhibits or schedules to any Tax Returns of Seller or its subsidiaries, or any other appropriate forms or instruments, necessary to be made by Seller to enable Purchaser to complete the Section 338(h)(10) Election.

10.05 Tax Cooperation. In furtherance of Section 2.04 hereof, after the Closing Date, Purchaser and Seller will cooperate with each other in the preparation of all Tax Returns and will provide (or cause to be provided) any documents, records and other information, other party or any taxing authority requests, and shall preserve all such documents, records and other information until the expiration of any applicable statute of limitations or extension thereof. Purchaser and Seller will cooperate with each other in connection with any Tax investigation, audit or other proceeding.

ARTICLE XI
INDEMNIFICATION

11.01 Survival of Representations and Warranties. All of the representations and warranties and covenants contained in this Agreement or in any certificate delivered pursuant to this Agreement will survive the Closing (a) until the second (2nd) anniversary of the Closing Date with respect to the representations and warranties contained in Articles III and IV, (b) indefinitely with respect to the covenants contained in Sections 2.04, 13.03, 13.05 and this Article XI, (c) until the expiration of all applicable statutes of limitation with respect to the matters covered by Article X and (d) with respect to each other covenant or agreement contained in this Agreement, until 60 days following the last date on which such covenant or agreement is to be performed or, if no such date is specified, indefinitely; provided that any representation, covenant or agreement that would otherwise terminate in accordance with this Section will continue to survive if a claim for indemnification has been made pursuant to the terms of this Article XI on or prior to the termination date, until the related claim has been satisfied or otherwise resolved.

11.02 Agreement to Indemnify. Subject to the limitations in Section 11.03, each of Purchaser, Bekins and the Subsidiaries, jointly and severally, on the one hand and Seller, on the other hand (each an "Indemnitor") hereby agrees to indemnify, hold harmless and defend the other party and such party's Affiliates and stockholders, directors, officers, employees, agents, successors, transferees and assigns (collectively, "Indemnitees") from and against any and all Losses that such Indemnitee may at any time suffer or incur, or become subject to, as a result of or in connection with: (a) any breach or inaccuracy of any of the representations and warranties made by such Indemnitor in this Agreement, (b) any failure of Indemnitor to carry out, perform, satisfy and discharge any of its covenants, agreements, undertakings, liabilities or obligations under this Agreement, including the failure to pay its allocable portion of the Shared Obligations, or (c) in the case of Seller only as Indemnitor, any Loss arising out of or relating solely to the business and operations of Seller or its Subsidiaries conducted under the name "Matrix."

11.03 Limitations on Indemnity. No Indemnitor shall be required to indemnify any Indemnitee under clause (a) of Section 11.02 unless the aggregate amount of all Losses for which indemnification is sought by all Indemnitees with respect thereto shall exceed $50,000 in the aggregate, after which time such Indemnitor will be obligated to indemnify the Indemnitees for all such Losses in excess of $50,000 and, in the case of Losses solely resulting from or in connection with a breach of the representations and warranties set forth in Sections 3.05 and 4.03, less than $500,000. The amount of any Loss subject to indemnification hereunder shall be calculated net of any insurance proceeds (net of direct collection expenses) received or receivable by an Indemnitee on account of such Loss.

11.04 Third-Party Claims.

(a) In the event any claim or demand in respect of which an Indemnitee might seek indemnity under Section 11.02 is asserted against or sought to be collected from such Indemnitee by a Person other than Seller or Purchase or any Affiliate of Seller or of Purchaser (a "Third Party Claim"), the Indemnitee shall promptly provide written notice of such claim to the Indemnitor. The Indemnitor will notify the Indemnitee as soon as practicable within the Dispute

Period whether the Indemnitor disputes its liability to the Indemnitee under Section 11.02 and whether the Indemnitor desires, at its sole cost and expense, to defend the Indemnitee against such Third Party Claim.

(i) If the Indemnitor notifies the Indemnitee within the Dispute Period that the Indemnitor desires to defend the Indemnitee with respect to the Third Party Claim pursuant to this Section 11.04(a), then the Indemnitor will have the right to defend, at the sole cost and expense of the Indemnitor, such Third Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by the Indemnitor to a final conclusion or will be settled at the discretion of the Indemnitor (with the consent of the Indemnitee, which consent will not be unreasonably withheld. The Indemnitor will have full control of such defense and proceedings, including any settlement thereof; provided, however, that the Indemnitee may, at the sole cost and expense of the Indemnitee, at any time prior to the Indemnitor's delivery of the notice referred to in the first sentence of this clause (i), file any motion, answer or other pleadings or take any other action that the Indemnitee reasonably believes to be necessary or appropriate to protect its interests and not prejudicial to the Indemnitor (it being understood and agreed that, except as provided in clause (ii) below, if an Indemnitee takes any such action that is prejudicial and causes a final adjudication that is adverse to the Indemnitor, the Indemnitor will be relieved of its obligations hereunder with respect to the portion of such Third Party Claim prejudiced by the Indemnitee's action); and provided further, that if requested by the Indemnitor, the Indemnitee will, at the sole cost and expense of the Indemnitor, cooperate with the Indemnitor and its counsel in contesting any Third Party Claim that the Indemnitor elects to contest, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnitee or any of its Affiliates). The Indemnitee may retain separate counsel to represent it in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnitor pursuant to this clause (i), and the Indemnitee will bear its own costs and expenses with respect to such separate counsel except as provided in the preceding sentence and except that the Indemnitor will pay the costs and expenses of such separate counsel if (x) in the Indemnitee's good faith judgment, it is advisable, based on advice of counsel, for the Indemnitee to be represented by separate counsel because a conflict or potential conflict exists between the Indemnitor and the Indemnitee or (y) the named parties to such Third Party Claim include both the Indemnitor and the Indemnitee and the Indemnitee determines in good faith, based on advice of counsel, that defenses are available to it that are unavailable to the Indemnitor. Notwithstanding the foregoing, the Indemnitee may retain or take over the control of the defense or settlement of any Third Party Claim the defense of which the Indemnitor has elected to control if the Indemnitee irrevocably waives its right to indemnity under Section 11.02 with respect to such Third Party Claim.

(ii) If the Indemnitor fails to notify the Indemnitee within the Dispute Period that the Indemnitor desires to defend the Third Party Claim pursuant to Section 11.04(a), then the Indemnitee will have the right to defend, at the sole cost and expense of the Indemnitor, the Third Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by the Indemnitee to a final conclusion or will be settled at the discretion of the Indemnitee (with the consent of the Indemnitor, which consent will not be unreasonably withheld). The Indemnitee will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; provided, however, that if requested by the Indemnitee, the Indemnitor will, at the sole cost and expense of the Indemnitor, cooperate with the Indemnitee and its counsel in contesting any Third Party Claim which the Indemnitee is contesting, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnitor or any of its Affiliates). Notwithstanding the foregoing provisions of this clause (ii), if the Indemnitor has notified the Indemnitee within the Dispute Period that the Indemnitor disputes its liability hereunder to the Indemnitee with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnitor in the manner provided in clause (iii) below, the Indemnitor will not be required to bear the costs and expenses of the Indemnitee's defense pursuant to this clause (ii) or of the Indemnitor's participation therein at the Indemnitee's request, and the Indemnitee will reimburse the Indemnitor in full for all reasonable costs and expenses incurred by the Indemnitor in connection with such litigation. The Indemnitor may retain separate counsel to represent it in, but not control, any defense or settlement controlled by the Indemnitee pursuant to this clause (ii), and the Indemnitor will bear its own costs and expenses with respect to such participation.

(iii) If the Indemnitor notifies the Indemnitee that it does not dispute its liability to the Indemnitee with respect to the Third Party Claim under Section 11.02 or fails to notify the Indemnitee within the Dispute Period whether the Indemnitor disputes its liability to the Indemnitee with respect to such Third Party Claim, the Loss arising from such Third Party Claim will be conclusively deemed a liability of the Indemnitor under Section 11.02 and the Indemnitor shall pay the amount of such Loss to the Indemnitee on demand following the final determination thereof. If the Indemnitor has timely disputed its liability with respect to such claim, the Indemnitor and the Indemnitee will proceed in good faith to negotiate a resolution of such dispute.

(b) Without limiting any rights of any party under law, in connection with any such claim, action or proceeding, for so long as the interests of the parties do not, in the reasonable opinion of legal counsel to any such party, conflict, the parties shall cooperate with each other and provide each other with access to relevant Books and Records in their possession.

(c) In the event that Purchaser, Bekins and the Subsidiaries fail to pay any Shared Obligation attributable to such parties as required by Section 7.01, Seller shall have the right, in addition to all other rights and remedies available to it, without notice to the Purchaser, Bekins or the Subsidiaries, to setoff against and to retain and apply to the unpaid balance of the Shared Obligations, amounts owed by Seller to Purchaser, Bekins or the Subsidiaries pursuant to the terms of this Agreement.

(d) In the event that Seller and its subsidiaries fail to pay any Shared Obligation attributable to such parties as required by Section 7.01, Purchaser, Bekins and the Subsidiaries shall have the right, in addition to all other rights and remedies available to them, without notice to the Seller or its subsidiaries, to setoff against and to retain and apply to the unpaid balance of the Shared Obligations, amounts owed by Purchaser, Bekins or the Subsidiaries to Seller or its subsidiaries pursuant to the terms of this Agreement.

(e) After the Closing, to the extent permitted by law, the indemnities set forth in this Article XI shall be the exclusive remedies of Purchaser and Seller and their respective officers, directors, employees, agents and Affiliates for any misrepresentation, breach of warranty or nonfulfillment or failure to be performed of any covenant or agreement contained in this Agreement and the parties shall not be entitled to a rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect thereof, all of which the parties hereto hereby waive.

ARTICLE XII
TERMINATION

12.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) at any time before the Closing, by mutual written agreement of Seller and Purchaser;

(b) at any time before the Closing, by Seller or Purchaser, in the event that any Order or Law becomes effective or any Governmental and Regulatory Authority has taken any other action (which Order, Law or other action Seller and Purchaser shall use their reasonable best efforts to lift) permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement, upon notification of the non-terminating party by the terminating party and such Order, Law or other action becoming final and non-appealable;

(c) at any time before the Closing by Seller if Purchaser has breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement (so long as, in the case of representations and warranties, such breach could reasonably be expected to have a Material Adverse Effect) which breach cannot be or is not cured within five (5) days following receipt by Purchaser of written notice of such breach; or

(d) at any time before the Closing by Purchaser if Seller has breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement (so long as, in the case of representations and warranties, such breach could reasonably be expected to have a Material Adverse Effect), which breach cannot be or is not cured within five (5) days following receipt by Seller of written notice of such breach.

12.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 12.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of Seller or Purchaser (or any of their respective officers, directors, employees, agents or other representatives or Affiliates), except that (i) the provisions with respect to expenses in Section 13.03 and confidentiality in Sections 13.04 and 13.05 will continue to apply following any such termination, and (ii) nothing contained herein shall relieve any party hereto from liability for willful breach of its representations, warranties, covenants or agreements contained in this Agreement.

ARTICLE XIII
MISCELLANEOUS

13.01 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, mailed (first class postage prepaid) or transmitted by facsimile and confirmed by mail to the parties at the following addresses and facsimile numbers:

If to Purchaser, to:

The Bekins Acquisition Group, Inc.
c/o The Bekins Company
330 South Mannheim Road
Hillside, Illinois 60162
Facsimile No.: (708) 547-2059
Attn: Chief Executive Officer

with a copy to:

Schiff Hardin & Waite
6600 Sears Tower
Chicago, Illinois 60606
Facsimile No.: (312) 258-5600
Attn: John F. Adams, Esq.

If to Seller, to:

GeoLogistics Corporation
1251 East Dyer Road
Santa Ana, California 92705
Facsimile No.: (714) 513-3110
Attn: Chief Executive Officer

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP
601 South Figueroa Street, 31st Floor
Los Angeles, California 90017
Facsimile No.: (213) 629-5063
Attn: Deborah J. Ruosch, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 13.01, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section 13.01, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section 13.01, be deemed given three (3) days after deposit in the mail (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section 13.01). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving written notice specifying such change to the other party hereto.

13.02 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, including without limitation the Letter of Intent, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

13.03 Expenses. Except as otherwise expressly provided in this Agreement, Seller will bear and pay the fees and expenses of Seller and Purchaser will bear and pay the fees and expenses of Purchaser, incurred in connection with the transaction proposed by this Agreement, whether incurred prior to or after the date hereof, including without limitation accounting, legal, broker, investment banking and appraisal fees.

13.04 Public Announcements. At all times at or before the Closing, Seller and Purchaser will not issue or make any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby without the consent of the other, which consent shall not be unreasonably withheld. If either party is unable to obtain the approval of its public report, statement or release from the other party and such report, statement or release is, in the opinion of legal counsel to such party, required by Law in order to discharge such party's disclosure obligations, then such party may make or issue the legally required report, statement or release and promptly furnish the other party with a copy thereof. Seller and Purchaser will also obtain the other party's prior approval of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement. Furthermore, for the purposes of this Section 13.04, disclosure of the subject matter of this Agreement and the transactions contemplated hereby to any lender, security holder, trustee, rating agency or governmental agency shall not be deemed to be made to the public.

13.05 Confidentiality. Seller and its Affiliates, and their respective officers, directors, employees, advisors, consultants and other representatives, will not, directly or indirectly, disclose, use, authorize, license or permit other Persons to use in any way any trade secrets or other information which is confidential, proprietary or otherwise not publicly available, including any confidential data, know-how or information relating to the business practices, products, customers, prospects, suppliers, research and development, ideas, designs, discoveries, inventions, techniques, equipment, marketing, sales, methods, manuals, strategies or financial affairs (collectively, the "Confidential Information") that pertains principally to Bekins or the Subsidiaries. Such obligations to hold any such information in confidence will be satisfied if Seller and its Affiliates exercise the same degree of care with respect to such information as it would take to preserve the confidentiality of its own similar information. In the event of a breach of the obligations hereunder, in addition to all other available remedies, Purchaser will be entitled to injunctive relief to enforce such obligations in any court of competent jurisdiction. Notwithstanding the foregoing, Confidential Information will not include such information which: (A) at the time of disclosure is publicly available or becomes publicly available through no act or omission of the disclosing party; (B) was in the disclosing party's possession, otherwise than as a result of a confidential or fiduciary relationship, prior to the disclosure or furnishing thereof; (C) is disclosed or furnished by a third Person that did not acquire the information under an obligation of confidentiality; (D) is disclosed under compulsion of applicable Law or (E) relates to an obligation or right of Seller or its subsidiaries (other than Bekins and the Subsidiaries) contained in any document principally pertaining to Bekins or the Subsidiaries, but solely with respect to that obligation or right. Furthermore, the parties reaffirm Seller's rights and duties under the last sentence of Section 2.04(c) above, and acknowledge that the intent of such provision is to apply not only to information, documents and records supplied by Purchaser to Seller from and after the Closing, but to any other information, documents and records in Seller's possession principally pertaining to the Business or Condition of Bekins.

13.06 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

13.07 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

13.08 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article XI.

13.09 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void, except for assignments and transfers by operation of Law. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

13.10 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

13.11 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

13.12 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

13.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

THE BEKINS ACQUISITION GROUP, INC.

By: George Gilbert
Name: George Gilbert
Title: Chairman & President

GEOLOGISTICS CORPORATION

By:____________________
Name:____________________
Title:____________________

THE BEKINS COMPANY

By:____________________
Name:____________________
Title:____________________

BEKINS VAN LINES CO.

By:____________________
Name:____________________
Title:____________________

BEKINS VAN LINES, LLC

By:____________________
Name:____________________
Title:____________________

BEKINS WORLDWIDE SOLUTIONS, INC.

By:____________________
Name:____________________
Title:____________________

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

THE BEKINS ACQUISITION GROUP, INC.

By:____________________
Name:____________________
Title:____________________

GEOLOGISTICS CORPORATION

By: [signature]
Name: R JACKSON
Title: V.P. & GENERAL COUNSEL

THE BEKINS COMPANY

By:____________________
Name:____________________
Title:____________________

BEKINS VAN LINES CO.

By:____________________
Name:____________________
Title:____________________

BEKINS VAN LINES, LLC

By:____________________
Name:____________________
Title:____________________

BEKINS WORLDWIDE SOLUTIONS, INC.

By:____________________
Name:____________________
Title:____________________

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

THE BEKINS ACQUISITION GROUP, INC.

By:______________________________

Name:____________________________

Title:_____________________________

GEOLOGISTICS CORPORATION

By:______________________________

Name:____________________________

Title:_____________________________

THE BEKINS COMPANY

By: [signature]

Name: L. A. Marzullo

Title: President and CEO

BEKINS VAN LINES CO.

By: [signature]

Name: L. A. Marzullo

Title: President and CEO

BEKINS VAN LINES, LLC

By: [signature]

Name: L. A. Marzullo

Title: President and CEO

BEKINS WORLDWIDE SOLUTIONS, INC.

By: [signature]

Name: L. A. Marzullo

Title: President and CEO

EXHIBIT A

Purchaser Subscriber Release

Subscriber hereby releases, covenants not to sue and forever discharges GeoLogistics Corporation (the prior owner of Bekins) and all GeoLogistics' affiliates or agents (of every kind), from any and all claims, demands, liabilities, causes of action and damages of every kind, nature and character relating in any way to GeoLogistics' prior ownership of Bekins.

EXHIBIT B

ACKNOWLEDGMENT AND RELEASE

This ACKNOWLEDGMENT AND RELEASE (this "Acknowledgment and Release") is being executed and delivered by ___________ (the "Releasing Party") in connection with the consummation of the transactions (the "Closing") contemplated by that certain Stock Purchase Agreement dated as of December 31, 2001 (the "Stock Purchase Agreement") by and among The Bekins Acquisition Group, Inc., a Delaware corporation ("Purchaser"), GeoLogistics Corporation, a Delaware corporation ("Seller"), The Bekins Company, a Delaware corporation ("Bekins"), Bekins Van Lines, Co., a Nebraska Corporation ("BVL"), Bekins Van Lines, LLC, a Delaware limited liability company ("BLLC"), and Bekins Worldwide Solutions, Inc., a Delaware corporation (together with Bekins, BVL and BLLC, the "Bekins Group").

Capitalized terms used in this Acknowledgment and Release without definition have the respective meanings given to them in the Stock Purchase Agreement.

Releasing Party acknowledges that [Seller/Purchaser] is relying on this Acknowledgment and Release in consummating such transactions contemplated by the Stock Purchase Agreement.

Releasing Party, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, hereby agrees as follows:

Releasing Party, on behalf of itself and each of its past, present and future Affiliates, stockholders, beneficiaries, heirs, successors and assigns ("Related Persons"), hereby, effective upon the Closing, releases and forever discharges [Seller/Purchaser], and its past, present or future, Affiliates, directors, officers, shareholders, representatives, agents (and each employee, director, officer, member and partner of the foregoing) and successors and assigns (individually, a "Releasee" and collectively, "Releasees"), from any and all claims, demands, proceedings, torts, causes of action, court orders, obligations, contracts, agreements (express or implied), debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity ("Claims"), which Releasing Party or any of its Related Persons now has, have ever had or may hereafter have against the respective Releasees arising out of or relating in any way to [Seller's prior ownership of Bekins (which includes, without limitation, the operation, ownership or management prior to the Closing of the Bekins Group, or any present or former Affiliate thereof, any breach or default occurring prior to the Closing under any agreement between any of the foregoing and any Releasee or Related Party thereof and any payments made, or to be made, and any other action or inaction in each case relating to any of the foregoing and occurring prior to Closing)], except for any Claims arising exclusively under the representations, warranties and covenants made by [Seller/Purchaser or the Bekins Group] in the Stock Purchase Agreement or this Acknowledgment and Release.

Releasing Party hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Claim, or commencing, instituting or causing to be commenced, any Claim of any nature whatsoever against any Releasee, based upon any matter purported to be released hereby.

Without in any way limiting any of the rights and remedies otherwise available to any Releasee, Releasing Party shall indemnify and hold harmless each Releasee from and against any and all losses, liabilities, claims, damages (including incidental and consequential damages) and expenses (including costs of investigation and defense and reasonable attorney's fees) whether or not involving third party Claims, arising directly or indirectly from or in connection with (i) the assertion by or on behalf of Releasing Party or any of its Related Persons of any Claim or other matter purported to be released pursuant to this Acknowledgment and Release and (ii) the assertion by any third party of any Claim or demand against any Releasee which Claim or demand arises directly or indirectly from, or in connection with, any assertion by or on behalf of Releasing Party or any of its Related Persons against such third party of any Claims or other matters purported to be released pursuant to this Acknowledgment and Release.

Releasing Party understands and agrees that the releases herein include unknown Claims or causes of action, whether suspected or unsuspected and whether concealed or hidden. Releasing Party further acknowledges that it may hereafter discover facts different from, or in addition to, those which he now knows or believes to be true and agrees that this Acknowledgment and Release made is, and will remain, effective, notwithstanding later discovery of such different or additional facts. It is the intention of Releasing Party that the releases set forth herein will deprive it of each such unknown Claim or cause of action.

In entering into this Acknowledgement and Release, Releasing Party expressly waives any and all rights that it has or may have under California Civil Code Section 1542 or under any other similar state or federal statute or under any common law or principle of similar effect. California Civil Code Section 1542 provides as follows:

> **A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.**

The consequences of the foregoing waiver have been explained by counsel to Releasing Party. Releasing Party acknowledges that it may hereafter discover facts different from, or in addition to, those which it now knows or believes to be true with respect to any of the Claims released hereby, including without limitation the disputes subject to this Acknowledgment and Release, and agrees that this Acknowledgment and Release and the releases contained herein shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof.

Releasing Party hereby, effective upon the Closing, expressly waives any rights it may have under any statute, law, or principle of similar effect with regard to the Claims released hereby. Releasing Party assumes the risk of the subsequent discovery or understanding of any matter, fact or law which, if known or understood, would in any respect have affected the releases and waivers made herein. Releasing Party acknowledges that the foregoing waiver was bargained for separately.

If any provision of this Acknowledgment and Release is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Acknowledgment and Release will remain in full force and effect. Any provision of this Acknowledgment and Release held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

This Acknowledgment and Release may not be changed except in a writing signed by the Person(s) against whose interest such change shall operate.

All words used in this Acknowledgment and Release will be construed to be of such gender or number as the circumstances require.

Each Releasee is entitled to rely hereon and enforce the provisions hereof as if he or it was a signatory to this Acknowledgment and Release.

The validity, interpretation and enforcement of this Acknowledgement and Release and any dispute arising with respect to this Acknowledgement and Release shall be governed by the internal laws of the State of California applicable to contracts made and performed in such State.

This Acknowledgment and Release represents the entire understanding and agreement concerning the subject matter hereof and supersedes all other prior agreements, understandings, negotiations and discussions concerning the subject matter hereof, whether oral or written, other than the Stock Purchase Agreement.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Acknowledgment and Release as of this 31st day of December, 2001.

____

[Name of Releasing Party]

Acknowledged as of this 31st day of December, 2001.

[Seller/Purchaser]

By: ______________________________
Name: ______________________________
Its: ______________________________

DISCLOSURE SCHEDULES

WITH RESPECT TO

STOCK PURCHASE AGREEMENT

dated as of December 31, 2001

by and among

THE BEKINS ACQUISITION GROUP, INC.,

GEOLOGISTICS CORPORATION,

THE BEKINS COMPANY,

BEKINS VAN LINES CO.,

BEKINS VAN LINES, LLC,

and

BEKINS WORLDWIDE SOLUTIONS, INC.

with respect to all
outstanding capital stock of

THE BEKINS COMPANY

SCHEDULE 3.05
No Conflicts or Violations (Seller)

None

SCHEDULE 4.03
No Conflicts or Violations (Purchaser)

None

SCHEDULE 7.01
Shared Obligations

GeoLogistics ("GLC") is aware of the following Bekins obligations in which GLC is named as the primary obligor and which GLC will pay (except as specifically set forth below):

Obligation	Monthly Payment	Comments
Various insurance policies (including AFCO P&C insurance financing)	$311,333.00	Payment related to insurance through March 2002 GLC will pay on Bekins' behalf the full amount for January and $160,000.00 of the full amount for February; Bekins will pay to GLC the remainder for February and the full amount for March.
Comdisco lease payments	$17,580.64	Equipment lease that expires September 2002.
EXE software licensing fees	$100,000.00	Software licensing fee due on January 1, 2002.

In addition, GLC is the guarantor on several contracts for which Bekins is the primary obligor. Bekins agrees to make payments on these obligations and any liability for loss or damage to any of the leased property in a timely manner so that GLC does not become liable for such obligations. Notwithstanding the foregoing, GLC acknowledges and agrees that Bekins may seek to amend or modify its obligations so long as there is no increase or other detrimental change to GLC's associated guarantee obligations.

These obligations include:

Obligation	Monthly Payment	Comments
Transamerica lease payments	$37,581.07	Ongoing equipment lease payments through December 2004. In addition, Bekins currently owes $139,049.91 covering payments due for October, November and December
Keycorp Leasing	$23,598.23	Ongoing equipment lease payments through June 2003.

Duke Reality		$37,100.00	Ongoing lease payments for premises
	rising to	$41,720.00	at Gantz Road, Grove OH, through February 2006.
Various health and benefits coverages		Approx. $15,000.00 per month	Covers premiums under different health and vision policies with Aetna and Blue Cross, among others
Prudential Accidental Death, Disability and Life Insurance		$96,000.00	Represents a past due obligation that GLC is contingently liable for

Purchaser and Seller/GLC acknowledge that these are the only joint obligations they are aware of at the Closing, but also acknowledge that other joint obligations may be discovered in the future. Purchaser and Seller/GLC will use good faith efforts to reach mutually acceptable arrangements for any such additional joint obligations.

SCHEDULE 7.02
Closing Settlement and Transfers

Retention of Health Care Liability by Seller.

Purchaser and Seller agree that Seller will not have any claim on or right to the $600,000 deposit securing a Bekins lease at LaSalle Bank, and that any and all of Seller's interests in such deposit will be transferred to Bekins as soon as possible after the Closing.

Purchaser and Seller agree that Seller will retain the $300,000 Letter of Credit that supports the "tail" liability associated with the Workers Compensation insurance underwritten by AIG for the years 1991 through 1993. Purchaser and Seller also agree that Seller will retain the $300,000 of cash that currently supports that Letter of Credit, and that Seller will retain all liabilities and obligations associated with such Workers Compensation insurance policy underwritten by AIG for the years 1991 through 1993 up to $300,000; Purchaser will absorb the liability for any amount over $300,000. Seller will maintain the $300,000 Letter of Credit for so long as contemplated by the terms of the Workers Compensation insurance as in effect on the Closing Date.

At the Closing, Bekins will reimburse GeoLogistics ("GLC") for the following obligations:

Obligation	Monthly Payment	Comments
P&C insurance payment	$161,333.00	Balance of December insurance payment due to GeoLogistics
Comdisco equipment lease	$122,108.29	Payment related to settlement of past due equipment lease payments made to Comdisco
Telecom tariff	$77,000.00	Payment related to settlement of past due amounts related to telecom tariff reduction

GLC will, in turn, credit Bekins at the Closing for the aggregate amount of $200,000.00.

SCHEDULE 8.07
Insurance Policy Exceptions

None

<u>EXHIBIT 6.2</u>

LARRY MARZULLO
AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

LARRY MARZULLO
AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (this "Agreement"), is made and entered into to be effective as of the 1st day of January, 2002 (the "Effective Date"), by and between The Bekins Acquisition Group, Inc., a Delaware corporation (the "Employer"), and Larry Marzullo (the "Executive").

RECITALS

A. The Employer has acquired ownership of all of the capital stock of The Bekins Company from GeoLogistics, Inc.

B. The Employer desires to employ the Executive as an officer of the Employer and the Executive is willing to accept such employment upon the terms and conditions hereinafter set forth.

C. The parties wish to reaffirm their respective obligations to each other under those terms and conditions following and in light of the Employer's successful acquisition of The Bekins Company.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter contained, it is covenanted and agreed by and between the parties hereto as follows:

AGREEMENTS

1. Principal Agreements.

(a) Position and Duties. The Employer hereby employs the Executive as the President and Chief Executive Officer of the Employer or any successor thereto. During the period of the Executive's employment hereunder, the Executive shall devote his best efforts and substantially full business time, energy, skills and attention to the business and affairs of the Employer. The Executive's duties and authority shall consist of and include all duties and authority customarily performed and held by persons holding equivalent positions with business organizations similar in nature and size to the Employer, as such duties and authority are reasonably defined, modified and delegated from time to time by the Board of Directors of the Employer (the "Board"). The Executive shall have the powers necessary to perform the duties assigned to him and shall be provided such supporting services, staff, secretarial and other assistance, office space and accoutrements as shall be reasonably necessary and appropriate in the light of such assigned duties. The Board shall undertake its best efforts to have the Executive elected thereto and appointed Vice Chairman thereof.

(b) Equity Commitment. The Executive agrees to purchase not less than two (2) Units (constituting four hundred (400) shares) of the common stock of the Employer, at a price of Fifty Thousand Dollars ($50,000.00) per Unit, not later than June 30, 2002.

2. **Compensation.** As compensation for the services to be provided by the Executive hereunder, the Executive shall receive the following compensation, expense reimbursement and other benefits:

(a) **Base Compensation.** The Executive shall receive an aggregate annual minimum base salary at the rate of Three-Hundred Thousand Dollars ($300,000.00) payable in installments in accordance with the regular payroll schedule of the Employer. Such base salary shall be subject to review annually commencing in 2003 and shall be maintained or increased during the term hereof in accordance with the Employer's established management compensation policies and practices.

(b) **Performance Bonus.** The Executive shall be entitled to receive an annual cash bonus, payable within ninety (90) days after the end of the fiscal year of the Employer, which shall be targeted at fifty percent (50%) of the Executive's then current base salary and based upon performance criteria mutually agreed upon by the Executive and the Board or, if an agreement cannot be reached, determined pursuant to Section 9(d) of the Agreement.

(c) **Automobile Allowance.** The Executive shall receive an automobile allowance which shall provide a payment to the Executive, after required withholding, equal to Fifteen-Hundred Dollars ($1,500.00) per month. Such allowance shall be subject to review annually commencing in 2003 and shall be maintained or increased during the term hereof in accordance with the Employer's established management policies and practices, or Board decision. In addition to the automobile allowance described above, the Employer shall also include the Executive under its general corporate automobile insurance program and pay all expenses thereof.

(d) **Club Membership.** The Executive shall be reimbursed, up to a maximum of Five Thousand Dollars ($5,000.00) per year, for membership dues at a health club of his choice.

(e) **Life Insurance.** The Employer shall continue to maintain the current life insurance policy for the Executive in the amount of Eight Hundred and Fifty Thousand Dollars ($850,000.00), and shall provide additional insurance in an amount equal to one times the Executive's aggregate annual minimum base salary in effect from time to time, with proceeds payable to the beneficiary(ies) designated by the Executive.

(f) **Office Equipment.** The Executive shall be provided with, at the Employer's expense, a lap top computer of his choice to be replace every three (3) years if requested, a facsimile machine for his home and reimbursement for a separate telephone line for such machine, an office quality laser printer for his home, a cellular telephone and service, and a handheld portable organizer of his choice.

(g) **Employer Equity Benefit.**

(i) The Executive will be immediately granted an option to purchase up to six (6) Units of the common stock of the Employer at an exercise price of Twenty Thousand Dollars ($20,000.00) per Unit, at any time or times from and after January 1, 2003, through December 31, 2011. The option shall become exercisable in full at any time before December 31, 2002, upon the occurrence of a sale of all or substantially all of the assets of the Employer, the sale of more than 50% of the stock of the Employer, the merger of the Employer into or with another corporation such that more than 50% of the shares of the survivor are owned by parties other than then current shareholders of the Employer, or any similar transaction that would impair substantially the Executive's ability to otherwise participate as an equity owner of the Employer under its current structure. The exercise price of any such option shall be payable (A) in cash, or (B) by the delivery of common stock of the Employer, which shall be valued at its then fair market value, (C) by the delivery of, and agreement to surrender a portion of, an option then exercisable for shares of common stock of the Employer, which shall be valued at the fair market value of the shares of common stock of the Employer covered by the portion of the option to be surrendered minus the exercise price for such shares of common stock, or (D) any combination of the foregoing. The Employer shall pay to the Executive the amount of all federal and state income taxes with respect to any such exercise, and any taxes on such payment. This option shall not be transferable by the Executive except in accordance with the provisions of the Employer's Bylaws in effect from time to time applicable to shares of its common stock for which the option is exercisable.

(ii) The Executive will be immediately granted a right to participate at no cost in the income from the equivalent of ten (10) Units of Employer common stock, the understanding being that the Executive is intended to participate in the profit from the operations of the Employer.

(iii) The Executive shall be granted such additional equity participation rights as are mutually agreed to by the Executive and the Board, or as are determined pursuant to Section 9(d) of this Agreement if no such agreement can be reached.

(iv) The Executive is hereby granted the right to, at any time, elect to sell any portion or all of his Employer common stock to interested parties at the then stated value of such stock with Board approval. The Executive's rights in this regard shall be commensurate with and equal to the most favorable rights granted to any Employer investors.

(h) **Vacations.** The Executive shall be entitled to an annual vacation in accordance with the vacation policy of the Employer, which vacation shall be taken at a time or times mutually agreeable to the Employer and the Executive, provided, however, that the Executive shall be entitled to at least twenty-five (25) days of paid vacation annually. The Executive shall be allowed to carry over up to fifty (50) days of paid vacation to subsequent years.

(i) **Other Benefits.** The Executive shall be entitled to all benefits specifically established for him and, when and to the extent he is eligible therefor, to participate in all plans and benefits generally accorded to senior executives of the Employer, including, but not limited to, pension, profit-sharing, supplemental retirement, incentive compensation, bonus, disability income, split-dollar life insurance, group life, medical and hospitalization insurance, and similar or comparable plans, and also to perquisites extended to senior executives, provided, however, that such plans, benefits and perquisites shall be no less than those made available to all other employees of the Employer.

(j) Reimbursement of Expenses. The Executive shall be reimbursed, upon submission of appropriate vouchers and supporting documentation, for all travel, entertainment and other out-of-pocket expenses reasonably and necessarily incurred by the Executive in the performance of his duties hereunder, and he shall be entitled to attend seminars, conferences and meetings relating to the business of the Employer consistent with the Employer's established policies in that regard.

(k) Withholding. The Employer shall be entitled to withhold from amounts payable to the Executive hereunder, any federal, state or local withholding or other taxes or charges which it is from time to time required to withhold. The Employer shall be entitled to rely upon the opinion of its legal counsel with regard to any question concerning the amount or requirement of any such withholding.

3. Confidentiality and Loyalty. The Executive acknowledges that heretofore or hereafter during the course of his employment he has produced and may hereafter produce and have access to material, records, data, trade secrets and information not generally available to the public (collectively, "Confidential Information") regarding the Employer and its subsidiaries and affiliates. Accordingly, during and subsequent to termination of this Agreement, the Executive shall hold in confidence and not directly or indirectly disclose, use, copy or make lists of any such Confidential Information, except to the extent that such information is or thereafter becomes lawfully available from public sources, or such disclosure is authorized in writing by the Employer, required by a law or any competent administrative agency or judicial authority, or otherwise as reasonably necessary or appropriate in connection with performance by the Executive of his duties hereunder. All records, files, documents and other materials or copies thereof relating to the Employer's business which the Executive shall prepare or use, shall be and remain the sole property of the Employer, shall not be removed from the Employer's premises without its written consent, and shall be promptly returned to the Employer upon termination of the Executive's employment hereunder. The Executive agrees to abide by the Employer's reasonable policies, as in effect from time to time, respecting avoidance of interests conflicting with those of the Employer.

4. Term and Termination.

(a) Basic Term. This Agreement and the Executive's employment hereunder shall be for a term of three (3) years commencing as of the Effective Date, and shall automatically extend for one (1) additional year commencing on each anniversary of the Effective Date, unless terminated by either party effective as of the last day of the then current three (3) year period by written notice to that effect delivered to the other not less than one hundred and eighty (180) days prior to an anniversary of such Effective Date.

(b) Premature Termination.

(i) In the event of the termination of this Agreement and/or the Executive's employment hereunder by the Employer for any reason prior to the last day of the then current term, and for any reason other than a termination in accordance with the provisions of paragraph (d) of this Section 4, then notwithstanding any mitigation of damages by the Executive, the Employer shall pay the Executive an amount equal to one and one-half (1½) times:

A. the annual minimum base salary then payable to the Executive;

B. the highest annual bonus and/or incentive payments the Executive received during the most recent three (3) years; and

C. the contributions made or credited by the Employer under all employee retirement plans for the benefit of the Executive for the most recent year.

The Employer shall also continue to provide coverage for the Executive under the health and life insurance programs maintained by the Employer for eighteen (18) months. Provided, however, that the continued payment of these amounts by the Employer shall not offset or diminish any compensation or benefits accrued as of the date of termination. Payment to the Executive under this Section will be made in a lump sum. Such payments shall not be reduced in the event the Executive obtains other employment following the termination of employment by the Employer

(ii) In the event of such termination the Executive may require that the Employer purchase his Employer common stock and equity interests for the greater of Two Hundred Thousand Dollars ($200,000.00) and ten percent (10%) of the trailing twelve (12) months' earnings before interest, taxes, depreciation and amortization expenses ("EBITDA") as determined in accordance with generally accepted accounting principles or the price currently set by the Board. Such amount may be paid in three (3) annual installments with interest on the outstanding balance at the prime rate plus ten percent as stated in the Wall Street Journal-Midwest Edition on each January 1, beginning the January 1 following such termination date.

(c) <u>Constructive Termination</u>. If at any time during the term of this Agreement, except in connection with a termination pursuant to paragraph (d) of this Section 4, the Executive is Constructively Discharged (as hereinafter defined) then the Executive shall have the right, by written notice to the Employer within thirty (30) days of such Constructive Discharge, to terminate his services hereunder, effective as of thirty (30) days after such notice, and the Executive shall have no rights or obligations under this Agreement. The Executive shall in such event be entitled to a lump sum payment of compensation and benefits, continuation of the health and life insurance, and the stock repurchase as if such termination of his employment was pursuant to paragraph (b) of this Section 4.

For purposes of this Agreement, the Executive shall be "Constructively Discharged" upon the occurrence of any one of the following events:

(i) The Executive is not re-elected or is removed from the positions with the Employer set forth in Section 1 hereof, other than as a result of the Executive's election or appointment to positions of equal or superior scope and responsibility; or

(ii) The Executive shall fail to be vested by the Employer with the powers, authority and support services of any of said offices; or

(iii) The Employer shall notify the Executive that the employment term of the Executive will not be extended or further extended, as set forth in paragraph (a) of this Section 4; or

(iv) The Employer changes the primary employment location of the Executive to a place that is more than thirty (30) miles from the primary employment location as of the Effective Date of this Agreement; or

(v) The Employer otherwise commits a material breach of its obligations under this Agreement.

(d) **Termination for Cause.** This Agreement may be terminated for cause as hereinafter defined. "Cause" shall mean: (i) the Executive's death or his permanent disability, which shall mean the Executive's inability, as a result of physical or mental incapacity, substantially to perform his duties hereunder for a period of six (6) consecutive months; (ii) a material violation by the Executive of any applicable material law or regulation respecting the business of the Employer; or (iii) the Executive being found guilty of a felony or an act of dishonesty in connection with the performance of his duties as an officer of the Employer, or which disqualifies the Executive from serving as an officer or director of the Employer. The Executive shall be entitled to at least thirty (30) days' prior written notice of the Employer's intention to terminate his employment for any cause (except the Executive's death) specifying the grounds for such termination and providing a reasonable period to cure such actions.

(e) **Termination upon Death.** In the event payments are due and owing under this Agreement at the death of the Executive, payment shall be made to such beneficiary as Executive may designate in writing, or failing such designation, to the executor of his estate, in full settlement and satisfaction of all claims and demands on behalf of the Executive and per the payment schedule specified in 4 (b) (ii). Such payments shall be in addition to any other death benefits of the Employer for the benefit of the Executive and in full settlement and satisfaction of all payments provided for in this Agreement.

(f) **Termination upon Disability.** The Employer may terminate the Executive's employment after the Executive is determined to be disabled under the current Employer program or by a physician engaged by the Employer. In the event of a dispute regarding the Executive's disability, each party shall choose a physician who together will choose a third physician to make a final determination. The Executive shall be entitled to the compensation and benefits provided for under this Agreement for any period during the term of this Agreement and prior to the establishment of the Executive's Disability during which the Executive is unable to work due to a physical or mental infirmity. Notwithstanding anything contained in this Agreement to the contrary, until the date specified in a notice of termination relating to the Executive's Disability, the Executive shall be entitled to return to his positions with the Employer as set forth in this Agreement in which event no Disability of the Executive will be deemed to have occurred.

5. Excess Parachute Payment. If it is determined, in the opinion of the certified public accountants then regularly retained by the Employer in consultation with legal counsel acceptable to the Executive, that any amount payable to the Executive by the Employer under this Agreement, or any other plan or agreement under which the Executive participates or is a party, would constitute an "Excess Parachute Payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), the Employer shall pay to the Executive the amount of such Excise Tax and all federal and state income or other taxes with respect to the payment of the amount of such Excise Tax, including all such taxes with respect to any such additional amount. If at a later date, the Internal Revenue Service assesses a deficiency against the Executive for the Excise Tax which is greater than that which was determined at the time such amounts were paid, the Employer shall pay to the Executive the amount of such Excise Tax plus any interest, penalties and professional fees or expenses, incurred by the Executive as a result of such assessment, including all such taxes with respect to any such additional amount. The highest marginal tax rate applicable to individuals at the time of payment of such amounts will be used for purposes of determining the federal and state income and other taxes with respect thereto. The Employer shall withhold from any amounts paid under this Agreement the amount of any Excise Tax or other federal, state or local taxes then required to be withheld. Computations of the amount of any supplemental compensation paid under this subparagraph shall be made by the independent public accountants then regularly retained by the Employer in consultation with legal counsel acceptable to Executive. The Employer shall pay all accountant and legal counsel fees and expenses.

6. Intercorporate Transfers. If the Executive shall be voluntarily transferred to an affiliate of the Employer, such transfer shall not be deemed to terminate or modify this Agreement and the employing corporation to which the Executive shall have been transferred shall, for all purposes of this Agreement, be construed as standing in the same place and stead as the Employer as of the date of such transfer. For purposes hereof, an affiliate of the Employer shall mean any corporation directly or indirectly controlling, controlled by, or under common control with the Employer.

7. Interest in Assets. Neither the Executive nor his estate shall acquire hereunder any rights in funds or assets of the Employer, otherwise than by and through the actual payment of amounts payable hereunder; nor shall the Executive or his estate have any power to transfer, assign, anticipate, hypothecate or otherwise encumber in advance any of said payments; nor shall any of such payments be subject to seizure for the payment of any debt, judgment, alimony, separate maintenance or be transferable by operation of law in the event of bankruptcy, insolvency or otherwise of the Executive.

8. Indemnification.

(a) The Employer shall provide the Executive (including his heirs, personal representatives, executors and administrators) for the term of this Agreement with coverage under a standard directors' and officers' liability insurance policy at its expense.

(b) In addition to the insurance coverage provided for in paragraph (a) of this Section 8, the Employer shall hold harmless and indemnify the Executive (and his heirs, executors and administrators) to the fullest extent permitted under applicable law against all expenses and liabilities reasonably incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved by reason of his having been an officer of the Employer (whether or not he continues to be an officer at the time of incurring such expenses or liabilities), such expenses and liabilities to include, but not be limited to, judgments, court costs and attorneys' fees and the cost of reasonable settlements.

(c) In the event the Executive becomes a party, or is threatened to be made a party, to any action, suit or proceeding for which the Employer has agreed to provide insurance coverage or indemnification under this Section 8, the Employer shall, to the full extent permitted under applicable law, advance all expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement (collectively "Expenses") incurred by the Executive in connection with the investigation, defense, settlement, or appeal of any threatened, pending or completed action, suit or proceeding, subject to receipt by the Employer of a written undertaking from the Executive: (i) to reimburse the Employer for all Expenses actually paid by the Employer to or on behalf of the Executive in the event it shall be ultimately determined that the Executive is not entitled to indemnification by the Employer for such Expenses; and (ii) to assign to the Employer all rights of the Executive to indemnification, under any policy of directors' and officers' liability insurance or otherwise, to the extent of the amount of Expenses actually paid by the Employer to or on behalf of the Executive.

(d) Notwithstanding the Employer's undertaking herein to pay the amount of all federal and state taxes incurred by Executive with respect to specified benefits provided hereunder, as well as taxes incurred by reason of any such tax payments, in no event shall Employer's liability for all such amounts exceed Seven Hundred Fifty Thousand Dollars ($750,000.00) in the aggregate.

9. General Provisions.

(a) Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Executive, the Employer and his and its respective personal representatives, successors and assigns, and any successor or assign of the Employer shall be deemed the "Employer" hereunder. The Employer shall require any successor to all or substantially all of the business and/or assets of the Employer, whether directly or indirectly, by purchase, merger, consolidation, acquisition of stock, or otherwise, by an agreement in form and substance satisfactory to the Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent as the Employer would be required to perform if no such succession had taken place.

(b) Entire Agreement; Modifications. This Agreement constitutes the entire agreement between the parties respecting the subject matter hereof, and supersedes all prior negotiations, undertakings, agreements and arrangements with respect thereto, whether written or oral. Except as otherwise explicitly provided herein, this Agreement may not be amended or modified except by written agreement signed by the Executive and the Employer.

(c) Enforcement and Governing Law. The provisions of this Agreement shall be regarded as divisible and separate; if any of said provisions should be declared invalid or unenforceable by a court of competent jurisdiction, the validity and enforceability of the remaining provisions shall not be affected thereby. This Agreement shall be construed and the legal relations of the parties hereto shall be determined in accordance with the laws of the State of Illinois without reference to the law regarding conflicts of law.

(d) Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a panel of three arbitrators sitting in Chicago, Illinois in accordance with the Rules of Practice and Procedure of the Judicial Arbitration and Mediation Services, Inc. then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction; provided, however, that the Executive shall be entitled to seek specific performance of his right to be paid through the date of termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

(e) Legal Fees. All reasonable legal fees paid or incurred by the Executive pursuant to any dispute or question of interpretation relating to this Agreement shall be paid or reimbursed by the Employer if the Executive is successful on the merits pursuant to a legal judgment, arbitration or settlement.

(f) Waiver. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party, shall be deemed a waiver of any similar or dissimilar provisions or conditions at the same time or any prior or subsequent time.

(g) Notices. Notices pursuant to this Agreement shall be in writing and shall be deemed given when received; and, if mailed, shall be mailed by United States registered or certified mail, return receipt requested, postage prepaid; and if to the Employer, addressed to the principal headquarters of the Employer, attention: Chairman; or, if to the Executive, to the address set forth below the Executive's signature on this Agreement, or to such other address as the party to be notified shall have given to the other.

IN WITNESS WHEREOF, the parties have executed this Agreement this 4th day of April, 2002, to be effective as of the date first above written.

Larry Marzullo
442 N. Canal St.
Chicago, IL 60610
(Address)

THE BEKINS ACQUISITION GROUP, INC.

By: George Gilbert
George Gilbert
Chairman of the Board of Directors

THE BEKINS ACQUISITION GROUP, INC.

By: ______________________
Robert Starck
Secretary and Compensation Committee
Chairman

588530.7

IN WITNESS WHEREOF, the parties have executed this Agreement this 4th day of April, 2002, to be effective as of the date first above written.

Larry Marzullo

(Address)

THE BEKINS ACQUISITION GROUP, INC.

By: ______________________________
George Gilbert
Chairman of the Board of Directors

THE BEKINS ACQUISITION GROUP, INC.

By: ______________________________
Robert Starck
Secretary and Compensation Committee Chairman

588530.7

EXHIBIT 6.3

LOAN AND SECURITY AGREEMENT

LOAN AND SECURITY AGREEMENT

Dated as of March 5, 2002 (this "Agreement")

THE BEKINS COMPANY, a Delaware corporation ("Bekins"), BEKINS VAN LINES CO., a Nebraska corporation ("BVL"), BEKINS VAN LINES, LLC, a Delaware limited liability company ("BLLC"), and BEKINS WORLDWIDE SOLUTIONS, INC., a Delaware corporation ("BWS") (Bekins, BVL, BLLC and BWS, being collectively called the "Borrowers" and, individually, a "Borrower"), and TEXTRON FINANCIAL CORPORATION, a Delaware corporation ("Lender"), agree as follows:

BACKGROUND

Borrowers' business is a mutual and collective enterprise and Borrowers believe that the consolidation of the financial accommodations under this Agreement will enhance the aggregate borrowing powers of Borrowers and ease the administration of their loan relationship with Lender, all to the mutual advantage of Borrowers. Lender's willingness to extend credit to the Borrowers and to administer each Borrower's collateral security therefor on a combined basis as more fully set forth in this Agreement is done solely as an accommodation to Borrowers and at Borrowers' request and in furtherance of Borrowers' mutual and collective enterprise.

ARTICLE I – DEFINITIONS

1.1 Definitions. For the purposes of this Agreement:

"Account" or "Accounts" means each account as such term is defined in the Uniform Commercial Code.

"Account Debtor" means a Person who is obligated on a Receivable, but shall not include any Agent.

"Affiliate" means, with respect to a Person, (a) any partner, officer, shareholder or member (if holding more than 10% of the outstanding interest in such Person), director or managing agent of such Person, and (b) any other Person (other than a Subsidiary) that, (i) directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such given Person, (ii) directly or indirectly beneficially owns or holds 10% or more of any class of voting stock or partnership or other voting interest of such Person or any Subsidiary of such Person, or (iii) 10% or more of the voting stock or partnership or other voting interest of which is directly or indirectly beneficially owned or held by such Person or a Subsidiary of such Person. Notwithstanding the foregoing, an Agent that owns or holds less than 10% of any class of voting stock or partnership or other voting interest of any Borrower or any Affiliate of any Borrower shall not be deemed an "Affiliate" by virtue of the collective interests of any Agents in any Borrower or any Affiliate of any Borrower. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or partnership or other voting interest, by contract or otherwise.

"Agent", when capitalized, means a van line agent of any Borrower. For purposes of this Agreement, the term "agent" shall be used in its legal sense to mean a Person who is authorized to act for another Person.

"Agent Note Reserve" means the reserve established by Lender in an amount not greater than the aggregate amount of interest accrued monthly by each Borrower on account of those certain promissory notes executed by a Borrower in favor of certain of the Agents pursuant to a Subscription Agreement between such Borrower and such Agent. The amount of the Agent Note Reserve shall be re-set annually on the date such interest payments are made to the Agents, the first such date being January 15, 2003, and annually thereafter, to the extent such payments are made and in accordance with the amounts thereby paid.

"Agreement" means and includes this Loan and Security Agreement, including all Annexes, Schedules, Exhibits and other attachments hereto, and all amendments, modifications and supplements hereto and thereto.

"Agreement Date" means the date as of which this Agreement is dated.

"Applicable Law" means all applicable provisions of constitutions, statutes, rules, regulations and orders of all governmental bodies and of all orders and decrees of all courts and arbitrators, including, without limitation, Environmental Laws.

"Asset Disposition" means the disposition of any asset of any Borrower or any of its Subsidiaries, other than sales of Inventory in the ordinary course of business.

"Availability" means at any time (a) the amount of the Borrowing Base at such time minus (b) the aggregate principal amount of Revolving Loan Advances.

"Availability Reserve" means $500,000.00.

"Billed Receivables" means Receivables that have been invoiced by a Borrower to Account Debtors.

"Blocked Account" means a special account established by Borrower at a bank selected by Borrower, but acceptable to Lender in its discretion, in which Lender shall have been granted a first priority lien and security interest pursuant to the Deposit Account Control Agreement.

"Board" means the duly elected and serving members of the Board of Directors of each Borrower.

"Borrower" and "Borrowers" means the Borrowers and Borrower as defined on page 1 of this Agreement.

"Borrowing" means a borrowing of Revolving Loan Advances.

"Borrowing Base" means, with respect to Borrowers, an amount in dollars equal to the sum, without duplication, of the following:

(i) up to eighty-five percent (85%) of the difference between the aggregate amount of all billed Eligible Receivables and the Dilution Reserve;

(ii) up to sixty-five percent (65%) of the aggregate amount of all unbilled Eligible Receivables existing (A) during the months of October through May to a maximum availability of $4,000,000.00, and (B) during the months of June through September to a maximum availability of $5,000,000.00;

(iii) *minus* the Letter of Credit Accommodations to the extent applicable;

(iv) *minus* the Availability Reserve to the extent applicable;

(v) *minus* the Agent Note Reserve to the extent applicable; and

(vi) *minus* such other reserves as Lender, in the exercise of its good faith credit judgment, determines from time to time are necessary.

"Borrowing Base Certificate" means a certificate in the form approved by Lender.

"Business Day" means any day other than a Saturday, Sunday or other day on which banks in Providence, Rhode Island are authorized or required to close.

"Capital Expenditures" means, with respect to any Person, all expenditures made and liabilities incurred which are not, in accordance with GAAP, treated as expense items for such Person in the year made or incurred or as a prepaid expense applicable to a future year or years.

"Capitalized Lease Obligation" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

"Change of Control" means the occurrence of any of the following events: (i) the sale or transfer of all or substantially all of the assets of any Borrower as an entirety to any person or related group of persons other than an Affiliate or Affiliates of such Borrower; (ii) Bekins fails at any time to have the right, directly or through one or more of its Affiliates, to elect a majority of the members of the Board of BVL or BWS or the Managers of BLLC; (iii) any Borrower is liquidated, dissolved, or adopts a plan of liquidation pursuant to the Bankruptcy Code or any other bankruptcy law.

"Closing Date" shall mean the latter of the Agreement Date or the date upon which the Agreement has been fully executed and all conditions to the making of an initial Revolving Loan Advance under this Agreement have been satisfied or waived in writing by Lender.

"Commitment Fee" means the fee referred to in Section 3.1.

"Collateral" means all of each Borrower's assets, including all of the following property and interests in property of Borrower, wherever located and whether now or hereafter existing or now owned or hereafter acquired or arising:

(i) all Receivables,

(ii) all Inventory,

(iii) all Equipment, other than motor vehicles, tractors, trailers and rolling stock,

(iv) all Contract Rights,

(v) all General Intangibles,

(vi) all Investment Property,

(vii) each Deposit Account and all certificates of deposit maintained with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a certificate of deposit that is an instrument under the UCC,

(viii) all goods and other property, whether or not delivered, (a) the sale or lease of which gives or purports to give rise to any Receivable, including, but not limited to, all merchandise returned or rejected by or repossessed from customers, or (b) securing any Receivable, including, without limitation, all rights as an unpaid vendor or lienor (including, without limitation, stoppage in transit, replevin and reclamation) with respect to such goods and other property,

(ix) all mortgages, deeds to secure debt and deeds of trust on real or personal property, guaranties, leases, security agreements, and other agreements and property which secure or relate to any Receivable or other Collateral, or are acquired for the purpose of securing and enforcing any item thereof,

(x) all documents of title, policies and certificates of insurance, securities, chattel paper and other documents and instruments,

(xi) all other goods and personal property, whether tangible or intangible, wherever located, including money, letters of credit, and each Letter-of-credit right,

(xii) all files, correspondence, computer programs, tapes, discs and related data processing software which contain information identifying or pertaining to any of the Receivables, or any Account Debtor, or showing the amounts thereof or payments thereon or otherwise necessary or helpful in the realization thereon or the collection thereof, and

(xiii) any and all products and proceeds of the foregoing (including, but not limited to, any claim to any item referred to in this definition, and any claim against any third party for loss of, damage to or destruction of any or all of, the Collateral or for proceeds payable under, or unearned premiums with respect to, policies of insurance) in whatever form, including, but not limited to, cash, negotiable instruments and other instruments for the payment of money, chattel paper, security agreements and other documents.

"Consolidated " has the meaning ascribed to it by GAAP.

"Contaminant" means any waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or petroleum-derived substance or waste, or any constituent of any such substance or waste.

"Contract Rights" means any rights under contracts not yet earned by performance and not evidenced by an instrument or chattel paper.

"Copyright Assignment" means the Patent, Copyright and Trademark Security Agreement, dated on or about the Agreement Date, made by each Borrower to Lender.

"Copyrights" means and includes, in each case whether now existing or hereafter arising, all of each Borrower's right, title and interest in and to (i) all copyrights, rights and interests in copyrights, works protectable by copyright, copyright registrations and copyright applications; (ii) all renewals of any of the foregoing; (iii) all income, royalties, damages and payments now or hereafter due and/or payable under any of the foregoing, including, without limitation, damages or payments for past or future infringements of any of the foregoing; (iv) the right to sue for past, present and future infringements of any of the foregoing; and (v) all rights corresponding to any of the foregoing throughout the world.

"Covenant Compliance Certificate" means the Covenant Compliance Certificate referred to in Section 7.1.

"Default" shall mean an event or condition the occurrence of which would, with the lapse of time or the giving of notice, or both, become an Event of Default.

"Deposit Account" has the meaning given to it in the UCC.

"Deposit Account Control Agreement" means the Deposit Account Control Agreement, dated the Closing Date, among Borrower, Lender and the bank named therein, pursuant to which Lender shall have been granted a first priority lien and security interest in the deposit account more particularly described therein.

"Dilution Reserve" means the reserve established by Lender in an amount not greater than the amount by which credits, returns, discounts and allowances related to the Billed Receivables exceed five percent (5%) of the Billed Receivables, which shall be effective upon receipt by Lender of the most recently completed report of the field examination of the books, records and other assets of Borrowers conducted pursuant to Section 3.2 or under any other provision of this Agreement.

"Dollar" and "$" means freely transferable United States dollars.

"Early Termination Fee" means the fee referred to in Section 3.5.

"EBITDA" means, for any trailing twelve (12) month period, Net Income before provision for Interest Expense, income taxes, depreciation expense and amortization but adding back, to the extent included in the calculation of EBITDA, management fees paid to Geologistics Corporation or its affiliates, totaling $720,000.00; $906,000.00 of the amount paid to the U.S. Government as part of the settlement of its overcharge claim; a purchase price accrual of $750,000.00 relating to the Purchase Transaction; and the amount of any write down (or deducting the amount of any write up) in the value of goodwill as a result of the Purchase Transaction, which amount Borrowers represent is $5,645,000.00 as of the Closing Date.

"Eligible Receivable" means a Receivable that consists of the unpaid portion of the obligation stated on the invoice issued to an Account Debtor with respect to Inventory sold and shipped to or services performed for such Account Debtor in the ordinary course of business, net of any commissions payable by a Borrower to third parties other than Agents, which meets all of the following requirements unless otherwise agreed to in writing by Lender:

(i) such Receivable is owned by a Borrower and represents a complete bona fide transaction which requires no further act under any circumstances on the part of such Borrower to make such Receivable payable by the Account Debtor;

(ii) such Receivable does not require payment more than ninety (90) days from its invoice date for Billed Receivables, and not more than thirty (30) days has elapsed from delivery of the goods or completion of the services relating to the Unbilled Receivables; provided, however, that to remain an Eligible Receivable, Unbilled Receivables must be converted to Billed Receivables within thirty (30) days from the delivery of the goods or completion of the services;

(iii) such Receivable is paid in full within ninety (90) days from its invoice date;

(iv) such Receivable does not relate to any Account Debtor, or affiliated group of Account Debtors, for which fifty percent (50%) or more of the dollar amount of such Account Debtors' Receivables remains unpaid for more than ninety (90) days from their respective invoice dates;

(v) such Receivable is not owed by an Account Debtor, or affiliated group of Account Debtors, which is obligated to a Borrower respecting Receivables, the aggregate unpaid balance of which exceeds, at all times fifteen percent (15%) of the aggregate unpaid balance of all otherwise Eligible Receivables owed to such Borrower at such time by all of such Borrower's Account Debtors, but only to the extent of such excess;

(vi) such Receivable is not owed by an Account Debtor to which a Borrower is indebted in any way, or which is subject to any right of setoff or recoupment by the Account Debtor, except for warranty and service claims in the ordinary course of business;

(vii) such Receivable does not relate to any Account Debtor who has, or claims to have, any defense, right of set-off or counterclaim against a Borrower thereon;

(viii) such Receivable does not relate to any Account Debtor located outside of the United States of America or Canada, unless such Receivable is supported by a letter of credit issued by a bank qualified to do business in any state of the United States, or other security acceptable to Lender;

(ix) the Account Debtor for such Receivable is not an Interested Party or a Borrower Affiliate;

(x) if the Account Debtor for such Receivable is the government of the United States of America but not pursuant to a long-term contract, Receivables from the United States of America in excess of the lesser of $2,000,000.00 or 10% (20% with respect to Accounts existing during June through September) of gross Accounts shall not be Eligible Receivables;

(xi) if the Account Debtor for such Receivable is the government of the United States of America pursuant to a long-term contract, all such Receivables shall be Eligible Receivables, provided that the Borrower to which such Receivable is owed assigns its right to payment of such Receivable to Lender in compliance with the provisions of the Assignment of Claims Act of 1940 or any other Applicable Laws;

(xii) such Receivable does not arise from the sale of goods by a Borrower to any Account Debtor purchasing such goods primarily for personal, family or household purposes, or on a sale or return or other conditional basis;

(xiii) the financial condition of the Account Debtor for such Receivable is satisfactory to Lender;

(xiv) the Account Debtor for such Receivable is not the subject of bankruptcy, insolvency, receivership or other similar proceedings;

(xv) Lender believes, in good faith, that such Receivable is not, or will not be, impaired as the result of any Lien, claim or other risk; and

(xvi) the Receivable is not subject to any Lien other than the Security Interest in favor of Lender.

For purposes of this definition, any Receivable that at any time is or becomes an Eligible Receivable, but which subsequently fails to meet any of the requirements of this definition, shall cease to be an Eligible Receivable (but shall continue to be part of the Collateral) for so long as the same fails to meets such requirements.

"Environmental Laws" means all federal, state, local and foreign laws now or hereafter in effect relating to pollution or protection of the environment, including laws relating to emissions, discharges, Releases or threatened Releases of pollutants, Contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including, without limitation, ambient air, surface water, ground water, or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, removal, transport, or handling of pollutants, Contaminants, chemicals, or industrial, toxic or hazardous substances or wastes, and any and all regulations, notices or demand letters issued, entered, promulgated or approved thereunder; such laws and regulations include but are not limited to the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., as amended; the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; the Clean Air Act, 46 U.S.C. § 7401 et seq., as amended; and state and federal lien and environmental cleanup programs.

"Equipment" means and includes, all machinery, apparatus, equipment, motor vehicles, tractors, trailers, rolling stock, fittings, fixtures and other tangible personal property (other than Inventory) of every kind and description used in any Borrower's business operations or owned by any Borrower or in which any Borrower has an interest, and all parts, accessories and special tools and all increases and accessions thereto and substitutions and replacements therefor.

"ERISA" means the Employee Retirement Income Security Act of 1974, as in effect from time to time.

"Event of Default" means any of the events specified in Section 10.1 provided that any requirement for notice or lapse of time or any other condition has been satisfied.

"Financing Statements" means any and all Uniform Commercial Code financing statements, in form and substance satisfactory to Lender, naming Lender as secured party, and any Borrower as debtor, whether executed and delivered by such Borrower or Lender or otherwise authorized by such Borrower (under this Agreement, under the UCC, or otherwise).

"Fixed Charge Coverage Ratio" means, for any period, the ratio of (i) Borrowers' Consolidated EBITDA minus Consolidated unfunded Capital Expenditures minus taxes actually paid by Borrowers in cash minus distributions and dividends paid by Borrowers in cash, to (ii) Borrowers' Consolidated Interest Expense plus scheduled amortization payments made by Borrowers, in each case for such period.

"GAAP" means generally accepted accounting principles consistently applied and maintained throughout the period indicated and, when used with reference to any Borrower or any Subsidiary of any Borrower, consistent with the prior financial practice of the Borrowers; provided, however, that, in the event that changes shall be mandated by the Financial Accounting Standards Board or any similar accounting authority of comparable standing, or shall be recommended by the Borrowers' independent public accountants, such changes shall be included in GAAP as applicable to Borrowers only from and after such date as Borrowers and Lender shall have amended this Agreement to the extent necessary to reflect any such changes in the financial covenants set forth in Article VIII.

"General Intangibles" means all of each Borrower's now owned or hereafter acquired general intangibles, choses in action and causes of action and all other intangible personal property of each Borrower of every kind and nature (other than Accounts), including, without limitation, all Proprietary Rights, corporate or other business records, inventions, designs, blueprints, plans, specifications, goodwill, computer software, customer lists, registrations, licenses, franchises, tax refund claims, reversions or any rights thereto and any other amounts payable to any Borrower from any Plan or other employee benefit plan, rights and claims against carriers and shippers, rights to indemnification, business interruption insurance and proceeds thereof, property, casualty or any similar type of insurance and any proceeds thereof, proceeds of insurance covering the lives of key employees on which any Borrower is beneficiary and any letter of credit, guarantee, claims, security interest or other security held by or granted to any Borrower to secure payment by an Account Debtor of any of the Accounts.

"Governmental Approvals" means all authorizations, consents, approvals, licenses and exemptions of, registrations and filings with, and reports to, all governmental bodies, whether federal, state, local or foreign national or provincial and all agencies thereof.

"Indebtedness" of any Person means, without duplication, all Liabilities of such Person, and to the extent not otherwise included in Liabilities, the following: (a) all obligations for Money Borrowed or for the deferred purchase price of property or services, (b) all obligations (including, during the noncancellable term of any lease in the nature of a title retention agreement, all future payment obligations under such lease discounted to their present value in accordance with GAAP) secured by any Lien to which any property or asset owned or held by such Person is subject, whether or not the obligation secured thereby shall have been assumed by such Person, (c) all obligations of other Persons which such Person has guaranteed, including, but not limited to, all obligations of such Person consisting of recourse liability with respect to accounts receivable sold or otherwise disposed of by such Person, and (d) in the case of the Borrowers (without duplication) all obligations under the Revolving Credit Facility.

"Information Certificate" means the Information Certificate attached hereto as Exhibit B.

"Initial Term" means the two (2) year period commencing on the Agreement Date.

"Interest Expense" means interest on Indebtedness during the period for which computation is being made, excluding (a) the amortization of fees and costs incurred with respect to the closing of loans which have been capitalized as transaction costs, and (b) interest paid in kind and other non-cash interest.

"Interest Rate" means a variable rate, adjusted monthly, equal to the Prime Rate plus one hundred (100) basis points, or the LIBOR option referenced in Section 2.4(f).

"Interested Party" means any employee, agent, owner, partner, member, or shareholder of any Borrower.

"Internal Revenue Code" means the Internal Revenue Code of 1986, as in effect from time to time.

"Inventory" means all inventory as such term is defined in the Uniform Commercial Code and shall include, without limitation, (a) all goods intended for sale or lease by any Borrower, or for display or demonstration, and other products intended for sale by any Borrower to its customers, (b) all work in process, (c) all raw materials or other materials and supplies of every nature and description used or which might be used in connection with the manufacture, packing, shipping, advertising, selling, leasing or furnishing of such goods or otherwise used or consumed in any Borrower's business, and (d) all documents evidencing and general intangibles relating to any of the foregoing.

"Investment" means, with respect to any Person; (a) the acquisition or ownership by such Person of any share of capital stock, evidence of Indebtedness (which shall not include funds on deposit in demand deposit accounts) or other security issued by any other Person, (b) any loan, advance or extension of credit to, or contribution to the capital of, any other Person, excluding advances to employees in the ordinary course of business for business expenses, (c) the obligations of any other Person that are guaranteed by such Person, (d) any other investment in any other Person, and (e) any commitment or option to make any of the investments listed in clauses (a) through (d) above.

"Investment Property" has the meaning given to it in the UCC.

"Lender" shall mean Textron Financial Corporation, a Delaware corporation.

"Letter of Credit Accommodations" means any letter of credit or other credit enhancement issued for the account of Borrowers pursuant to Section 2.3.

"Letter of Credit Fees" means the fees payable to Lender with respect to the Letter of Credit Accommodations pursuant to Section 2.3.

"Letter-of-credit right" has the meaning given to it in the UCC.

"Liabilities" of any Person means all items (except for items of capital stock, additional paid-in capital or retained earnings, or of general contingency or deferred tax reserves) which in accordance with GAAP would be included in determining total liabilities as shown on the liability side of a balance sheet of such Person as at the date as of which Liabilities are to be determined.

"Lien" as applied to the property of any Borrower or any Person means: (a) any mortgage, deed to secure debt, deed of trust, lien, pledge, charge, lease constituting a Capitalized Lease Obligation, conditional sale or other title retention agreement, or other security interest, security title or encumbrance of any kind in respect of any property of such Person, or upon the income or profits therefrom, (b) any arrangement, express or implied, under which any property of such Person is transferred, sequestered or otherwise identified for the purpose of subjecting the same to the payment of Indebtedness or performance of any other obligation in priority to the payment of the general, unsecured creditors of such Person, and (c) the filing of, or any agreement to give, any financing statement under the Uniform Commercial Code or its equivalent in any jurisdiction, excluding informational financing statements relating to property leased by such Person.

"Loan Documents" means collectively this Agreement, the Security Documents and each other instrument, agreement or document executed by any Borrower or any other Obligor in connection with this Agreement, whether prior to, on or after the Agreement Date.

"Loans" means the Revolving Loan Advances plus the Letter of Credit Accommodations.

"Lockbox" means each U.S. Post Office Box specified in the Lockbox Agreements.

"Lockbox Agreements" means each agreement between Borrower and a bank concerning the establishment of the Lockbox for the collection of Receivables.

"Materially Adverse Effect" means any act, omission, situation, circumstance, event or undertaking which would, singly or in any combination with one or more other acts, omissions, situations, circumstances, events or undertakings have, or reasonably be expected to have, a materially adverse effect upon (a) the business, assets, properties, liabilities, financial condition and results of operations of any Borrower and its Subsidiaries taken as a whole, (b) the value of the Collateral, (c) the Security Interest or the priority of the Security Interest, (d) the respective ability of any Borrower or any other obligor to perform any obligations under this Agreement or any other Loan Document to which it is a party, or (e) the legality, validity, binding effect, enforceability or admissibility into evidence of any Loan Document or the ability of Lender to enforce any rights or remedies under or in connection with any Loan Document.

"Money Borrowed" means, as applied to Indebtedness, (a) Indebtedness for money borrowed, (b) Indebtedness, whether or not in any such case the same was for money borrowed, (i) represented by notes payable, and drafts accepted, that represent extensions of credit, (ii) constituting obligations evidenced by bonds, debentures, notes or similar instruments, or (iii) upon which interest charges are customarily paid or that was issued or assumed as full or partial payment for property (other than trade credit that is incurred in the ordinary course of business), (c) Indebtedness that constitutes a Capitalized Lease Obligation, and (d) Indebtedness that is such by virtue of clause (c) of the definition thereof, but only to the extent that the obligations guaranteed are obligations that would constitute Indebtedness for Money Borrowed.

"Net Income" means, as applied to any Person, the net income (or net loss) of such Person for the period in question after giving effect to deduction of or provision for all operating expenses, all taxes and reserves (including reserves for deferred taxes) and all other proper deductions, all determined in accordance with GAAP, provided that there shall be excluded: (a) the net income (or net loss) of any Person accrued prior to the date it becomes a Subsidiary of, or is merged into or consolidated with, the Person whose Net Income is being determined or a Subsidiary of such Person, (b) the net income (or net loss) of any Person in which the Person whose Net Income is being determined or any Subsidiary of such Person has an ownership interest, except, in the case of net income, to the extent that any such income has actually been received by such Person or such Subsidiary in the form of cash dividends or similar distributions, (c) any restoration of any contingency reserve, except to the extent that provision for such reserve was made out of income during such period, (d) any net gains or losses on the sale or other disposition, not in the ordinary course of business, of Investments, business units and other capital assets, provided that there shall also be excluded any related charges for taxes thereon, (e) any net gain arising from the collection of the proceeds of any insurance policy, (f) any write-up of any asset, and (g) any other extraordinary item.

"Net Proceeds" means proceeds received by any Borrower or any of its Subsidiaries in cash from any Asset Disposition (including, without limitation, payments under notes or other debt securities received in connection with any Asset Disposition), net of: (a) the transaction costs of such sale, lease, transfer or other disposition; (b) any tax liability arising from such transaction; and (c) amounts applied to repayment of Indebtedness (other than the Obligations) secured by a Lien on the asset or property disposed.

"Net Worth" means, with respect to any Person, the excess of such Person's total assets (excluding, however, from the definition of assets the amount of any write up, or including any write down in the book value of any asset resulting from a revaluation thereof subsequent to the later to occur of the Agreement Date and the date any such Person acquired such asset) over total Liabilities (excluding, however, from the definition of Liabilities the amount of any Subordinated Indebtedness), which would appear as such on the balance sheet of such Person prepared in accordance with GAAP.

"Notice of Borrowing" means a telephonic or electronic notice followed by a confirming same-day written notice requesting a Borrowing, which is given by telex or facsimile transmission in accordance with the applicable provisions of this Agreement and which specifies (i) the amount of the requested Borrowing, and (ii) the date of the requested Borrowing.

"Obligations" means, in each case whether now in existence or hereafter arising, (a) the principal of, and interest and premium, if any, on, the Revolving Loan Advances, (b) all indebtedness, liabilities, obligations, covenants and duties of each Borrower to Lender of every kind, nature and description arising under this Agreement or any of the other Loan Documents, or in connection with the Revolving Credit Facility, whether direct or indirect, absolute or contingent, due or not due, contractual or tortious, liquidated or unliquidated, and whether or not evidenced by any note, and whether or not for the payment of money, including without limitation, fees and expenses required to be paid or reimbursed pursuant to Article III.

"Obligor" means each Borrower and any Person who may now or in the future guaranty the payment and performance of the whole or any part of the Obligations.

"Patents" means and includes, in each case whether now existing or hereafter arising, all of each Borrower's right, title and interest in and to (a) any and all patents and patent applications, (b) inventions and improvements described and claimed therein, (c) reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof, (d) income, royalties, damages, claims and payments now or hereafter due and/or payable under and with respect thereto, including, without limitation, damages and payments for past and future infringements thereof, (e) rights to sue for past, present and future infringements thereof, and (f) all rights corresponding to any of the foregoing throughout the world.

"PBGC" means the Pension Benefit Guaranty Corporation and any successor agency.

"Permitted Acquisition" means an acquisition after the Closing Date by a Borrower or a Subsidiary of a Borrower of all or substantially all of the assets or Securities of another Person which in the case of the assets acquired, or in the case of the assets of the Person whose Securities are acquired, before the closing of such acquisition, are located in the continental United States, and for which acquisition Lender has given its written consent thereto.

"Permitted Investments" means Investments of any Borrower in: (a) negotiable certificates of deposit or time deposits issued by a state bank or by any United States bank or trust company having capital, surplus and undivided profits in excess of $1,000,000,000; (b) any direct obligation of the United States of America or any agency or instrumentality thereof which has a remaining maturity at the time of purchase of not more than one year and repurchase agreements relating to the same, (c) sales of Inventory on credit in the ordinary course of business; (d) shares of capital stock, evidence of Indebtedness or other security acquired by any Borrower in consideration for or as evidence of past-due or restructured Receivables in an aggregate face amount of such Receivables at any time not to exceed $100,000.00; (e) loans, advances or extensions of credit made by any Borrower (excluding any Agent debit balances) in the ordinary course of its business in the form of supplier advances, advances for component parts and other similar extensions of credit, not to exceed $100,000.00 in the aggregate outstanding at any time; (f) other Investments not in excess of $100,000.00 individually or $250,000.00 in the aggregate in any fiscal year of the Borrowers; and (g) Permitted Acquisitions.

"Permitted Liens" means: (a) Liens securing taxes, assessments and other governmental charges or levies (excluding any Lien imposed pursuant to any of the provisions of ERISA) or the claims of materialmen, mechanics, carriers, warehousemen or landlords for labor, materials, supplies or rentals incurred in the ordinary course of business, but (i) in all cases only if payment *shall not at the time be required to be made, and (ii) in the case of warehousemen or landlords,* only if such liens are junior to the Security Interest in any of the Collateral, (b) Liens consisting of deposits or pledges made in the ordinary course of business in connection with, or to secure payment of, obligations under workers' compensation, unemployment insurance or similar legislation or under payment or performance bonds, (c) other Liens on the real property owned by a Borrower in the nature of zoning restrictions, easements, and rights or restrictions of record on the use of real property, which do not materially detract from the value of such property or impair the use thereof in the business of such Borrower, (d) purchase money Liens, including Liens securing Capitalized Lease Obligations, (e) Liens shown on Schedule 6.5(a), and (f) Liens of Lender arising under this Agreement and the other Loan Documents.

"Person" means any individual, limited liability company, corporation, partnership, association, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

"Plan" means any employee benefit plan as defined in Section 3(3) of ERISA in respect of which any Borrower or any Affiliate of any Borrower is, or within the immediately preceding six years was, an "employer" as defined in Section 3(5) of ERISA.

"Prime Rate" means for any month the rate of interest per annum announced or quoted by JP Morgan Chase Bank on the last day of the preceding month as its prime rate for commercial loans, whether or not such rate is the lowest rate charged by JP Morgan Chase Bank to its most preferred borrowers, or four and three-quarters percent (4.75%), whichever is greater; and, if such prime rate for commercial loans is discontinued by JP Morgan Chase Bank as a standard, a comparable reference rate designated by Lender as a substitute therefor shall be the Prime Rate.

"Proprietary Rights" means all of each Borrower's now owned and hereafter arising or acquired Patents, Copyrights and Trademarks, trade names, service marks, computer software, licenses, and other intangible property, and all other rights under any of the foregoing, all extensions, renewals, reissues, divisions, continuations, and continuations-in-part of any of the foregoing, and all rights to sue for past, present and future infringement of any of the foregoing.

"Purchase Transaction" means the transaction effective December 31, 2001, by which all of the issued and outstanding capital stock of BVL was purchased from Geologistics Corporation.

"Receivable" means and includes (a) any and all rights to the payment of money or other forms of consideration of any kind (whether classified under the Uniform Commercial Code as Accounts, contract rights, chattel paper, general intangibles, or otherwise) including, but not limited to, Accounts, accounts receivable, letters of credit and the right to receive payment thereunder, chattel paper, tax refunds, insurance proceeds, Contract Rights, notes, drafts, instruments, documents, acceptances, and all other debts, obligations and liabilities in whatever form from any Person, (b) all guarantees, security and Liens for payment thereof, (c) all goods, whether now owned or hereafter acquired, and whether sold, delivered, undelivered, in transit or returned, which may be represented by, or the sale or lease of which may have given rise to, any such right to payment or other debt, obligation or liability, and (d) all proceeds of any of the foregoing.

"Regulation U" means Regulation U of the Board of Governors of the Federal Reserve System (or any successor).

"Release" means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the outdoor environment or into or out of any property, including the movement of Contaminants through or in the air, soil, surface water or groundwater.

"Remedial Action" means actions required to (a) clean up, remove, treat or in any other way address Contaminants in the outdoor environment; (b) prevent the Release or threat of Release or minimize the further Release of Contaminants so they do not migrate or endanger or threaten to endanger public health or welfare or the outdoor environment; or (c) perform pre-remedial studies and investigations and post-remedial monitoring and care.

"Renewal Term" means the extension of this Agreement beyond the Initial Term, as provided for in Section 2.6.

"Reportable Event" has the meaning set forth in Section 4043(b) of ERISA, but shall not include a Reportable Event as to which the provision for 30 days notice to the PBGC is waived under applicable regulations.

"Revenues" shall mean all money, funds, cash, proceeds, or payments of any kind received by any Borrower or any Borrower Affiliate from all sources, including without limitation, Net Proceeds, whether received in cash, by check, by other instrument or otherwise.

"Revolving Credit Facility" means the revolving credit facility established under this Agreement in an aggregate principal amount outstanding at any one time of $20,000,000.00 or such lesser or greater amount as shall be agreed upon from time to time in writing by Lender and Borrowers.

"Revolving Loan Advance" means a revolving loan made to Borrowers pursuant to Section 2.1 and "Revolving Loan Advances" means more than one Revolving Loan Advance.

"Security" shall have the same meaning as in Section 2(1) of the Securities Act of 1933, as amended.

"Security Documents" means each of the following: (a) the Financing Statements, (b) the Copyright Assignment, (c) the Trademark Assignment, (d) the Deposit Account Control Agreement, and (e) each other writing executed and delivered by any Borrower or any other Obligor securing the Obligations or any part thereof.

"Security Interest" means the Liens of Lender on and in the Collateral created or effected hereby or by any of the Security Documents or pursuant to the terms hereof or thereof.

"Subordinated Indebtedness" means any Indebtedness for Money Borrowed of any Borrower that is expressly subordinated to the Obligations on terms and conditions acceptable to Lender in its discretion.

"Subsidiary" means, (a) when used to determine the relationship of a Person to another Person, a Person of which an aggregate of 50% or more of the stock of any class or classes or 50% or more of other ownership interests is owned of record or beneficially by such other Person, or by one or more Subsidiaries of such other Person, or by such other Person and one or more Subsidiaries of such Person, (i) if the holders of such stock, or other ownership interests, (A) are ordinarily, in the absence of contingencies, entitled to vote for the election of a majority of the directors (or other individuals performing similar functions) of such Person, even though the right so to vote has been suspended by the happening of such a contingency, or (B) are entitled, as such holders, to vote for the election of a majority of the directors (or individuals performing similar functions) of such Person, whether or not the right so to vote exists by reason of the happening of a contingency, or (ii) in the case of such other ownership interests, if such ownership interests constitute a majority voting interest, and (b) when used with respect to a Plan, ERISA or a provision of the Internal Revenue Code pertaining to employee benefit plans, any other corporation, trade or business (whether or not incorporated) which is under common control with any Borrower and is treated as a single employer with such Borrower under Section 414(b) or (c) of the Internal Revenue Code and the regulations thereunder.

"Subsidiary Agreement" means the Joinder Agreement to be executed by a Subsidiary of a Borrower as a condition to such Subsidiary's becoming a Subsidiary of a Borrower as part of a Permitted Acquisition, or a condition to such Subsidiary's acquiring the assets of another Person as part of a Permitted Acquisition, pursuant to which such Subsidiary shall agree to become a Borrower under this Agreement, shall assume and bind itself to all debts, liabilities and obligations of a "Borrower", shall execute or agree to execute such Loan Documents as Lender may request to give effect to the terms thereof and hereof, and each Borrower restates and renews each and every representation and warranty made in this Agreement or in any other Loan Document.

"Tangible Net Worth" means with respect to any Borrower, such Borrower's Net Worth.

"Termination Date" means the earliest to occur of: (a) the end of the Initial Term, or such later date as to which the same may be extended pursuant to the provisions of Section 2.6, (b) such date as the Obligations shall have been accelerated pursuant to the provisions of Section 10.2, or (c) such date as all Obligations shall have been irrevocably paid in full and the Revolving Credit Facility shall have been terminated.

"Termination Event" means (a) a Reportable Event, or (b) the filing of a notice of intent to terminate a Plan, or the treatment of a Plan amendment as a termination, under Section 4041(c) of ERISA, or (c) the institution of proceedings to terminate a Plan by the PBGC under Section 4042 of ERISA, or the appointment of a trustee to administer any Plan.

"Trademark Agreement" means the Patent, Copyright and Trademark Security Agreement, dated on or about the Agreement Date, made by each Borrower to Lender.

"Trademarks" means and includes in each case whether now existing or hereafter arising, all of each Borrower's rights, title and interest in and to (a) trademarks (including service marks), trade names and trade styles and the registrations and applications for registration thereof and the goodwill of the business symbolized by the trademarks, (b) licenses of the foregoing, whether as licensee or licensor, (c) renewals thereof, (d) income, royalties, damages and payments now or hereafter due and/or payable with respect thereto, including, without limitation, damages, claims and payments for past and future infringements thereof, (e) rights to sue for past, present and future infringements thereof, including the right to settle suits involving claims and demands for royalties owing, and (f) all rights corresponding to any of the foregoing throughout the world.

"Unbilled Receivables" means Receivables which have not yet been invoiced to Account Debtors by a Borrower as Billed Receivables.

"Uniform Commercial Code" or "UCC" means the Uniform Commercial Code as in effect from time to time in the states of organization of each of the Borrowers and the Lender.

"Vendor Obligations" means individually and collectively the obligations of each Borrower to certain of such Borrower's trade creditors and vendors as evidenced by one or more debt instruments, including without limitation, promissory notes and letter agreements, executed by such Borrower and/or such trade creditor or vendor, whereby such trade creditor or vendor has agreed to accept such Borrower's promise to pay on terms in lieu of immediate payment of amounts currently and past due owed by such Borrower to such trade creditor or vendor.

1.2 General. All terms of an accounting nature not specifically defined herein shall have the meaning ascribed thereto by GAAP. The terms accounts, chattel paper, contract rights, documents, equipment, instruments, general intangibles, inventory and other terms defined in the UCC, as and when used in this Agreement or the Security Documents, shall have the meanings given those terms in the Uniform Commercial Code. Unless otherwise specified, a reference in this Agreement to a particular section or subsection is a reference to that section or subsection of this Agreement, and the words "hereof", "herein", "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision, section or subsection of this Agreement. Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, the feminine and the neuter. Words denoting individuals include corporations and other entities, and vice versa. References to any legislation or statute or code, or to any provisions of any legislation or statute or code, shall include any modification or reenactment of, or any legislative, statutory or code provision substituted for, such legislation, statute or code or provision thereof. References to any document or agreement (including this Agreement) shall include references to such document or agreement as amended, novated, supplemented, modified or replaced from time to time, so long as and to the extent that such amendment, novation, supplement, modification or replacement is either not prohibited by the terms of this Agreement or is consented to by Lender. References to any Person include its successor or permitted substitutes and assigns.

ARTICLE II - LOANS, RENEWAL AND TERMINATION

2.1 Revolving Loan Advances. Lender agrees, for so long as no Default or Event of Default exists and subject to the provisions of Section 10.1 below, to make Revolving Loan Advances to Borrowers in an aggregate amount at any time outstanding up to the amount of the Borrowing Base at such time; provided, however, the aggregate amount of all Loans outstanding at any time shall not exceed the amount of the Revolving Credit Facility. It is expressly understood and agreed that Lender intends to use the Borrowing Base as a maximum ceiling on Revolving Loan Advances to Borrowers; provided, however, that it is agreed that should the Revolving Loan Advances ever exceed the ceiling so determined or any other limitation set forth in this Agreement, such Revolving Loan Advances shall nevertheless constitute Obligations secured by the Security Interest of Lender and, as such, shall be entitled to all benefits thereof and security therefor. Under the Revolving Credit Facility, Borrowers from time to time may borrow, repay, prepay and reborrow in accordance with the terms of this Agreement.

2.2 Borrowing Procedures.

(a) Borrowers may, from time to time, request Lender to make Revolving Loan Advances. Subject to the provisions of Section 9.1 of this Agreement, and provided that there does not then exist a Default or an Event of Default, Lender shall fund Borrowers' request for Revolving Loan Advances as follows: (i) by the close of business on the day such request is received if the request is received prior to 1:00 p.m. east coast time; and (ii) by the close of the next Business Day if the request is received after that time.

(b) Each request for a Revolving Loan Advance shall be made by transmission to Lender of a Notice of Borrowing and shall, if requested by Lender or required pursuant to Section 7.7, be accompanied by a complete and accurate Borrowing Base Certificate, and shall be confirmed by Borrowers with Lender by telephone; provided, that Lender shall at any time have the right to review and adjust, in the exercise of its reasonable discretion, any calculation set forth in the Borrowing Base Certificate or the Notice of Borrowing (i) to reflect

Lender's reasonable estimate of declines in value of any of the Collateral described in such Borrowing Base Certificate, and (ii) to the extent such calculation is not in accordance with this Agreement. Borrowers shall make no more than ten (10) requests for Revolving Loan Advances per calendar week.

(c) Borrowers shall reimburse Lender and hold Lender harmless from any loss expense that Lender may sustain or incur as a consequence of the failure of Borrowers to borrow additional Loans after Borrowers have requested (or are deemed to have requested) such additional Loans, including any such loss or expense arising from the liquidation or re-employment of funds obtained by Lender to maintain the Loans or from fees payable to terminate the deposits from which such funds were obtained.

2.3 Letter of Credit Accommodations.

(a) Lender agrees, for so long as no Default or Event of Default exists and subject to the provisions of Section 9.1 below, at the request of Borrowers, to provide or arrange for Letter of Credit Accommodations for the account of Borrowers containing terms and conditions acceptable to Lender and the issuer thereof (including Lender), in an aggregate amount of Letter of Credit Accommodations at any time outstanding up to the lesser of (i) $5,000,000.00 or (ii) the amount of the Borrowing Base at such time; provided, however, the aggregate amount of all Loans outstanding at any time shall not exceed the amount of the Revolving Credit Facility. Any payments made by Lender to any issuer thereof and/or related parties in connection with the Letter of Credit Accommodations shall constitute additional Revolving Loan Advances to Borrowers.

(b) Borrowers shall deliver to Lender a written request for such Letter of Credit Accommodations at least five (5) Business Days prior to the requested date of issuance, which request shall contain the original signature of an authorized officer of Borrowers, shall be irrevocable and shall specify the original face amount of the Letter of Credit Accommodation requested, the effective date of the issuance of the proposed Letter of Credit Accommodation, whether such Letter of Credit Accommodation may be drawn in a single or in partial draws, the date on which the requested Letter of Credit Accommodation is to expire, the purpose for which such Letter of Credit Accommodation is to be issued, and the beneficiary of the requested Letter of Credit Accommodation, together with an application for such Letter of Credit Accommodation in form and substance satisfactory to Lender and the proposed issuer thereof and the proposed form of such Letter of Credit Accommodation.

(c) Any Letter of Credit Accommodation shall contain terms and conditions acceptable to Lender and, where applicable, the issuer thereof. Any Letter of Credit Accommodation containing an "evergreen" or automatic renewal provision shall contain a provision pursuant to which the issuer thereof may, by notice to the beneficiary of such Letter of Credit Accommodation at least thirty (30) days prior to the expiration of its term, elect not to renew such Letter of Credit Accommodation for an additional term.

(d) In addition to any charges, fees or expenses charged by any bank or issuer in connection with the Letter of Credit Accommodations, Borrowers shall pay to Lender the following Letter of Credit Fees:

(i) $250.00 upon issuance of each Letter of Credit Accommodation;

(ii) $250.00 upon the amendment of each Letter of Credit Accommodation;

(iii) $250.00 upon each drawing on each Letter of Credit Accommodation; and

(iv) for each standby Letter of Credit Accommodation, a fee at a rate equal to one and three-quarters percent (1.75%) per annum on the face amount of the standby Letter of Credit Accommodation collected upon issuance of any Letter of Credit or any extension, renewal or other continuation thereof.

The obligation of Borrowers to pay such Letter of Credit Fees shall survive the termination or non-renewal of this Agreement.

(e) Borrowers shall indemnify and hold Lender harmless from and against any and all losses, claims, damages, liabilities, costs and expenses (including reasonable attorneys' fees) which Lender may suffer or incur in connection with any Letter of Credit Accommodations and any documents, drafts or acceptances relating thereto, including, but not limited to, any losses, claims, damages, liabilities, costs and expenses due to any action taken by any issuer or correspondent with respect to any Letter of Credit Accommodation. Borrowers assume all risks with respect to the acts or omissions of the drawer under or beneficiary of any Letter of Credit Accommodation and for such purposes the drawer or beneficiary shall be deemed Borrowers' agent; provided, that Borrowers shall not be required to indemnify and hold Lender harmless under the provisions of this Section, to the extent of any losses, claims, damages, costs and expenses resulting from Lender's own gross negligence or willful misconduct, as determined by a final order by a court of competent jurisdiction. Borrowers assume all risks for, and agree to pay, all foreign, Federal, State and local taxes, duties and levies relating to any goods subject to any Letter of Credit Accommodations or any documents, drafts or acceptances thereunder. Borrowers hereby release and hold Lender harmless from and against any acts, waivers, errors, delays or omissions, whether caused by Borrowers, by any issuer or correspondent or otherwise with respect to or relating to any Letter of Credit Accommodation. The provisions of this Section 2.3 shall survive payment of the Obligations and the termination or non-renewal of this Agreement.

(f) Nothing contained in this Section 2.3 shall be deemed or construed to grant Borrowers any right or authority to pledge the credit of Lender in any manner. Lender shall have no liability of any kind with respect to any Letter of Credit Accommodation provided by an issuer other than Lender unless Lender has duly executed and delivered to such issuer the application or a guarantee or indemnification in writing with respect to such Letter of Credit Accommodation. Borrowers shall be bound by any interpretation made in good faith by Lender, or any other issuer or correspondent under or in connection with any Letter of Credit

Accommodation or any documents, drafts or acceptances thereunder, notwithstanding that such interpretation may be inconsistent with any instructions of Borrowers. Lender shall have the sole and exclusive right and authority to, and Borrowers shall not: (i) if directed by Lender at any time an Event of Default exists, (A) approve or resolve any questions of non-compliance of documents, (B) give any instructions as to acceptance or rejection of any documents or goods or (C) execute any and all applications for steamship or airway guaranties, indemnities or delivery orders, and (ii) at all times, (A) grant any extensions of the maturity of, time of payment for, or time of presentation of, any drafts, acceptances, or documents, and (B) agree to any amendments, renewals, extensions, modifications, changes or cancellations of any of the terms or conditions of any of the applications, Letter of Credit Accommodations, or documents, drafts or acceptances thereunder or any letters of credit included in the Collateral. Lender may take such actions either in its own name or in Borrowers' name.

(g) Any rights, remedies, duties or obligations granted or undertaken by Borrowers to any issuer or correspondent in any application for any Letter of Credit Accommodation, or any other agreement in favor of any issuer or correspondent relating to any Letter of Credit Accommodation, shall be deemed to have been granted or undertaken by Borrowers to Lender. Any duties or obligations undertaken by Lender to any issuer or correspondent in any application for any Letter of Credit Accommodation, or any other agreement by Lender in favor of any issuer or correspondent relating to any Letter of Credit Accommodation, shall be deemed to have been undertaken by Borrowers to Lender and to apply in all respects to Borrowers.

2.4 Interest.

(a) Interest shall accrue on the outstanding principal balance of the Revolving Loan Advances at the Interest Rate.

(b) All interest accrued on the outstanding principal balance of the Revolving Loan Advances shall be calculated on the basis of a year of 360 days and the actual number of days elapsed in each month. Accrued interest shall be due and payable monthly, in arrears, on the first day of the month following the month in which such interest accrues.

(c) The becoming due of any amount required to be paid under this Agreement or any of the other Loan Documents as principal, accrued interest, fees, and other charges and amounts, shall be deemed irrevocably to be a request by Borrowers for a Revolving Loan Advance on the due date of, and in an aggregate amount required to pay, such principal, accrued interest, fees, and other charges and amounts, and the proceeds of each such Revolving Loan Advance may, at Lender's option, be disbursed by Lender by way of direct payment of the relevant Obligation. All such disbursements in payment of the relevant Obligation shall be deemed to be a Revolving Loan Advance for all purposes of this Agreement.

(d) Upon the occurrence and during the continuation of an Event of Default, which Event of Default is not cured to the satisfaction of Lender within ten (10) days from the date such Event of Default first occurred, the unpaid principal balance of the Loans shall bear interest at a per annum rate equal to the Interest Rate plus three hundred (300) basis points effective as of and from the date such Event of Default first occurred, as determined by Lender.

(e) For the purpose of computing interest hereunder, all items of payment received by Lender shall be deemed applied by Lender on account of the Obligations (subject to final payment of such items) on the first (1st) Business Day after receipt by Lender of such items in immediately available funds.

(f) Upon receipt of Borrowers' 2002 audited financial statements, which reflects the achievement of at least ninety percent (90%) of the projected EBITDA for year 2002, Lender will offer a LIBOR option for Borrowers' consideration.

2.5 Allocation of Payments and Limit of Interest. All Revenues received by Lender from any Borrower shall be applied to the Revolving Loan Advances, or, during the existence of an Event of Default, to the Obligations in such manner as Lender shall determine. Lender does not intend to charge interest at a rate in excess of the highest rate permitted by Applicable Law. Interest on any outstanding principal balance shall be spread over the entire period that such principal balance is outstanding. Any excess interest charges paid by Borrowers to Lender shall be applied to reduce the outstanding principal balance of the Obligations.

2.6 Renewal and Termination.

(a) This Agreement shall expire on the Termination Date. This Agreement shall be automatically renewed for additional one (1) year periods upon expiration of the Initial Term unless terminated by Lender or Borrowers as provided in this Section 2.6. Borrowers may terminate this Agreement at the expiration of the Initial Term or at the end of each Renewal by giving written notice of such termination to Lender at least sixty (60) days prior to the effective date of such termination, and, if such termination date is on a date other than the end of the Initial Term or a Renewal Term, by payment to Lender of the Early Termination Fee as provided in Section 3.5 hereof. Lender may terminate this Agreement at any time during the existence of an Event of Default as provided in Section 10.2.

(b) Upon the termination of this Agreement for any reason as herein provided, Borrowers shall be required to pay, discharge and satisfy, no later than the effective date of such termination, the Revolving Loan Advances, all accrued and unpaid interest and fees, any Early Termination Fee, and all other non-contingent Obligations outstanding.

(c) All undertakings, agreements, covenants, warranties and representations of any Borrower contained in this Agreement and the other Loan Documents shall survive any such termination and Lender shall retain each and every Security Interest, and all other rights and remedies of Lender under this Agreement and the other Loan Documents, notwithstanding such termination until Borrowers have paid the amounts described in Section 2.6(b).

(d) Notwithstanding the payment in full of the Revolving Loan Advances, all accrued and unpaid interest and fees, any Early Termination Fee, and all other non-contingent Obligations outstanding, Lender shall not be required to terminate its Security Interests unless, with respect to any loss or damage Lender may incur as a result of dishonored checks or other items of payment received by Lender from any Borrower or any Account Debtor and applied to the Obligations, Lender shall (i) have received a written agreement, executed by Borrowers and by any Person whose loans or other advances to any Borrower are used in whole or in part to satisfy the Obligations, indemnifying Lender from any such loss or damage; or (ii) have retained such monetary reserves and its Security Interest for such period of time as Lender, in its reasonable discretion, may deem necessary to protect Lender from any such loss or damage.

2.7 Cross-Guaranty; Waiver of Suretyship Defenses; Subordination.

(a) Each Borrower guarantees to Lender the payment in full of all of the Obligations of the other Borrowers and further guarantees the due performance by the other Borrowers of their respective duties and covenants made in favor of Lender hereunder and under the other Loan Documents. Each Borrower agrees that neither this cross-corporate guaranty nor Lender's Security Interest in any of the Collateral shall be impaired or affected by any modification, supplement, extension or amendment of any contract or agreement to which the parties hereto may hereafter agree (other than an agreement signed by Lender specifically releasing such liability), nor by any modification, release or other alteration of any of the rights of Lender with respect to any of the Collateral, nor by any delay, extension of time, renewal, compromise or other indulgence granted by Lender with respect to any of the Obligations (other than an agreement signed by Lender specifically releasing such Collateral), nor by any other agreements or arrangements whatever with the other Borrowers or with anyone else, each Borrower hereby waiving all notice of any such delay, extension, release, substitution, renewal, compromise or other indulgence, and hereby consenting to be bound thereby as fully and effectively as if it had expressly agreed thereto in advance. The liability of each Borrower hereunder is direct and unconditional as to all of the Obligations, and may be enforced without requiring Lender first to resort to any other right, remedy or security.

(b) Until all of the Obligations are paid in full, no Borrower shall have any right of subrogation, reimbursement or indemnity whatsoever, nor any right of recourse to security for any of the Obligations, and nothing shall discharge or satisfy the liability of any Borrower hereunder, until the full payment and performance of all of the Obligations. Any and all present and future debts and obligations of each Borrower to each other Borrower are hereby waived and postponed in favor of and subordinated to the full payment and performance of all present and future Obligations of Borrowers to Lender.

(c) Each Borrower hereby subordinates any claims (other than claims evidenced by notes which have been assigned and delivered to Lender), including, without limitation, any other right of payment, subrogation, contribution and indemnity that it may have from or against any other Borrower, and any successor or assign of any other Borrower, including, without limitation, any trustee, receiver or debtor-in-possession, howsoever arising, due or owing and whether heretofore, now or hereafter existing, to all of the Obligations of the other Borrowers to Lender.

(d) Notwithstanding the provisions of Sections 2.7(b) and (c) above, for so long as no Default or an Event of Default shall exist, each Borrower may pay to any other Borrower Indebtedness validly owed to such other Borrower which arises in the ordinary course of such Borrower's business.

ARTICLE III - FEES

3.1 Commitment Fee. In order to induce Lender to enter into this Agreement and to make the Loans, Borrowers agree to pay to Lender a Commitment Fee in the amount of $200,000.00, which Commitment Fee shall be fully earned by Lender as of the date hereof and of which $100,000.00 has been paid upon acceptance of the Commitment Letter dated January 25, 2002 (the "Commitment Letter") and $100,000.00 shall be paid on the Closing Date.

3.2 Field Examination Fee. For each field examination of the books, records and other assets of any Borrower performed by one or more employees or agents of Lender, Borrowers shall pay to Lender a field examination fee in an amount equal to $750.00 for each day spent by each such employee in performing and/or summarizing the results of such examination (including all necessary travel time) plus all reasonable "out-of-pocket" expenses. Field examinations shall be performed by Lender no less frequently than quarterly, and each field examination fee shall be payable by Borrowers to Lender within 30 days of delivery of invoices therefor.

3.3 Collateral Monitoring Fee. Borrowers shall pay to Lender a collateral monitoring fee in an amount equal to $1,800.00 per month so long as this Agreement is in effect. The collateral monitoring fee shall be payable on the first day of each month.

3.4 Wire Transfer Fee. For each wire transfer initiated by Lender to or for the benefit of any Borrower, Borrowers shall pay to Lender a fee of $30.00 or such higher amount as Lender shall reasonably establish from time to time.

3.5 Early Termination Fee. If for any reason this Agreement is terminated by Borrowers prior to the end of the Initial Term or any Renewal Term of this Agreement, in view of the impracticality and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of lost profits of Lender as a result thereof, Borrowers agree to pay to Lender, upon the effective date of such termination, an Early Termination Fee in an amount equal to the following percentage of the amount of the Revolving Credit Facility corresponding to the period in which the termination date occurs:

Percentage of Revolving Credit Facility	Period
2%	From Agreement Date to and including March 5, 2003
1%	From and after March 6, 2003

The Early Termination Fee shall be presumed to be the amount of damages sustained by Lender as a result of such early termination, and Borrower agrees that it is reasonable under the circumstances currently existing. In addition, Lender shall be entitled to the Early Termination Fee upon the termination of this Agreement by Lender on account of any Event of Default as provided in Section 10.2 or the occurrence of an Event of Default described in Section 10.1(i). The Early Termination Fee shall be deemed included in the Obligations.

3.6 Costs and Expenses. Borrowers agree to reimburse Lender for all reasonable out-of-pocket expenses incurred by Lender in connection with the Loans, including, but not limited to, filing fees and associated tax, lien and judgment search fees, fees of outside auditors, bank fees, outside attorneys' fees and any other reasonable fees or expenses. The Lender agrees that the attorney's fees and costs incurred by the Lender in connection with the negotiation and drafting of the Loan Documents, and the initial closing of the Revolving Credit Facility will not exceed $35,000.00.

3.7 Unused Line Fee. Borrowers shall pay to Lender an unused line fee equal to one quarter of one percent (0.25%) per annum of the amount of the Revolving Credit Facility not used for cash borrowings. Such unused line fee shall be payable monthly in arrears on the first (1st) day of each month during the Initial Term and each Renewal Term, and shall be calculated on the average cash borrowings for each preceding month, and shall not be subject to rebate or proration upon the termination of this Agreement for any reason.

ARTICLE IV - GRANT OF SECURITY INTEREST

4.1 Grant of Security Interest. To secure the payment, performance and observance of the Obligations, each Borrower grants, and hereby assigns, mortgages, and pledges, to Lender all of the Collateral, and grants to Lender a continuing security interest in, and a Lien upon, and a right of set off against, all of the Collateral.

4.2 Continued Priority of Security Interest.

(a) The Security Interest granted by each Borrower shall at all times be valid, perfected and enforceable against such Borrower and all third parties in accordance with the terms of this Agreement, as security for the Obligations, and the Collateral shall not be at any time subject to any Liens that are prior to, or on parity with or junior to the Security Interest, other than Permitted Liens.

(b) Each Borrower shall, at it sole cost and expense, take all action that may be necessary or desirable, or that Lender may reasonably request, so as at all times to maintain the validity, perfection, enforceability and rank of the Security Interest in the Collateral in conformity with the requirements of Section 4.2(a), or to enable Lender to exercise or enforce its rights hereunder.

(c) Lender is authorized to file one or more financing or continuation statements, or amendments thereto, without the signature of or in the name of each Borrower for any purpose under this Agreement, including without limitation, any purpose under Section 4.2(b).

(d) Each Borrower shall mark its books and records as directed by Lender and as may be necessary or appropriate to evidence, protect and perfect the Security Interest and shall cause its financial statements to reflect the Security Interest.

ARTICLE V - PROCEEDS OF COLLATERAL, RECEIVABLES AND COLLECTIONS

5.1 Borrowers' Proceeds of Collateral. Each Borrower shall pay to Lender all proceeds of Collateral, including Net Proceeds, immediately upon Borrower's receipt thereof. For purposes of calculating interest owing by Borrowers hereunder, Lender shall apply the amount of such Revenues to the Obligations one (1) Business Day following the date upon which Lender receives such Revenues in immediately available funds.

5.2 Collection of Receivables and other Collateral.

(a) Borrower shall establish and maintain, at its expense, a Lockbox with such banks as are acceptable to Lender pursuant to documentation satisfactory to Lender, in its discretion, into which each Borrower shall promptly deposit or cause to be deposited all proceeds of Collateral, including Net Proceeds. Borrower shall direct and instruct all of its Account Debtors to directly remit all payments on Receivables and all payments constituting proceeds of Inventory or other Collateral, in the identical form in which such payments are made, whether by cash, check or other manner of payment. If, notwithstanding such instructions, Borrower receives any proceeds of Accounts, Net Proceeds, or proceeds from the sale of Inventory or other Collateral, and upon receipt by Borrower of any proceeds of Accounts, Net Proceeds, or proceeds from the sale of Inventory or other Collateral, Borrower shall receive such payments as Lender's trustee, and Borrower shall immediately deliver such payments to Lender in their original form duly endorsed in blank. Each Borrower agrees that all payments made to the Lockbox or other funds received and collected by Lender, whether in respect of the Receivables, as proceeds of Inventory or other Collateral, or otherwise, shall be subject to Lender's sole control and shall be treated as payments to Lender in respect of the Obligations and therefore shall constitute the property of Lender to the extent of the amount of the outstanding Obligations.

(b) Lender or its designee may, in Lender's sole discretion, at any time during which an Event of Default has existed for a period of not less than thirty (30) days, notify Account Debtors of the Security Interest and collect Receivables directly from Account Debtors and charge the collection costs and expenses to Borrowers as additional Loans. Whether or not a Default or an Event of Default has occurred, any of Lender's officers, employees or agents shall have the right, at any time or times hereafter, in the name of Lender, any designee of Lender, or any Borrower, to verify the validity, amount or any other matter relating to any Receivables by mail, telephone, electronic communication or otherwise. Each Borrower shall cooperate fully with Lender in an effort to facilitate and promptly conclude any such verification process.

ARTICLE VI - REPRESENTATIONS AND WARRANTIES

Each Borrower represents and warrants to Lender, as of the date of this Agreement and at all times that Lender makes Loans to Borrowers, as follows:

6.1 Existence, Power and Authority; Borrower Affiliates.

(a) Organization; Qualification. Each Borrower is a corporation or limited liability company duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, having the corporate or limited liability company power and authority to own its properties and to carry on its business as now being and hereafter proposed to be conducted, and each Borrower is duly qualified and authorized to do business in the jurisdictions listed on Schedule 6.1 (a) and in each jurisdiction in which the nature of its business or the ownership and characteristics of its property requires such qualification or authorization, except where the failure to be so qualified would not have a Materially Adverse Effect. The jurisdictions in which Borrowers are qualified to do business as a foreign entity are listed on Schedule 6.1(a).

(b) Power. Each Borrower has the right and power, and has taken all necessary action to authorize it, to execute, deliver and perform the Loan Documents in accordance with their respective terms. Each of the Loan Documents has been duly executed and delivered by the duly authorized officers of each Borrower and each is, or each when executed and delivered in accordance with this Agreement will be, a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms. All of the transactions contemplated under the Loan Documents are within each Borrower's powers and are not in contravention of law or the terms of any Borrower's certificate of incorporation, articles of incorporation, certificate of formation, by-laws, limited liability company agreement, or other organizational documentation, or any material agreement or undertaking to which any Borrower is a party or by which any Borrower or its property is bound, and does not result in the creation or imposition of any lien, charge or encumbrance upon any assets of any Borrower, other than Lender's Lien pursuant to this Agreement.

(c) Borrower Affiliates. No Borrower has any Borrower Affiliates or Subsidiaries except as set forth on Schedule 6.1(c).

(d) Capitalization. The outstanding shares of capital stock or membership interests of each Borrower have been duly and validly issued and are fully paid and nonassessable, and the number and owners of such stock or membership interests of each Borrower are set forth on Schedule 6.1(d). Except as set forth on Schedule 6.1(d), there are no existing warrants, options, or commitments of any kind or nature convertible into capital stock or membership interests of any class of any Borrower.

(e) Business. Borrowers are engaged principally in the businesses described on Schedule 6.1(e).

6.2 Compliance with Other Agreements and Applicable Law. Except as set forth on Schedule 6.2, no Borrower is in default under, or in violation in any respect of, any material agreement, contract, instrument or other commitment to which such Borrower is a party or by which such Borrower or its property is bound, and each Borrower is in compliance in all material respects with all Governmental Approvals applicable to or required in connection with the conduct of such Borrower's business and affairs, and each Borrower is otherwise in compliance in all material respects with all Applicable Laws.

6.3 Absence of Litigation. Except as set forth on Schedule 6.3, there are no actions, proceedings or investigations pending or threatened against any Borrower, or any of its assets, which, if adversely determined against such Borrower can reasonably be expected to have a Materially Adverse Effect on the assets, financial condition or business prospects of such Borrower.

6.4 Taxes and Returns. Except as set forth on Schedule 6.4, each Borrower has timely filed all tax returns which such Borrower is required by law to file or has obtained valid extensions, and all taxes and other sums related to the payment of taxes owing by such Borrower to any governmental authority have been fully paid and each Borrower maintains adequate reserves to pay such tax liabilities as they accrue.

6.5 Lien Priority and Nature of Certain Collateral.

(a) Liens. Lender has a perfected first priority security interest in the Collateral and, except for the Liens described on Schedule 6.5(a) and the other Permitted Liens, none of the properties and assets of any Borrower is subject to any Lien. Other than the Financing Statements of Lender pursuant to this Agreement, no financing statement under the Uniform Commercial Code of any state or other instrument evidencing a Lien that names any Borrower as debtor has been filed (and has not been terminated) in any state or other jurisdiction, and no Borrower has signed any such financing statement or other instrument or any security agreement authorizing any secured party thereunder to file any such financing statement or instrument, except to perfect the Liens listed on Schedule 6.5(a) and the other Permitted Liens.

(b) Title. Except as set forth on Schedule 6.5(b), each Borrower has valid and legal title to or leasehold interest in all personal property, real property, and other assets used in its business.

(c) Receivables. Each Eligible Receivable has arisen from the sale and delivery of goods or from services rendered by a Borrower, is genuine, complete and, in all other respects, what it purports to be, and is not otherwise ineligible under the standards set forth in this Agreement.

(d) Inventory. All Inventory is located on the premises set forth on Schedule 6.5(d) or is Inventory in transit to one of such locations, except as otherwise disclosed in writing to Lender. No Borrower has, within the twelve (12) months preceding the Agreement Date, located any Inventory at premises other than those set forth on Schedule 6.5(d).

(e) Equipment. All Equipment is in good order and repair in all material respects and is located on the premises set forth on Schedule 6.5(e). No Borrower has, within the twelve-(12) months preceding the Agreement Date, located any Equipment at premises other than those set forth on Schedule 6.5(e).

(f) Real Estate. No Borrower owns any real property and leases no real property other than that described on Schedule 6.5(f).

(g) Corporate and Fictitious Names. Except as otherwise disclosed on Schedule 6.5(g), during the five-year period preceding the Agreement Date, no Borrower nor any predecessor of any Borrower has been known as or used any corporate or fictitious name other than the name of Borrowers as first set forth in this Agreement.

6.6 Principal Place of Business. Borrowers' principal places of business or, if a Borrower has more than one principal place of business, such Borrowers' chief executive office, is located at the address set forth on the signature page of this Agreement. All books and records pertaining to the Collateral are kept by such Borrower at its principal place of business or, if such Borrower has one, its chief executive office.

6.7 Environmental Compliance.

(a) Except as set forth on Schedule 6.7(a) no Borrower, to the best of each Borrower's knowledge, has Released, generated, used, stored, treated, transported, manufactured, handled, produced or disposed of any Contaminants on or off its premises (whether or not owned by any Borrower), in any manner that violates in any material respect any applicable Environmental Laws or any Governmental Approvals, and the business and operations of each Borrower comply in all material respects with all Environmental Laws and all Governmental Approvals and similar authorizations.

(b) Except as set forth on Schedule 6.7(b), (i) there is not and has not been any Remedial Action taken with respect to any real estate leased by any Borrower, (ii) there has not been nor is there now pending any investigation, proceeding, complaint, order, directive, claim, citation or notice by any governmental authority or any other person with respect to any non-compliance with or violation of the requirements of any Environmental Laws by any Borrower, or (iii) there has not been any Release, threatened or actual, of any Contaminants, or generation, use, storage, treatment, transportation, manufacture, handling, production, or disposal of any Contaminants, or any other environmental, health or safety matter, which affects (A) any Borrower, (B) its business, operations, or assets, or (C) any properties at which such Borrower has transported, or stored any Contaminants.

(c) Except as set forth on Schedule 6.7(c), no Borrower, has any liability (contingent or otherwise) in excess of $50,000.00 in connection with a known Release, threatened or actual, from any real property owned or leased by any Borrower, or the generation, use, storage, treatment, transportation, manufacture, handling, production, or disposal of any Contaminant, on the owned or leased real property.

(d) All material Governmental Approvals or similar authorizations required to be obtained or filed in connection with the operations of any Borrower under any Environmental Laws have been obtained, and all Governmental Approvals and similar authorizations are valid and in full force and effect in all material respects.

6.8 Proprietary Rights. Schedule 6.8 sets forth a correct and complete schedule of all of each Borrower's Proprietary Rights. None of the Proprietary Rights is subject to any licensing agreement or similar arrangement, except as set forth on Schedule 6.8 or as entered into in the ordinary course of each Borrower's business. To the best knowledge of each Borrower none of the Proprietary Rights infringes on the valid trademark, trade name, copyright, or patent right of any other person or entity, and no other person's or entity's property infringes on the Proprietary Rights, in any material respect. The Proprietary Rights described on Schedule 6.8 constitute all of the property of such type necessary to the current and anticipated future conduct of the business of each Borrower.

6.9 Trade Names. All trade names or styles under which any Borrower sells Inventory or Equipment or creates Accounts, or to which instruments in payment of Accounts are made payable, are listed on Schedule 6.9.

6.10 Employee Relations. Each Borrower has a stable work force in place and no Borrower is, except as disclosed on Schedule 6.10, party to any collective bargaining agreement nor has any labor union been recognized as the representative of any Borrower's employees, and no Borrower knows of any pending, threatened, or contemplated strikes, work stoppage or other labor disputes involving any of any Borrower's employees.

6.11 Employee Pension Benefit Plans. Each Plan meets the minimum funding standards of Section 302 of ERISA, if applicable, and no Termination Event has occurred with respect to any Plan of any Borrower.

6.12 Bank Accounts. Schedule 6.12 is a complete and correct list of all checking accounts, deposit accounts, lockboxes and other bank accounts maintained by any Borrower.

6.13 Accuracy and Completeness of Information. All representations and warranties set forth in this Article VI, and all statements and other information furnished by or on behalf of any Borrower in connection with this Agreement or any of the Loan Documents, including without limitation, all information on the Information Certificate is true and correct in all material respects and does not omit any material fact necessary in order to make such information not misleading. Each financial statement furnished by or on behalf of Borrowers presents fairly the financial condition of Borrowers as of the date of such statement and for the relevant period(s) then ended.

6.14 Software License Compliance. Each Borrower warrants and represents that all software used by Borrower on any of Borrower's computers is either Borrower's proprietary software or is duly licensed, maintained and operated in compliance with the software owner's license terms and conditions.

6.15 Survival of Warranties; Cumulative. All representations and warranties contained in this Agreement or any of the other Loan Documents shall survive the execution and delivery of this Agreement, any investigation made by or on behalf of Lender, or any borrowing hereunder, and shall be deemed to have been made again to Lender on the date of each additional borrowing or other credit accommodation under this Agreement, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall have been true and accurate on and as of such earlier date), and shall be conclusively presumed to have been relied on by Lender regardless of any investigation made or information possessed by Lender. The representations and warranties set forth in this Agreement and in the other Loan Documents shall be cumulative and shall be in addition to any other representations or warranties which any Borrower shall now or hereafter give, or cause to be given, to Lender.

ARTICLE VII - AFFIRMATIVE COVENANTS

Until this Agreement has been terminated and all Obligations have been paid in full, unless Lender shall otherwise consent in writing, each Borrower covenants and agrees with Lender as follows:

7.1 Financial Statements. Borrowers shall deliver to Lender, within one hundred twenty (120) days following the close of each of its fiscal years, Borrowers' audited financial statements, certified by a recognized firm of certified public accountants acceptable to Lender as having been prepared in accordance with GAAP and as presenting fairly the financial condition of Borrowers as of the date thereof and for the period then ended (and including a management letter to Borrowers from such accountants, if prepared by such accountants at Borrower's request, to be delivered not later than thirty (30) days thereafter). Borrowers shall deliver to Lender such other financial information as Lender shall reasonably request, including, (i) within thirty (30) days after the close of each month, reasonably detailed monthly and fiscal year-to-date financial statements, including income statement, balance sheet, and statement of cash flow, prepared, on a consolidated basis (and within thirty (30) days after the close of each month, on a consolidating basis), in accordance with GAAP (subject to the absence of notes and to annual audit adjustment), certified by the chief financial officer or other authorized individual of each Borrower as presenting fairly the financial condition of Borrowers, which, for the end of each month, shall also include a Covenant Compliance Certificate, setting forth a calculation of the financial covenants described in Section 8.6 below, certification that each Borrower has made each payment required of it under each of the Vendor Obligations, which shall include a schedule showing all such payments made by payee and amount, and the status of all other monetary covenants set forth in Articles VII and VIII of this Agreement, and (ii) at least thirty (30) days prior to the end of Borrowers' fiscal year an annual operating budget showing a projected income statement, balance sheet and cash flows as of each month end for the forthcoming fiscal year.

7.2 Books and Records. Each Borrower shall keep accurate and complete records of the Collateral and permit Lender to: (a) visit such Borrower's business locations at intervals to be determined by Lender; and (b) inspect, audit and make extracts from or copies of such Borrower's books, records, journals, receipts, computer tapes and disks. All governmental authorities are authorized to furnish Lender with copies of reports of examinations of each Borrower made by such parties. Banks, Account Debtors and other third parties (without waiving any attorney-client privilege) with whom any Borrower has contractual relationships pertaining to the Collateral or the Loan Documents, are authorized to furnish Lender with copies of such contracts and related materials. Lender is authorized, in its own name or any other name, to communicate with Account Debtors in order to verify the existence, amount and terms of any Receivable.

7.3 Additional Documentation. Each Borrower shall execute and deliver to Lender all additional documents which Lender may, from time to time, reasonably determine are necessary or appropriate to evidence the Loans or to continue or perfect Lender's Security Interest in the Collateral.

7.4 Existence, Name, Organization and Chief Executive Office. Each Borrower shall maintain its existence in good standing and shall deliver to Lender written notice, at least sixty (60) days in advance, of any proposed change in such Borrower's state of incorporation, a change in such Borrower's name, a change in the use of any trade name or new trade names, such Borrower's business locations, the location of such Borrower's principal place of business or chief executive office, the mailing address of such Borrower, the location of any Inventory or Equipment, or the location of such Borrower's books and records, and shall execute or cause to be executed any and all documents that Lender reasonably requests in connection therewith, including, in the case of any new location of Inventory that is not owned by such Borrower, the waiver and consent from the lessor of such premises that is more particularly described in clause (g) of the definition of Eligible Inventory. If any Borrower on the Agreement Date does not have an organizational identification number and later obtains one, such Borrower shall forthwith notify Lender of such organizational identification number and shall execute or cause to be executed any and all documents that Lender reasonably requests in connection therewith.

7.5 Compliance with Laws and Taxes. Each Borrower shall comply in all material respects with all Applicable Laws. Each Borrower shall pay all real and personal property taxes, assessments and charges, and all franchise, income, unemployment, social security, withholding, sales and all other taxes assessed against such Borrower or the Collateral, at such times and in such manner so as to avoid any penalty from accruing against such Borrower or any Lien or charge from attaching to the Collateral. Each Borrower shall promptly deliver to Lender, upon request, receipted bills evidencing payment of such taxes and assessments.

7.6 Performance of Obligations. Each Borrower shall perform, in a timely manner, all of its obligations pursuant to all leases, mortgages, deeds of trust or other agreements to which such Borrower is a party, and shall pay when due all debt owed by such Borrower and all claims of mechanics, materialmen, carriers, landlords, warehousemen and other like persons, except only, and to the extent that, the amount of any such debt and claims is being contested by such Borrower in good faith by appropriate proceedings and such Borrower maintains on its books reasonable reserves therefor in accordance with GAAP.

7.7 Reporting as to Revenues, Receivables and Inventory.

(a) With such frequency as Lender shall direct, each Borrower shall deliver to Lender such information as Lender shall request with respect to the Revenues, Receivables and Inventory, including, but not limited to:

(i) no later than Tuesday of each week for the preceding week, a Borrowing Base Certificate for the prior week, together with a detailed summary of the sources of all of the Revenues, including sales of Inventory and credits and collections associated with Receivables, for the preceding week;

(ii) no later than the fifteenth (15th) day of each month, detailed schedules showing the aging of Receivables and each Borrower's accounts payable as of the end of the preceding month; and

(iii) no later than fifteen (15) days following the last day of each fiscal year following the Closing Date, a complete and updated list of each Borrower's customers (but in each case excluding COD customers), including the name, address and telephone number of each customer.

(b) Borrowers shall notify Lender promptly if:

(i) any Borrower enters into a long-term contract with the United States of America, and, if requested by Lender, such Borrower shall execute all instruments and take all steps necessary to insure that all amounts due and to become due under such long-term contract are properly assigned to Lender pursuant to the Assignment of Claims Act of 1940 or otherwise;

(ii) any Borrower receives information with regard to any type or item of Collateral which might have in any way a Materially Adverse Effect on the value of the Collateral as a whole or the rights and remedies of Lender with respect thereto; and

(iii) any accounts due and owing in which amounts in excess of $100,000.00 are in dispute by any single Account Debtor on an Eligible Receivable, and the Borrower to which such Receivable is owed shall explain in detail the reason for the dispute, all claims related to the dispute, and the amount in controversy.

7.8 Over-Advance. If, at any time, the aggregate unpaid principal amount of any of the Revolving Loan Advances exceeds any applicable limit set forth in this Agreement, Borrowers shall immediately pay to Lender the amount of any such excess and all accrued interest and other charges owing to Lender with respect thereto.

7.9 Breach or Default. Borrowers shall notify Lender immediately upon the occurrence of any circumstance which: (a) makes any representation or warranty of any Borrower contained in this Agreement or any other Loan Document incorrect or misleading in any material respect; or (b) constitutes an Event of Default.

7.10 Maintenance of Assets. Each Borrower shall maintain all of its real and personal property in good repair, working order and condition, shall make all necessary replacements to such property so that the value and the operating efficiency of such property will be preserved, shall prevent any personal property from becoming a fixture to real estate (unless owned by a Borrower and encumbered by a mortgage, deed of trust, security deed or similar agreement in favor of Lender), and will pay or cause to be paid all rental or mortgage payments due on its real property.

7.11 Insurance. Each Borrower shall procure and continuously maintain: (a) "All Risk Extended Coverage" property insurance covering such Borrower's tangible personal property for the full replacement value thereof; (b) "All Risk Extended Coverage" business interruption insurance in an amount acceptable to Lender; (c) liability insurance in an amount acceptable to Lender; and (d) such other customary insurance coverages as are specified by Lender from time to time. Each property and business interruption insurance policy shall contain a standard Lender's Loss Payable Endorsement in favor of Lender, providing for, among other things, thirty (30) days prior written notice to Lender of any cancellation, non-renewal or modification of such coverage. Each Borrower shall deliver to Lender certified copies of such policies and all required endorsements, or other evidence of such insurance acceptable to Lender. All amounts received by Lender from any such insurance policies may be applied by Lender to the Obligations. If any Borrower fails to procure required insurance or such insurance is canceled or otherwise lapses, Lender may procure such insurance and add the cost of such insurance to the principal balance of the Loans.

7.12 Use of Proceeds.

(a) Borrowers shall use the proceeds of all Revolving Loan Advances only for working capital and general business purposes; and

(b) not use any part of such proceeds to purchase or to carry or reduce or retire or refinance any credit incurred to purchase or carry, any margin stock (within the meaning of Regulation U or T of the Board of Governors of the Federal Reserve System) or, in any event, for any purpose which would involve a violation of Regulation U, T or X of such Board of Governors, or for any purpose prohibited by law or by the terms and conditions of this Agreement or any of the Loan Documents.

7.13 Disclosure.

(a) Promptly and in no event later than five (5) Business Days after obtaining knowledge thereof, (i) notify Lender if any written information, exhibit, or report furnished to Lender contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements contained therein not misleading in light of the circumstances in which made, and (ii) correct any defect or error that may be discovered therein or in any Loan Document or in the execution, acknowledgment, filing, or recordation thereof.

(b) At any time, Borrowers may provide to Lender updated disclosure schedules delivered in connection with the representations and warranties set forth in Article VI hereof and request Lender's acceptance thereof. Upon Lender's written acceptance of such updated disclosure schedules (such acceptance to be provided in Lender's reasonable discretion), this Agreement shall be deemed to be amended such that the updated disclosure schedules shall replace the then existing disclosure schedules corresponding thereto.

ARTICLE VIII - BORROWERS' NEGATIVE COVENANTS

Each Borrower covenants and agrees with Lender as follows:

8.1 Business, Management and Organization. No Borrower shall: (a) make any material change in its management; (b) make any material change in the nature of the business that Borrowers presently conduct; (c) amend, modify or supplement (without Lender's consent) any Borrower's certificate of incorporation, articles of incorporation, by-laws, certificate of formation, limited liability company agreement, or articles of organization in any manner which prevents Bekins, directly or indirectly through one or more of its Affiliates, from electing a majority of the Board of Directors of BVL or BWS; (d) merge or consolidate with any Person or purchase any stock or assets of any other Person, other than assets used by Borrowers in the ordinary course of their respective businesses and other than Permitted Investments.

8.2 Disposition of Assets. No Borrower shall, without Lender's written consent: (a) encumber the Collateral in favor of any party other than Lender, whether voluntarily or involuntarily, other than the Permitted Liens; or (b) sell, consign, lease or remove from any Borrower's business locations any of such Borrower's assets except that, until Lender gives Borrowers notice to the contrary during the existence of any Event of Default, each Borrower may (i) sell Inventory in the ordinary course of its business (any sale or exchange of Inventory in satisfaction of indebtedness of a Borrower shall not be deemed a sale of Inventory in the ordinary course of business); (ii) sell or dispose of obsolete assets that constitute Collateral which a Borrower has determined, in good faith, not to be useful in the conduct of its business and which, in any fiscal year of Borrowers, do not have an aggregate fair market value in excess of $100,000.00; and (iii) sell or dispose of obsolete assets that do not constitute Collateral which a Borrower has determined, in good faith, not to be useful in the conduct of its business.

8.3 Loans and Guarantees. No Borrower shall make any loan or contribute money, goods or services to, or guaranty or agree to become liable for any obligation of, any other Person, including any Borrower Affiliate or any Interested Party, other than: (a) loans to employees of a Borrower for reimbursable expenses incurred by such employees in the normal course of such Borrower's business; (b) sales of Inventory in the ordinary course of business; (c) Permitted Investments; (d) the obligations of any other Borrower or of a Subsidiary formed or acquired in connection with a Permitted Acquisition for which all of the conditions precedent set forth in Section 8.9 shall have been satisfied; and (e) loans or guarantees to new Agents in amounts not exceeding $50,000.00 per Agent for the purpose of defraying Agent start-up expenses.

8.4 Capital Expenditures and Investments. No Borrower shall: (a) make any Capital Expenditures in the aggregate in excess of $2,000,000.00 in any fiscal year of Borrowers, or (b) make any Investment other than Permitted Investments.

8.5 Distributions and Salaries. No Borrower shall:

(a) make any dividend, distribution or payment on or with respect to any shares (other than dividends payable solely in shares of its stock), or purchase, redeem or otherwise acquire or retire any of its stock (except shares acquired on the conversion thereof into other shares of stock); or

(b) increase, whether by election, promotion or otherwise, the aggregate salaries and other compensation paid to the officers of Borrowers by more than five percent (5%) in the aggregate in any fiscal year of Borrowers.

8.6 Financial Covenants.

(a) Fixed Charge Coverage Ratio ("FCCR"): Achieve a FCCR for the period corresponding thereto:

Period Ending	Ratio
March 31, 2002	.60 to 1
April 30, 2002	.61 to 1
May 31, 2002	.54 to 1
June 30, 2002	.48 to 1
July 31, 2002	.45 to 1
August 31, 2002	.42 to 1
September 30, 2002	.53 to 1
October 31, 2002	.48 to 1
November 30, 2002	.46 to 1
December 31, 2002	.48 to 1
January 31, 2003	.58 to 1
February 28, 2003	.63 to 1
March 31, 2003	.67 to 1
April 30, 2003	.71 to 1
May 31, 2003	.77 to 1
June 30, 2003	.83 to 1
July 31, 2003 and each month thereafter.	1.00 to 1

(b) Tangible Net Worth ("TNW"): Achieve a TNW amount for the period corresponding thereto:

Period Ending	Amount
March 31, 2002	$3,344,000
April 30, 2002	3,359,000
May 31, 2002	4,262,000
June 30, 2002	4,538,000
July 31, 2002	4,809,000
August 31, 2002	4,936,000
September 30, 2002	4,806,000
October 31, 2002	4,698,000
November 30, 2002	4,649,000
December 31, 2002 (1)	4,367,000

(1) For each month thereafter, beginning with January 31, 2003, the TNW amount will increase by 75% of positive monthly Net Income for the month then ended, plus any additional Subordinated Debt or equity added in the month then ended.

All amounts referenced in this Section shall be determined in accordance with GAAP.

8.6 Change of Control. No Borrower shall cause, permit, or suffer, directly or indirectly, any Change of Control.

8.7 Limitation on Indebtedness for Money Borrowed. No Borrower shall create or suffer to exist any Indebtedness for Money Borrowed except: (i) the Indebtedness for Money Borrowed of Borrowers to Lender under this Agreement and the Loan Documents; (ii) Indebtedness for Money Borrowed outstanding as of the Closing Date and listed on Schedule 8.8; (iii) Indebtedness for Money Borrowed secured by Permitted Liens; (iv) Subordinated Indebtedness; and (v) other Indebtedness for Money Borrowed in an aggregate amount not to exceed $100,000.00.

8.8 Mergers; Consolidations; Acquisitions. (i) Except for (a) a Permitted Acquisition involving the merger of another Person with and into a Borrower, with a Borrower as the surviving corporation in such merger, and (b) the merger of one Borrower with and into the other Borrower with the other Borrower being the surviving corporation, no Borrower shall merge or consolidate, or permit any Subsidiary of a Borrower to merge or consolidate, with any Person; nor (ii) except for a Permitted Acquisition, acquire, nor permit any of its Subsidiaries to acquire, all or any substantial part of the properties and assets or Securities of any Person; nor (iii) consummate a Permitted Acquisition without Lender's prior written consent.

8.9 Subsidiaries. After the Closing Date, create any Subsidiaries, or transfer any assets to any Subsidiary, except in connection with a Permitted Acquisition.

ARTICLE IX - CONDITIONS PRECEDENT

9.1 Conditions Precedent. Each of the following is a condition precedent to Lender making the Loans pursuant to this Agreement, including the making of the initial Revolving Loan Advance and any future Loans contemplated hereunder (none of which may be waived, in whole or in part, except by the express written agreement of a duly authorized officer of Lender):

(a) Lender shall have received, in form and substance satisfactory to Lender, all releases, terminations, agreements and other documents as Lender may request to effect and evidence termination of the existing financing arrangements of any Borrower and the interests of any other lender or lenders pursuant to any such financing arrangements in any assets and properties of any Borrower, including, but not limited to, UCC-3 termination statements for all financing statements previously filed by or on such lender's behalf;

(b) Lender shall have received, in form and substance satisfactory to Lender, all other consents, waivers, acknowledgments, releases, agreements and documents from each Borrower or third Persons required under this Agreement or which Lender may deem necessary to permit, protect and perfect its Security Interest and Liens or to effectuate the provisions or purposes of this Agreement, including, without limitation, agreements with respect to Subordinated Indebtedness, waivers by landlords, lessors, owners, mortgagees, processors, warehouses or consignees of any interests, Liens or other claims by such persons in and to the Collateral, and agreements by such persons permitting Lender access to the premises to exercise its rights and remedies and otherwise deal with the Collateral;

(c) Lender shall have received, in form and substance satisfactory to Lender, a fully executed Trademark Agreement, a fully executed Copyright Agreement and any other Security Documents required by Lender;

(d) Lender shall have received, in form and substance satisfactory to Lender, an opinion letter of counsel for Borrowers with respect to this Agreement and the other Loan Documents and such other matters as Lender may request;

(e) Borrowers and the banks shall have established the Lockbox, and shall have executed and delivered the Deposit Account Control Agreement in form and substance satisfactory to Lender;

(f) Lender shall have received evidence of insurance and loss payee endorsements and/or certificates of insurance naming Lender as loss payee, as required under this Agreement, in form and substance satisfactory to Lender, at Borrowers' cost and expense;

(g) Lender shall have completed a field review of the records and other information with respect to the Collateral as Lender may require to determine the amount of the Loans available to Borrowers, the results of which shall be satisfactory to Lender in its discretion;

(h) Lender shall have received and reviewed UCC search results for all jurisdictions in which assets of any Borrower are located in the United States, in form and substance satisfactory to Lender;

(i) Lender shall have received evidence, in form and substance satisfactory to Lender, that Lender has a valid perfected first security interest in all of the Collateral except as otherwise permitted under this Agreement;

(j) Lender shall have received landlord or warehouseman agreements with respect to premises leased by a Borrower located at the locations listed on Schedule 9.1(j), each in form and substance satisfactory to Lender;

(k) Lender shall have received written confirmations from all Persons which have been granted Liens (other than Permitted Liens) in any Collateral of the balance due on the Indebtedness owed to them as of the Closing Date and that no default or event of default exists under any documentation evidencing or relating to such Indebtedness and that the granting of Security Interests in favor of Lender by Borrowers shall not create a default or an event of default thereunder;

(l) There shall be a minimum excess availability under the Revolving Credit Facility of $2,000,000.00 after accommodation for payment of trade accounts payable over thirty (30) days past due (adjusted for conversions or settlements), bank overdrafts, claim settlements over ninety (90) days past due and any transaction related fees including fees owed to Impact Capital at closing;

(m) Engagement of a turnaround consultant acceptable to Lender until the later of six (6) months from closing or September 30, 2002. Impact Consulting, Inc. is deemed an acceptable consultant;

(n) Infusion of cash equity into Borrowers of at least $3,000,000.00 since December 31, 2001;

(o) Conversion of at least $1,500,000.00 of amounts payable to Agents into equity or subordinated debt on terms and conditions acceptable to Lender since December 1, 2001;

(p) Conversion of at least $2,000,000.00 of account payables of trade creditors (including TMP Worldwide) into equity, subordinated debt (if secured), long term debt (if unsecured), or debt forgiveness on terms and conditions acceptable to Lender since December 1, 2001;

(q) No Default or Event of Default shall have occurred and be continuing;

(r) After the Initial Advance, the Availability Reserve will be required at all times; provided, however, if there are no Events of Default and Lender can verify that Borrowers have received additional cash equity of $1,000,000.00 after the Initial Advance, this condition shall not be required;

(s) All representations and warranties of each Borrower set forth in this Agreement shall be true and correct in all material respects; and

(t) This Agreement and all instruments and documents required hereunder shall have been duly authorized, executed and delivered to Lender, in form and substance satisfactory to Lender.

ARTICLE X - EVENTS OF DEFAULT; REMEDIES

10.1 Events of Default. The occurrence or existence of any one or more of the following events or conditions, whether voluntary or involuntary, shall constitute an Event of Default:

(a) Borrowers fail to pay when due (whether due at stated maturity, on demand, upon acceleration or otherwise) any installment of principal, interest, premium, if any, and fees on the Revolving Loan Advances or otherwise owing under this Agreement;

(b) Borrowers fail to pay any of the other Obligations (other than those dealt with specifically in Section 10.1(a) of this Agreement) on the due date thereof (whether due at stated maturity, on demand, upon acceleration or otherwise) and such failure shall continue for a period of ten (10) days after Lender's giving Borrowers written notice thereof;

(c) Borrowers fail or neglect to perform, keep or observe any covenant contained in Sections 7.1, 7.2, 7.3, 7.7, (and such failure of any of the foregoing four (4) Sections shall continue for a period of ten (10) days after Lender's giving Borrowers written notice thereof) 7.11, and 8.1 through 8.10 hereof on the date that Borrowers are required to perform, keep or observe such covenant;

(d) Any Borrower or any other Obligor fails or neglects to perform, keep or observe any covenant contained in this Agreement or the other Loan Documents (other than a covenant which is dealt with specifically elsewhere in this Section 10.1) and the breach of such other covenant in this Agreement or the other Loan Documents is not cured within ten (10) days after the sooner to occur of any Borrower's or such other Obligor's receipt of notice of such breach from Lender or the date on which such failure or neglect first becomes known to any officer of any Borrower or such other Obligor;

(e) Any representation or warranty made by or on behalf of any Borrower or any other Obligor, or other information provided by or on behalf of any Borrower or any other Obligor to Lender, was incorrect or misleading in any material respect at the time it was made or provided;

(f) Any Borrower or any Borrower Affiliate defaults: (i) as primary or secondary obligor, in the payment of any principal or interest on any Indebtedness for Money Borrowed (other than the Obligations) in excess of $250,000.00, and such default continues beyond any applicable grace period or, if such Indebtedness is payable on demand, fails to pay such Indebtedness upon demand; or (ii) in the observance of any covenant, term or condition contained in any agreement evidencing, securing or relating to any Indebtedness for Money Borrowed (other than the Obligations) in excess of $250,000.00, if the effect of such default is to cause, or to permit any other party to such Indebtedness to cause, all or part of such Indebtedness to become due before its stated maturity;

(g) A writ of attachment, garnishment execution, distraint or similar process in excess of $100,000.00 is issued against any Borrower, any Borrower Affiliate, or any of their respective properties;

(h) Lender determines, in its reasonable discretion, that a Materially Adverse Effect has occurred;

(i) Any Borrower becomes insolvent or bankrupt; makes an assignment for the benefit of creditors or consents to the appointment of a trustee or receiver; a trustee or a receiver is appointed for any Borrower or for a significant portion of such Borrower's assets; bankruptcy, reorganization or insolvency proceedings are instituted by or against any Borrower; or if any of the foregoing occurs with respect to any guarantor or other party liable for any of any Borrower's obligations owing to Lender;

(j) Any judgment or order for the payment of money in excess of $100,000.00, or in excess of $250,000.00 in the aggregate for all such judgments or orders, is entered against any Borrower, unless the same shall be (i) fully covered by insurance and the issuer of the applicable policy shall have acknowledged full coverage in writing within thirty (30) days of judgment, or (ii) vacated, stayed, bonded, paid or discharged within a period of thirty (30) days from the date of such judgment or order;

(k) Any Loan Document is terminated other than as provided for in this Agreement or becomes void or unenforceable, or any Security Interest ceases to be a valid and perfected first priority security interest in any portion of the Collateral, other than as a result of the Permitted Liens;

(l) Any Borrower conceals, removes, or permits to be concealed or removed, any of its assets with the intent to hinder, delay or defraud Lender or any of any Borrower's other creditors;

(m) Any guarantor, surety or endorser for any of the Obligations dies, defaults in any obligation owing to Lender, or prospectively terminates or revokes such guaranty or surety;

(n) Any loss, theft, damage or destruction of any item of Collateral or other property of any Borrower which has a Materially Adverse Effect;

(o) There is filed against any Borrower or any guarantor or other party liable for any of Borrowers' Obligations any civil or criminal action, suit or proceeding under any federal or state racketeering statute (including, without limitation, the Racketeer Influenced and Corrupt Organization Act of 1970), which action, suit or proceeding could result in the confiscation or forfeiture of any material portion of the Collateral;

(p) Any Termination Event with respect to any Plan shall have occurred; or a decision shall have been made by any Borrower or any Borrower Affiliate, or any member of the "controlled group of corporations" (as defined in Section 1563(a)(4) of the Internal Revenue

Code determined without regard to Sections 1563(a) and (e)(3)(c) of such Code) of which such Borrower or such Borrower Affiliate is a part, to terminate, file a notice of termination with respect to, or withdraw from, any Plan; or

(q) Any Borrower fails to pay when due any obligation of such Borrower under any of the Vender Obligations, and the breach of such obligation is not cured within thirty (30) days of its due date, unless such Borrower has provided to Lender written evidence, in form and substance satisfactory to Lender, that such Borrower is not obligated to pay such obligation or that payment of such obligation has been deferred or otherwise excused by the obligee thereof.

10.2 Lender's Remedies. In addition to any other rights and remedies that Lender may have, upon the occurrence and during the continuance of an Event of Default, Lender may:

(a) Without notice to, or demand upon, any Borrower:

(i) discontinue making any further Revolving Loan Advances;

(ii) terminate this Agreement;

(iii) declare all Obligations to be immediately due and payable;

(iv) take possession of all or any portion of the Collateral, wherever located, and enter on any of the premises where any of the Collateral may be and remove, repair and store any of the Collateral until it is sold or otherwise disposed of (Lender shall have the right to store, without charge, all or any portion of the Collateral at any of any Borrower's business locations);

(v) use, without charge, any Borrower's patents, copyrights, trade names, trade secrets, trademarks, advertising materials or any property of a similar nature, in advertising for sale and selling any of the Collateral; and

(vi) renew, modify or extend any Receivable, grant waivers or indulgences with respect to any Receivable, accept partial payments on any Receivable, release, surrender or substitute any security for payment of any Receivable, or compromise with, or release, any party liable on any Receivable in such a manner as Lender may, in its sole discretion deem advisable, all without affecting or diminishing any Borrower's Obligations to Lender.

(b) With notice to any Borrower:

(i) require each Borrower, at Borrowers' expense, to assemble the Collateral and make the Collateral available to Lender at locations reasonably convenient to Lender and such Borrower; and

(ii) sell or otherwise dispose of all or any portion of the Collateral at public or private sale for cash or credit, with such notice as may be required by law (in the absence of any contrary requirement, each Borrower agrees that ten (10) days prior notice of a public or private sale of the Collateral is reasonable), in lots or in bulk, all as Lender, in its sole discretion, may deem advisable. Lender shall have the right to conduct any such sales, without charge, at any Borrower's business locations. Lender may purchase all or any portion of the Collateral at public sale and, if permitted by law, at private sale and, in lieu of actual payment of the purchase price, may offset the amount of such price against the outstanding amount of the Loans and any other amounts owing from any Borrower to Lender. Proceeds realized from the sale of any Collateral will be applied in the following order: (a) to the reasonable costs, expenses and attorneys' fees incurred by Lender in connection with the collection, acquisition, protection and sale of the Collateral; (b) to any accrued and unpaid interest owing from Borrowers to Lender; and (c) to any other amounts owing from Borrowers to Lender. Each Borrower agrees that each such Borrower will remain fully liable for any deficiency owing to Lender after the proceeds of the Collateral have been applied to the Loans and all other amounts owing from Borrowers to Lender.

(c) If any of the Collateral shall require repairing, maintenance, preparation, or the like, or is in process or other unfinished state, Lender shall have the right, but not the obligation, to repair or perform such maintenance, preparation, processing or completion of manufacturing to place the same in such saleable condition as Lender shall deem appropriate, but Lender shall have the right to sell or dispose of such Collateral with or without such processing.

ARTICLE XI – JURY TRIAL WAIVER; OTHER WAIVERS AND CONSENTS; AND GOVERNING LAW

11.1 Governing Law; Choice of Forum; Service of Process; Jury Trial Waiver.

(a) The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island, without reference to applicable conflict of law principles.

(b) Each Borrower and Lender irrevocably consent and submit to the non-exclusive jurisdiction of Rhode Island Courts in connection with the resolution of any disputes relating to this Agreement or the other Loan Documents. Each Borrower irrevocably waives any objection based on venue or forum non conveniens with respect to any action instituted therein arising under this Agreement or any of the other Loan Documents, or in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or the other Loan Documents or the transactions related hereto or thereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise, and agrees that any dispute with respect to any such matters shall be heard only in the courts described above (except that Lender shall have the right to bring any action or proceeding against any Borrower or its property in the courts of any other jurisdiction which Lender deems necessary or appropriate in order to realize on the Collateral or otherwise enforce its rights against any Borrower or its property, or any guarantor of the Obligations.

(c) Each Borrower waives personal service of any and all process upon it and consents that all such service of process may be made by registered mail (return receipt requested) directed to Borrowers at the address set forth below and service so made shall be deemed to be completed five (5) Business Days after the same shall have been so deposited in the U.S. mails. Nothing contained in this Agreement shall affect the right of Lender to serve legal process by any other manner permitted by law.

(d) EACH BORROWER AND LENDER EACH HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES TO THIS AGREEMENT IN RESPECT OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS OR THE RELATED TRANSACTIONS, INCLUDING WITHOUT LIMITATION, THE OBLIGATIONS OF BORROWERS AND ANY GUARANTOR, THE COLLATERAL, OR ANY INSTRUMENT, DOCUMENT OR GUARANTY DELIVERED PURSUANT TO THIS AGREEMENT, OR THE VALIDITY, PROTECTION, INTERPRETATION, ADMINISTRATION, COLLECTION OR ENFORCEMENT OF THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS, WHETHER NOW EXISTING OR HEREAFTER ARISING, WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH BORROWER AND LENDER EACH HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT EACH BORROWER OR LENDER MAY FILE AN ORIGINAL COUNTERPART OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO A TRIAL BY JURY.

(e) Lender shall not have any liability to any Borrower (whether in contract, tort, equity or otherwise) for losses suffered by any Borrower in connection with, arising out of, or in any way related to the transactions or relationships contemplated by this Agreement, or any act, omission or event occurring in connection herewith, unless it is determined by a final and non-appealable judgment or court order binding on Lender, that the losses were the result of acts or omissions constituting gross negligence or willful misconduct. In any such litigation, Lender shall be entitled to the benefit of the rebuttable presumption that it acted at all times in good faith and with the exercise of ordinary care in the performance by it of the terms of this Agreement.

11.2 Waiver of Certain Claims and Counterclaims. Each Borrower hereby agrees that it will not assert against Lender any claim for consequential, incidental, special or punitive damages in connection with this Agreement or any of the other Loan Documents or the transactions contemplated hereby or thereby, and each Borrower expressly waives any and all right to assert any such claims. Each Borrower further waives all rights to interpose any claims, deductions, setoffs or counterclaims of any nature (other than compulsory counterclaims) in any action or proceeding with respect to this Agreement, the Obligations, the Collateral or any matter arising therefrom or relating hereto or thereto. No officer of Lender has any authority to waive, condition, or modify the provisions of this section.

11.3 Indemnification. Each Borrower agrees to indemnify, save and hold harmless Lender and its directors, officers, agents, attorneys and employees from and against: (i) the use or contemplated use of the proceeds of any of the Revolving Loan Advances, any transaction contemplated by this Agreement or the other Loan Documents, or any relationship with any Borrower or any other party to this Agreement or the other Loan Documents; (ii) any administrative or investigative proceeding by any governmental agency arising out of or related to a claim, demand, action or cause of action described in clause (i) above; and (iii) any and all liabilities, losses, costs or expenses (including reasonable attorneys' fees and disbursements and other professional services) that any party indemnified hereunder suffers or incurs as a result of any foregoing claim, demand, action or cause of action; provided, however, that no such indemnitee shall be entitled to indemnification for any loss caused by its own gross negligence or willful misconduct. Any obligation or liability of any Borrower to any such indemnitee under this section shall survive the expiration or termination of this Agreement and the repayment of the Loans and performance of all Obligations.

ARTICLE XII - MISCELLANEOUS

12.1 Power of Attorney. Each Borrower irrevocably appoints Lender, and any person designated by Lender, as such Borrower's true and lawful attorney-in-fact to: (a) endorse for such Borrower, in Lender's or such Borrower's name, any draft or other order for the payment of money payable to such Borrower; and (b) execute, in Lender's or such Borrower's name, Financing Statements describing the Collateral. Lender shall not be liable to any Borrower for any action taken by Lender or its designee under this power of attorney, except to the extent that such action was taken by Lender in bad faith or with gross negligence or willful misconduct. Each Borrower agrees that a carbon, photographic or other reproduction of a Financing Statement or this Agreement may be filed by Lender as a Financing Statement.

12.2 Outstanding Revolving Loan Advances. The outstanding principal amount of, and accrued interest on, the Revolving Loan Advances and the Interest Rate applicable to the Revolving Loan Advances from time to time, shall be, at all times, ascertained from the records of Lender and shall be conclusive absent manifest error.

12.3 Modifications and Course of Dealing. This Agreement constitutes the entire agreement of Borrowers and Lender relative to the subject matter hereof. No modification of or supplement to this Agreement shall bind Lender unless in writing and signed by an authorized officer of Lender. The enumeration in this Agreement of Lender's rights and remedies is not intended to be exclusive, and such rights and remedies are in addition to and not by way of limitation of any other rights or remedies that Lender may have under the Uniform Commercial Code or other Applicable Law. No course of dealing and no delay or failure of Lender to exercise any right, power or privilege under any of the Loan Documents will affect any other or future exercise of such right, power or privilege. The exercise of any one right, power or privilege shall not preclude the exercise of any others, all of which shall be cumulative.

12.4 Assignment and Participation. Borrowers may not assign or transfer any of their rights or delegate any of its obligations under this Agreement or any of the other Loan Documents. Lender shall have the right, from time to time, without notice to Borrowers, to sell, assign or otherwise transfer all or any part of its interest in this Agreement, the other Loan Documents, and the Loans to any other party, or enter into participation arrangements with any other party. Each Borrower authorizes Lender to deliver to potential assignees or participants Borrowers' financial information and all other information delivered to Lender in furtherance of or pursuant to the terms of this Agreement.

12.5 Delegation of Duties. Lender may execute any of its duties under this Agreement or the other Loan Document by or through agents, employees or attorneys-in-fact. Lender shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact selected by Lender as long as such selection was made without gross negligence or willful misconduct.

12.6 Notices. Except as otherwise provided herein, whenever any notice, demand, request or other communication shall or may be given to or served upon any party by any other party, or whenever any party desires to give or serve upon any other party any communication with respect to this Agreement, each such communication shall be in writing and shall be deemed to have been validly served, given or delivered (a) upon the earlier of actual receipt and five (5) Business Days after deposit in the United States Mail, registered or certified mail, return receipt requested, with proper postage prepaid, (b) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States Mail as otherwise provided in this Section 12.6), (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid or (d) when hand-delivered, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated in the signature page to this Agreement or to such other address (or facsimile number) as may be substituted by notice given as herein provided.

12.7 Expenses. Borrowers jointly and severally agree to pay, and to hold Lender harmless from and against, all reasonable out-of-pocket expenses incurred by Lender (including allocated costs of staff counsel) in connection with any amendments, waivers or consents relating to this Agreement or any of the other Loan Documents. Borrowers further jointly and severally agree to pay any reasonable fees, costs, or expenses incurred by Lender arising in connection with Lender's enforcement or preservation of its rights under this Agreement or any other Loan Document, or in the collection of any of the Loans, including without limitation, attorneys' fees (including allocated costs of staff counsel), expert fees, and legal costs. Borrowers also jointly and severally agree to pay or reimburse Lender for the costs of conducting the Inventory Appraisal.

12.8 Assignment of Receivables and Inventory. This Agreement may be supplemented by separate assignments of Receivables and Inventory and, if such assignments are executed, the rights and interests given by any Borrower pursuant to such assignments shall be in addition to, and not in limitation of, the rights and security interests given by each Borrower under this Agreement. Lender will not be responsible for the safekeeping of any Inventory delivered to Lender, for the collection of proceeds of any of the Collateral, or for losses of collected proceeds held by any Borrower in trust for Lender.

12.9 Binding Effect; Severability. This Agreement shall not be deemed to create any right in any party except as provided herein and shall inure to the benefit of, and be binding upon, the successors and assigns of Borrower and Lender. All of each Borrower's obligations under this Agreement are absolute and unconditional and shall not be subject to any offset or deduction whatsoever. The provisions of this Agreement are intended to be severable. If any provision of this Agreement is held invalid or unenforceable in whole or in part, such provision will be ineffective to the extent of such invalidity or unenforceability without in any manner effecting the validity or enforceability of the remaining provisions of this Agreement.

12.10 Final Agreement. This Agreement and the other Loan Documents are intended by Borrowers and Lender to be the final, complete, and exclusive expression of the agreement between them. This Agreement supersedes any and all prior oral or written agreements relating to the subject matter hereof. No modification, rescission, waiver, release, or amendment of any provision of this Agreement or any provision of any of the other Loan Documents shall be made, except by a written agreement signed by Borrowers and a duly authorized officer of Lender.

12.11 Counterparts. This Agreement may be executed in any number of counterparts, and by Lender and Borrowers in separate counterparts, each of which shall be an original, but all of which shall taken together constitute one and the same agreement.

12.12 Captions. The captions contained in this Agreement are for convenience of reference only, are without substantive meaning and should not be construed to modify, enlarge, or restrict any provision.

12.13 Borrowers' Representative. Each Borrower hereby appoints and authorizes Lawrence Marzullo to act as its representative and agent hereunder to issue notices and other communications on its behalf (the "Borrower Representative"). Notwithstanding any provision herein to the contrary, Lender agrees that any notice or other communication issued by an authorized representative on behalf of Borrower Representative shall be acknowledged as a notice or other communication properly issued by each Borrower and that it shall not recognize any notice or other communication that was not issued by Borrower Representative or its authorized representative as a properly authorized notice or other communication from any Borrower.

The undersigned, pursuant to due authority, have caused this Agreement to be executed as of the date set forth above.

BORROWERS:

THE BEKINS COMPANY, a Delaware Corporation

By:______________________________
Name: ___________________________
Title: ____________________________

Address: 330 South Mannheim Road
Hillside, IL 60162
Facsimile: (708) 649-7282

BEKINS VAN LINES CO., a Nebraska corporation

By:______________________________
Name: ___________________________
Title: ____________________________

Address: 330 South Mannheim Road
Hillside, IL 60162
Facsimile: (708) 649-7282

BEKINS WORLDWIDE SOLUTIONS, INC., a Delaware Corporation

By:______________________________
Name: ___________________________
Title: ____________________________

Address: 330 South Mannheim Road
Hillside, IL 60162
Facsimile: (708) 649-7282

BEKINS VAN LINES, LLC,
a Delaware Limited Liability Company

By:________________________________
Name: _____________________________
Title: ______________________________

Address: 330 South Mannheim Road
Hillside, IL 60162
Facsimile: (708) 649-7282

with a copy to:

John F. Adams, Esq.
Stephen A. Marcus, Esq.
Schiff Hardin & Waite
233 South Wacker Drive
Suite 6000
Chicago, IL 60606
Facsimile: (312) 258-5700

LENDER:

TEXTRON FINANCIAL CORPORATION

By: _______________________________
Name: Jerry K. Brown
Title: Senior Vice President

Address:
Suite 400
4550 North Point Parkway
Alpharetta, Georgia 30022
Facsimile: (770) 360-1672

with a copy to:

Steven M. Schott, Esq.
Textron Financial Corporation
Suite 400
4550 North Point Parkway
Alpharetta, Georgia 30022
Facsimile: (770) 360-1458

and

Alexander D. Kerr, Jr., Esq.
David A. Kallick, Esq.
Tishler & Wald, Ltd.
200 South Wacker Drive
Suite 2600
Chicago, IL 60606
Facsimile: (312) 876-3816

ACKNOWLEDGMENT

STATE OF ____________

COUNTY OF __________

Before me, a Notary Public in and for said County and State, on this day personally appeared _______________, known to me to be the person whose name is subscribed to the foregoing instrument, who acknowledged that he executed said instrument as his or her free and voluntary act and the free and voluntary act of Borrower.

Given under my hand and Notarial Seal this _____ day of ___________, 2002.

____
Notary Public

My commission expires: ____________

EXHIBIT 10.1

CONSENT OF ERNST & YOUNG LLP

Exhibit 10.1

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 25, 2001, not presented separately herein, with respect to the consolidated financial statements of Bekins Van Lines Co. for the year ended December 31, 2000, included in this Regulation A Offering Statement on Form 1-A and Related Offering Circular of The Bekins Acquisition Group, Inc. for the registration of 20,000 shares of its common stock.

Chicago, Illinois
April 9, 2002

Ernst & Young LLP

EXHIBIT 10.2

CONSENT OF ALTSCHULER, MELVOIN AND GLASSER LLP

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

EXHIBIT 10.2

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use of our report dated April 4, 2002, on the consolidated financial statements of Bekins Van Lines Co. for the year ended December 31, 2001. Such report is being included in an Offering Statement to be filed by The Bekins Acquisition Group, Inc. under Regulation A of the Securities Act of 1933. We also consent to the reference to our firm under the caption "Experts" in the Offering Circular.

Altschuler, Melvoin and Glasser, LLP

Chicago, Illinois
April 9, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

EXHIBIT 11.1

OPINION OF SCHIFF HARDIN & WAITE

SCHIFF HARDIN & WAITE
A Partnership Including Professional Corporations

6600 Sears Tower, Chicago, Illinois 60606-6473
Telephone (312) 258-5500 Facsimile (312) 258-5700

Chicago
Washington
New York
Merrillville
Dublin

April 10, 2002

The Bekins Acquisition Group, Inc.
330 South Mannheim Road
Hillside, Illinois 60162

Ladies and Gentlemen:

We have acted as counsel to The Bekins Acquisition Group, Inc., a Delaware corporation (the "Company"), in connection with an Offering Statement on Form 1-A (the "Offering Statement") filed by the Company with the Securities and Exchange Commission on April 10, 2002 under the Securities Act of 1933, as amended (the "Securities Act"). The Offering Statement relates to the offer for issuance and sale of shares of up to 20,000 shares of voting and non-voting common stock, $.001 par value, of the Company (the "Common Stock") with an aggregate offering price of $5,000,000.

In connection with our opinions, we have examined the Offering Statement, including the exhibits thereto, and such other documents, corporate records, and instruments, and such laws and regulations, as we have deemed necessary for that purpose. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

Based on the foregoing and subject to the qualifications set forth below, we are of the opinion that, when the Offering Statement, as it may be amended, has become qualified under the Securities Act, and any applicable state securities or Blue Sky laws have been complied with, the shares of Common Stock, when issued and sold, in the manner, and for the consideration set out in the Offering Statement, will be duly authorized, validly issued, fully paid and nonassessable.

The foregoing opinions are limited to the General Corporation Law of Delaware, and the federal laws of the United States of America, and we express no opinion as to the laws of any other jurisdiction.

The opinions expressed in this opinion letter are as of the date of this opinion letter only and as to the laws covered hereby only as they are in effect on that date. The opinions herein are limited to the matters expressly set forth in this opinion letter, and no opinion is given or may be inferred beyond the matters expressly set forth in this opinion letter.

We hereby consent to the filing of this opinion as Exhibit 11 to the Offering Statement and to the reference to us under the caption "Legal Matters" in the Offering Circular contained in the Offering Statement.

Very truly yours,

SCHIFF HARDIN & WAITE

By: ______________________
Stephen A. Marcus

584686.3